Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Enerplus announces 2007 year end results and reserves information

     TSX: ERF.UN
     NYSE: ERF

     CALGARY, Feb. 28 /CNW/ - Enerplus Resources Fund ("Enerplus") is pleased to announce our financial and operating results for the year ended
December 31, 2007.

     <<
     STRATEGIC EXECUTION:

     -   On February 13, 2008 we acquired Focus Energy Trust creating an entity with a combined market capitalization of approximately
         $7.6 billion and production of approximately 100,000 BOE/day
     -   In the second quarter of 2007, we completed the acquisition of an operated oil sands steam assisted gravity drainage ("SAGD") project with production potential of 30,000 to 40,000 bbls/day of bitumen through the purchase of a 100% working interest in the Kirby lease for a total purchase price of $203.1 million
     -   We expanded our U.S. asset base through the acquisition of a gross overriding royalty interest in the Jonah natural gas field in Wyoming for total consideration of approximately $61.0 million in January
         2007
     -   We maintained a strong balance sheet with a net debt to trailing 12 month cash flow ratio of 0.8x at December 31, 2007 to support further potential acquisitions and growth

     FINANCIAL HIGHLIGHTS:

     -   Cash flow totaled $868.5 million during 2007, essentially flat over
         2006
     -   Cash distributions payable to unitholders remained constant at $0.42 per trust unit for the past 28 months resulting in annual cash distributions paid of $5.04 per trust unit
     -   Our payout ratio increased slightly to 74% from 71%
     -   On April 10, 2007 we completed an equity offering of 4.25 million trust units in conjunction with the Kirby acquisition raising gross proceeds of $210.6 million
     -   Subsequent to year-end, we increased our bank credit facility from
         $1.0 billion to $1.4 billion in conjunction with the Focus transaction

     OPERATIONAL HIGHLIGHTS:

     -   Daily production averaged 82,319 BOE/day essentially on target with our third quarter guidance of 82,500 BOE/day
     -   Development capital spending was $387.2 million
     -   We drilled 252 net wells with a 99% success rate
     -   Operating costs were $9.12/BOE for 2007, slightly below our third quarter guidance of $9.20/BOE
     -   General and administrative ("G&A") expenses were $2.26/BOE, 6% lower than our guidance of $2.40/BOE

     RESERVES:

     -   We replaced 90% of 2007 production through reserve additions from development capital spending and acquisitions on a proved plus probable basis
     -   Proved plus probable reserves decreased slightly by 1% to 440.2 MMBOE and proved reserves decreased 3% to 289.9 MMBOE
     -   Proved plus probable finding and development costs ("F&D") on our conventional oil and gas activities were $19.97/BOE for the year and when we include our oil sands activities, F&D costs were $20.33/BOE
         (both measures include future development capital)
     -   Proved plus probable finding, development and acquisition ("FD&A")
         costs on our conventional oil and gas activities were $19.79/BOE for the year and when we include our oil sands activities, FD&A costs were $27.69/BOE, primarily as a result of the Kirby acquisition which has no reserves assigned to it at this time
     -   3 year FD&A costs were $19.57/BOE on our conventional assets and
         $20.69/BOE including oil sands
     -   We added 6.8 million barrels of proved plus probable reserves relating to our Joslyn SAGD project
     -   Our reserve Life Index ("RLI") continues to be one of the longest in the sector at 14.8 years on a proved plus probable basis and
         10.3 years on a proved basis
     >>

     SELECTED FINANCIAL AND OPERATING HIGHLIGHTS

     Readers are referred to "Information Regarding Disclosure in this News
Release and Oil and Gas Reserves, Resources and Operational Information" and
"Notice to U.S. Readers" at the end of this news release for information regarding the presentation of the financial and operational information in this news release.

     <<
     FINANCIAL HIGHLIGHTS
     For the years ended December 31,                       2007         2006
     -------------------------------------------------------------------------
     Financial (000's)
       Cash Flow from Operating Activities           $   868,548  $   863,696
       Cash Distributions to Unitholders(1)              646,835      614,340
       Cash Withheld for Acquisitions
        and Capital Expenditures                         221,713      249,356
       Net Income                                        339,691      544,782
       Debt Outstanding (net of cash)                    724,975      679,650
       Development Capital Spending                      387,165      491,226
       Acquisitions                                      274,244       51,313
       Divestments                                         9,572       21,127

     Financial per Unit(2)
       Cash Flow from Operating Activities           $      6.80  $      7.10
       Cash Distributions to Unitholders(1)                 5.07         5.05
       Cash Withheld for Acquisitions
        and Capital Expenditures                            1.73         2.05
       Net Income                                           2.66         4.48

       Payout Ratio(3)                                       74%          71%

     Selected Financial Results per BOE(4)
       Oil & Gas Sales(5)                            $     50.48  $     50.23
       Royalties                                           (9.49)       (9.47)
       Financial Contracts                                  0.45        (1.10)
       Operating Costs                                     (9.11)       (8.02)
       General and Administrative                          (1.98)       (1.71)
       Interest and Foreign Exchange                       (1.43)       (0.93)
       Taxes                                               (0.77)       (0.59)
       Restoration and Abandonment                         (0.54)       (0.37)
     -------------------------------------------------------------------------
     Cash Flow from Operating Activities before
      changes in non-cash operating working capital  $     27.61  $     28.04
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Weighted Average Number of Trust
      Units Outstanding (thousands)                      127,691      121,588
     Debt/Trailing 12 Month Cash Flow Ratio                 0.8x         0.8x
     -------------------------------------------------------------------------

     OPERATING HIGHLIGHTS
     For the years ended December 31,                       2007         2006
     -------------------------------------------------------------------------

     Average Daily Production
       Natural gas (Mcf/day)                             262,254      270,972
       Crude oil (bbls/day)                               34,506       36,134
       NGLs (bbls/day)                                     4,104        4,483
     Total (BOE/day)                                      82,319       85,779

     % Natural gas                                           53%          53%

     Average Selling Price(5)
       Natural gas (per Mcf)                         $      6.45  $      6.81
       Crude oil (per bbl)                           $     65.11  $     61.80
       NGLs (per bbl)                                $     51.35  $     50.90
       Per BOE                                       $     50.48  $     50.23
       US$ exchange rate                                    0.93         0.88

     Net Wells drilled                                       252          361
     Success Rate                                            99%          99%

     Proved Reserves (MMBOE)(6)                            289.9        299.8
     Probable Reserves (MMBOE)(6)                          150.3        143.5
     -------------------------------------------------------------------------
     Total Proved plus Probable Reserves (MMBOE)(6)        440.2        443.3

     Conventional Finding & Development Cost/BOE(7)  $     19.97  $     27.48
     Conventional Finding, Development
      & Acquisition Cost/BOE(7)                      $     19.79  $     25.41

     Total Finding & Development
      Cost/BOE including oil sands(7)                $     20.33  $     22.87
     Total Finding, Development & Acquisition
      Cost/BOE including oil sands(7)                $     27.69  $     23.19

     Recycle Ratio (conventional)(7)                        1.6x         1.2x

     Proved Reserve Life Index (years)(8)                   10.3         10.1
     Proved plus Probable Reserve Life Index (years)(8)     14.8         14.0
     -------------------------------------------------------------------------
     (1) Calculated based on distributions paid or payable. Cash distributions to unitholders per unit will not correspond to actual distributions of $5.04 per trust unit as a result of using the annual weighted average trust units outstanding.
     (2) Based on annual weighted average trust units outstanding.
     (3) Calculated as Cash Distributions to Unitholders divided by Cash Flow from Operating Activities.
     (4) Non-cash amounts have been excluded.
     (5) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     (6) Reserve figures are calculated based upon company interest reserves using forecast prices and costs.
     (7) Based upon proved plus probable company interest reserves including future development capital. For additional details and information see "Finding and Development Costs ("F&D")" and "Finding, Development
         and Acquisition Costs ("FD&A")" and "Recycle Ratio" in this news release.
     (8) Based upon year-end company interest reserves and the following year's estimated production contained in the independent reserve reports.

     Trust Unit Trading Information

                                                    TSX - ERF.un   NYSE - ERF
     -------------------------------------------------------------------------
                                                           ($CDN)        ($US)
     High                                             $    53.70   $    50.75
     Low                                              $    38.00   $    38.06
     Close                                            $    39.87   $    40.05
     Volume (000's)                                       96,898       54,192
     -------------------------------------------------------------------------
     >>

     COMPLETION OF STRATEGIC ACQUISITION OF FOCUS ENERGY TRUST

     On February 13, 2008, Enerplus completed the acquisition of Focus Energy
Trust ("Focus") resulting in improved asset quality, organizational strength and efficiency and financial position for the combined entity going forward.
Focus adds approximately 21,000 BOE/day of production to Enerplus
(18,000 BOE/day annualized from closing date), weighted approximately 90% to natural gas, coming from two principal properties - the Shackleton shallow natural gas property in southwest Saskatchewan and the Tommy Lakes deep tight gas property in British Columbia.
     Over 90% of the Focus employees, excluding executives, have joined the
Enerplus organization providing continuity in the management of the Focus assets. The nature and quality of the Focus assets is anticipated to also position us for improved operating metrics. With a greater percentage of operated properties and concentrated resource plays the merger will allow us to concentrate our attention on large, high impact areas.
     As a result of the acquisition, Enerplus is now one of the top shallow natural gas producers in Canada and will have the ability to combine technical and execution expertise with purchasing power over a significant asset base.
We believe the Shackleton property offers more than 1,500 future drilling locations representing 4 to 5 years of low risk repeatable development opportunities. We expect some cost saving synergies and increased ability to control the pace of development in the area especially on our previously non-
operated interests. We also believe Shackleton has potential for increased well density, additional compression, play extension through step-out drilling on 240,000 net acres of undeveloped land and recompletion potential from additional Milk River formation intervals. We believe the Tommy Lakes property has more than 50 future drilling locations representing at least three years of development potential.
     The following table summarizes Focus' company interest reserves at
December 31, 2007 as evaluated by Paddock Lindstrom & Associates Ltd.
utilizing the year end price and cost forecasts of Sproule Associates Limited
("Sproule"), our Canadian conventional independent reserves evaluators. Focus'
total reserves at December 31, 2007 increased over 2006 levels by approximately 1.1 million BOE effectively replacing 114% of produced reserves as a result of capital development activities.

     <<
     Focus Energy Trust Reserve Summary (company interest using forecast prices and costs)

                              Light &             Natural
                               Medium     Total       Gas   Natural
                                  Oil       Oil   Liquids       Gas     Total
                               (Mbbls)   (Mbbls)   (Mbbls)    (MMcf)    (MBOE)
     -------------------------------------------------------------------------
     Total Reserves at
      Dec. 31, 2006             5,248     5,248     3,267   450,966    83,676
     -------------------------------------------------------------------------
     Proved developed
      producing                 3,500     3,500     1,774   196,111    37,959
     Proved developed
      non-producing                 -         -        15     1,705       299
     Proved undeveloped           127       127       956   142,830    24,888
     -------------------------------------------------------------------------
     Total Proved Reserves      3,627     3,627     2,745   340,646    63,146
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Probable                     939       939       834   118,948    21,598
     Total Proved plus Probable
      Reserves at
      Dec. 31, 2007             4,566     4,566     3,579   459,594    84,744
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     OPERATIONS

     Production

     Daily production averaged 82,319 BOE/day for 2007 approximately 4% lower than 2006 average daily volumes. In the third quarter we adjusted our production guidance to 82,500 BOE/day reflecting significantly lower capital spending on development activities from 2006 levels as well as lower initial production rates on our Bakken oil infill drilling program and higher than expected downtime and turnaround activity during the year.
     Our exit rate production was roughly 4% lower than expected at
79,800 BOE/day as compared to our guidance of 83,000 BOE/day due to the previously announced Giltedge fire, capital project delays and additional unexpected downtime. Approximately 2,000 BOE/day was shut in as a result of a fire at the Giltedge oil property in late November. We expect the facility to be back to full production by mid-2008. Property and business interruption insurance will mitigate most of the costs resulting from the Giltedge fire.
Delayed tie-ins primarily on non-operated capital projects at year-end and additional line breaks at our non-operated Mitsue field also impacted our exit production by 1,200 BOE/day. While the majority of the capital for these projects was spent in 2007, we do not expect production until early March. We also expect production at Mitsue to be back on line by the end of March.

     Development Activities

     Our capital spending program during 2007 totaled $387.2 million.
Approximately two thirds of our conventional development program was invested in crude oil projects both in the U.S. and Canada where we realized the highest rates of return given strong crude oil prices through 2007. In total, we drilled 252 net wells with a 99% success rate and brought on approximately
15,700 BOE/day of new initial production at an average on-stream cost of
$22,150/BOE/day, excluding oil sands spending.
     We continued to invest in activities such as land, seismic and oil sands which did not add immediate cash flow and reserves, but positioned us to add production and reserves in the future. Approximately 20% of our capital expenditures, or $75 million, was spent on these types of activities during
2007.

     <<
     2007 Production and Capital Spending

                    Average                                           Finding
                      Daily  Drilling   Initial             Capital   & Devel-
                    Product- Activity   Product-  Capital   Efficie-   opment
                        ion       Net       ion  Spending       ncy     Cost/
     Play Types     BOE/day     Wells   BOE/day       $MM $/BOE/day     BOE(1)
     -------------------------------------------------------------------------
     Crude Oil
      Waterfloods    16,576        20     2,200  $     54  $ 24,550  $  19.78
     Shallow Gas &
      Coalbed
      Methane        14,696       155     2,500        39    15,600       n/a
     Bakken Oil      11,132        24     4,700       106    22,550     16.30
     Deep Tight Gas   8,772         6     1,700        35    20,600     20.30
     Other
      Conventional
      Oil & Gas      31,143        47     4,600       114    24,800     12.10
     -------------------------------------------------------------------------
     Total
      Conventional   82,319       252    15,700  $    348  $ 22,150  $  19.97
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Oil Sands            -       n/a         -        39         -     21.16
     -------------------------------------------------------------------------
     Total Company   82,319       252    15,700  $    387  $ 24,650  $  20.33
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) See "Finding and Development Costs ("F&D") and Finding, Development
         and Acquisitions Costs ("FD&A")" in this news release for additional information
     >>

     Resource Plays

     Crude Oil Waterfloods
     ---------------------

     Crude oil waterfloods represented approximately 20% of our 2007 production and 23% of our proved plus probable reserves at year-end. Enerplus operates over 80% of our waterfloods which are located throughout the Western
Canadian Sedimentary Basin. We invested $54 million on waterflood resource plays in 2007, drilling 20 new wells in Virden, Joarcam, Pembina and Silver
Heights resulting in an overall finding and development cost of $19.78/BOE.
Increased optimization at our Gleneath, Giltedge, Medicine Hat Glauc C and
Mitsue properties, combined with the success of the drilling program, resulted in capital efficiencies improving markedly year-over-year, from
$41,250/BOE/day in 2006 to $24,550/BOE/day.
     We expect to see a significant increase in capital investment to
$105 million in 2008 with plans for 49 new wells, increased optimization at our Cadogan property and two new surfactant pilots at Giltedge. Continued high oil prices and success in key development programs has laid the ground work for larger drilling programs at Pembina, Joarcam and Virden. We will also be rebuilding the Giltedge facility after the fire in November 2007 and expect it to be back to full production by mid-2008.

     Shallow Natural Gas and CBM
     ---------------------------

     Shallow natural gas and coal bed methane ("CBM") represented 18% of our daily production volumes in 2007 and 21% of our total proved plus probable reserves at year-end. Shallow gas and CBM spending was reduced by approximately 60% last year as weak natural gas prices and increasing costs eroded returns in this play type. We invested only $39 million and concentrated our spending on our most attractive shallow gas opportunities in the Bantry, Medicine Hat Sun Valley, Verger and Shackleton/Sceptre areas.
Reserve additions were offset by technical disappointments at Hanna Garden which made overall finding and development costs misrepresentative on a one year basis for the overall program. Drilling activity was significantly reduced with only 155 net wells drilled in 2007 compared to 249 in 2006. This high-graded program resulted in a significant improvement in capital efficiencies year-over-year from $29,400/BOE/day in 2006 to $15,600/BOE/day.
     In 2008 we expect to see a significant increase in total spending given improvements in costs and natural gas prices, the addition of the Focus
Shackleton property and the relatively limited impact from the royalty changes in Alberta on our shallow gas program. We are planning to drill approximately
371 net wells with total spending of $128 million. Shallow gas activities will be focused at our properties in Shackleton where we are infill drilling to increase well density from 4 to 8 wells per section and at Bantry and Milk
River prospects in Medicine Hat and Fox Valley where we are down spacing to
16 wells per section. Approximately 73% of our total conventional drill wells in 2008 will be shallow gas wells.

     Bakken Oil
     ----------

     The Sleeping Giant Bakken oil resource play in Montana produced approximately 13% of our average daily production in 2007 and represented 9%
of our proved plus probable reserves at December 31, 2007. Capital investment activity remained high throughout 2007 with $106 million invested to complete the initial two wells per section drilling program across the core of the field, drill 25 third well per section wells, complete 23 refracs and expand the resource outside of the core area. Overall results remained attractive on the third well per section drilling given recoverable reserves of over
200,000 BOE despite lower than anticipated initial production rates that averaged 200 BOE/day versus our original expectation of 300 BOE/day. Refracs continued to provide both incremental oil production and reserve recovery of approximately 50 BOE/day and 77,000 BOE, respectively. Our expansion efforts to date outside the core Bakken area have been unsuccessful with two uneconomic Red River wells and uneconomic extension wells northwest and southeast of the core field area. In total we spent $14 million on expansion efforts including associated seismic costs. We continue to evaluate these early results and other potential outside the core Bakken area.
     Our activities generated positive proved plus probable reserve additions of 10 million BOE, offset by 5 million BOE of negative revisions. The additions were primarily associated with our third wells per section and refrac program, while negative revisions were related to our extension areas and a change in recovery factor for solution gas. Since the acquisition of this property in 2005, we have added over 12 million BOE of proved plus probable reserves on the initial 30 million BOE acquired. Our finding and development costs in this resource play remained attractive at $16.30 per barrel with an on-stream cost of $22,550/BOE/day.
     In 2008 we plan to complement our ongoing capital program with a focused optimization effort and will spend approximately $47 million. Optimization will include automating pump controls, managing fluid levels and improving our field downtime. We expect to complete the third well per section drilling program in the core areas of the field (approximately 6 wells) and continue the refrac program (24 refracs). Efforts to understand and evaluate enhanced oil recovery projects ("EOR") are also underway given our expectations as to the potential recovery beyond primary depletion. Other activities will include determining the viability of a fourth well per section along the lease lines, potential EOR piloting and further work in expanding areas outside the core
Bakken play.

     Deep Tight Gas
     --------------

     Deep tight gas represented approximately 11% of our average daily production in 2007 and 7% of our year-end proved plus probable reserves. These play types includes mostly non-operated multi-zone deep tight gas plays such as Cardium, Nikannassin, Montney, Bluesky and Halfway zones as well as many others. In 2007, we completed our first significant operated development success with a $14 million deep gas drilling project at Ansell. We added
3.5 million BOE of new proved plus probable reserves by drilling 4 gross wells and expanded gas gathering and compression facilities. These wells are currently averaging 2 MMcf/day gross with an average 45% working interest. The success at Ansell was partially offset by a 1.3 million BOE negative proved plus probable reserve revision at our non-operated Benjamin property associated with a proved undeveloped location as the operator elected not to drill the well due to lower gas prices and reallocation of capital to other projects. The majority of the $35 million we invested in 2007 continued to be in the non-operated areas of Deep Basin, Elmworth Wapiti, Pine Creek and
Copton.
     Through the Focus transaction we added the Tommy Lakes property which will be our largest operated deep tight gas field currently producing approximately 6,000 BOE/day. Overall spending in 2008 is currently anticipated to increase to $53 million for Deep Gas, mainly as a result of the addition of this property with plans to spend approximately $20 million at Tommy Lakes
(post close), and the remainder primarily in Ansell and the non-operated areas of Deep Basin, Elmworth, Wapiti and Copton.

     Other Conventional Oil & Gas
     ----------------------------

     Other conventional oil and gas properties comprised approximately 38% of our total average daily production and 25% of our year-end proved plus reserves. This includes a diversified portfolio of both oil and gas projects across western Canada which are smaller in nature and which we operate approximately 70%. Our capital investment was reduced in this play type by 19%
year-over-year primarily due to lower capital spending in our non-operated properties and a shift to more spending in our Bakken oil play. Despite efforts to high grade our program, we did not see the high impact wells that were attributable to this category in 2006 and our activities at two main projects where we spent approximately $15 million, Kantah and Tatagwa, did not produce the results expected. In total, we spent $114 million on capital development activities in this category in 2007.
     Going forward in 2008 we expect to spend $142 million on a variety of oil and gas projects, both operated ($100 million) and non-operated ($42 million).
We will spend just under $20 million on operated oil optimization activities and equipment upgrades at Bantry North and South and almost $20 million at our oil properties in southeast Saskatchewan, primarily on horizontal drilling in an attempt to extend the boundaries of those assets. The remainder of the operated capital will be spent on a variety of smaller prospects in Alberta and British Columbia.

     Oil Sands
     ---------

     We invested $39 million in our oil sands portfolio in 2007 which includes our operated Kirby SAGD project, our non-operated SAGD and mine projects at
Joslyn and our joint venture and equity ownership with Laricina Energy Ltd.

     Kirby:
     ------

     The most significant oil sands activity in 2007 was the acquisition of the Kirby lease, a 100% working interest, operated SAGD project for
$203 million with potential production capacity through staged development of
30,000 to 40,000 bbls/day of bitumen. The Kirby oil sands leases cover a large land block of 43,360 gross acres (over 67 sections of land) in a highly prospective area in the heart of the Athabasca oil sands fairway near several other major SAGD development projects currently on production. While the Kirby lease does not have current production or proved plus probable reserves, an independent engineering assessment conducted by GLJ Petroleum Consultants Ltd.
("GLJ") effective December 31, 2007 indicates a "best estimate" of contingent resources of 244 million barrels of bitumen. Our initial development plans include a 10,000 bbl/day SAGD project starting in 2011/2012 with further expansion capability to a total of 30,000 to 40,000 bbls/day of gross bitumen production over time.
     Our oil sands strategy is to be a best in class SAGD operator given the fit with our business model, the availability of resource and link to the conventional business. We believe Kirby is an attractive first project given the reservoir quality, lack of thief zones, proximity to markets and infrastructure, and expandability. We have added to our capabilities with a new Vice President, Oil Sands and seasoned management and staff. Our capital spending in 2007 totaled $2 million and we have begun work on our first winter delineation drilling program at the Kirby lease and are targeting 70 new core holes and testing for water sources and disposal zones on the lease. We expect to use this new information in support of a 10,000 BOE/day SAGD project application in late fall of 2008. Our original cost estimates of $365 million associated with the development of the 10,000 bbl/day project will be updated later in the year as work progresses on the regulatory application. We plan to spend approximately $50 million in 2008 on our core hole drilling program and the regulatory application. The following outlines our current expectations as to the key milestones associated with the development of the Kirby lease:

     <<
     -   2007/2008 - Winter drilling program, stakeholder consultation and work on regulatory applications
     -   Fall 2008 - Regulatory application filed
     -   Fall 2009 - Regulatory approval anticipated
     -   Late 2011 - First steam
     -   Mid-2012 - First production
     -   2013 - Full production of 10,000 bbls/day
     >>

     Joslyn:
     -------

     We continued to invest in the Joslyn lease throughout 2007 spending
$18 million on the Joslyn SAGD project and $11 million on the Joslyn mining development. Our activity included additional delineation spending, regulatory work, SAGD facility upgrades and other costs.
     Results of the 2006-07 winter drilling program continue to indicate a growing resource on the Joslyn lease. As a result of the program, we obtained new reserve and contingent resource estimates in a report from GLJ which utilized results from an updated Norwest mining report. Effective December 31,
2007 GLJ added 6.8 million barrels of probable bitumen reserves and increased contingent resource estimates net to Enerplus. A key factor in the increased contingent resource estimates for the bitumen was a change from 12:1 total volume to bitumen in place ratio ("TV:BIP") to 15:1 TV:BIP ratio. TV:BIP measures the total volume of material (dirt, sand and bitumen) relative to the volume of bitumen in place; it considers how much dirt must be removed to access the bitumen deposit and the ore grade, or the richness of the deposit.
The higher costs associated with mining at higher TV:BIP ratios is more than offset by higher commodity prices. While the operator is still determining the optimal lease development plan for the lease, should the mining area expand we would expect higher overall recoveries from the lease given the higher recovery rate for mining versus SAGD.
     The Joslyn lease currently has two key mining areas (North and South) and a SAGD area with expansion potential. The existing SAGD project continues to run behind expectations. The operator does not expect to drill any new well pairs or achieve commercial production on the project until at least 2009 pending continued improvement in well performance. Production volumes at year-end from the SAGD project were approximately 2,400 bbls/day gross,
(360 bbls/day net) to Enerplus. We expect the North mine regulatory application to be approved in the second half of 2008. The extent of the South mine and expansion potential for SAGD is currently being evaluated and we expect to finalize these plans in 2008 with the operator. We are also expecting to finalize an expanded joint operating agreement and our downstream marketing plans in 2008. A South mine regulatory application is expected to be made once lease development plans have been determined. As the lease development plans have not been finalized and significant engineering work is underway, we do not have any current estimates of the future capital requirements associated with the lease. We expect to report capital spending estimates once the lease development plan is complete. There are no proved or probable reserves associated with the Joslyn mining development included in our year-end reserves report.

     Joslyn Oil Sands Reserves & Resource Estimates
     (based upon Enerplus working interests, million barrels of bitumen)

     The following table outlines the reserves and resources associated with the Joslyn lease as estimated by GLJ utilizing the Norwest mining report received late in 2007. The improved estimates at December 31, 2007 indicate that the lease could support up to 240,000 bbls/day of gross production
(36,000 bbls/day net) including both SAGD and mining activities.

     <<
                                          Mine Contingent  Total P+P Reserves
                     SAGD Proved plus            Resource        & Contingent
                    Probable Reserves     "Best" Estimate   Resource Estimate
                                 (GLJ)               (GLJ)               (GLJ)
                              (MMbbls)            (MMbbls)            (MMbbls)
     -------------------------------------------------------------------------
     2006 Year-End               56.7                 223                 280
     -------------------------------------------------------------------------
     2007 Year-End:
       Full mine with
        10,000 bbl/day
        SAGD                     11.0                 359                 370
     -------------------------------------------------------------------------
       Smaller mine with
        25,000 bbl/day
        SAGD                     63.5                 252                 315
     -------------------------------------------------------------------------
       Year-over-Year
        Change          -45.7 to +6.8          +29 to 136           +35 to 89
     -------------------------------------------------------------------------
     >>

     Mine estimates are contingent resource estimates using a 12:1 TV:BIP ratio at December 31, 2006 and a 15:1 TV:BIP ratio at December 31, 2007. There is no certainty that it will be commercially viable to produce any portion of the resources. For information on contingent resource estimates and the risks and uncertainties associated therewith, see "Information Regarding Disclosure in this News Release and Oil and Gas Reserves, Resources and Operational
Information" at the conclusion of this news release.

     Laricina
     --------

     In 2005, we formed a joint venture with Laricina Energy Ltd., a private oil sands company focused on SAGD development in the Athabasca oil sands fairway. As part of this joint venture, Enerplus swapped a 1% working interest in the Joslyn lease for approximately 20% equity value in Laricina, including an area of mutual interest agreement which has now expired. Over the past two years, we have participated in four land acquisitions and in 2007 invested approximately $8 million in an effort to delineate the potential on these lands. We believe the value of our equity investment has appreciated significantly since 2005 and based upon a recent financing by Laricina, we would value our investment at approximately $140 million and own approximately
12% of the total shares outstanding.

     2008 PRODUCTION AND CAPITAL SPENDING PLANS

     On December 3, 2007, Enerplus announced pro-forma 2008 guidance assuming the merger between Enerplus and Focus occurred January 1, 2008. The actual closing date of the merger was February 13, 2008, and therefore we have revised our 2008 guidance to reflect the combined results of Enerplus and
Focus from that date forward.
     We anticipate that our average daily production volumes will increase significantly in 2008 to approximately 98,000 BOE/day representing a production estimate of approximately 80,000 BOE/day from Enerplus and a pro-
rated estimate of 18,000 BOE/day from the Focus assets. Given the timing of our capital development program, we expect to exit 2008 with production of approximately 100,000 BOE/day.
     We also intend to significantly increase our capital spending plans in
2008 as a result of the Focus transaction and our investment in the oil sands.
We currently expect to spend approximately $580 million in total with approximately $475 million directed to conventional oil and gas with a slight bias to oil related projects over natural gas projects. Over 70% of our capital program is currently dedicated to resource play assets which we believe offer lower risk, repeatable development opportunities and approximately 75% of the spending is anticipated to be on operated properties.
We also expect our spending on activities such as land, seismic and exploration will account for approximately 15% of our conventional spending which helps to create opportunities in the future. We expect our drilling activity to virtually double in 2008 as we focus our activities on shallow natural gas development in southeastern Alberta and southwestern Saskatchewan.
Our largest expenditures are expected to be in shallow gas, particularly the
Shackleton property in Saskatchewan where we now operate, and on our crude oil waterflood properties across the Western Canadian Sedimentary Basin.
     We are currently estimating capital spending of approximately
$105 million dedicated to our oil sands portfolio in 2008. This spending is evenly split between Kirby and Joslyn with the Kirby spending concentrated on the initial core hole drilling program and regulatory project application and
Joslyn spending focused on advancing the mining interests. We expect capital spending on our oil sands assets to continue to increase over the next few years and as a result, we are reviewing our options for financing which could include the sale of a portion of our oil sands portfolio as well as debt, partnering opportunities and special purposes equity alternatives.

     <<
                       2008 Estimated      2008 Estimated      2008 Estimated
                              Average            Drilling             Capital
                     Daily Production            Activity            Spending
     Play Types              (BOE/day)         (Net Wells)               ($MM)
     -------------------------------------------------------------------------
       Shallow Gas
        & CBM                  25,000                 371                $128
       Crude Oil
        Waterfloods            16,000                  49                 105
       Deep Tight Gas          13,800                  20                  53
       Bakken Oil              10,800                   6                  47
       Other
        Conventional
        Oil & Gas              32,400                  61                 142
     -------------------------------------------------------------------------
     Total
      Conventional             98,000                 507                $475
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Oil Sands                      -                 n/a                 105
     -------------------------------------------------------------------------
     Total Company             98,000                 507                $580
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Includes the Focus assets effective February 13, 2008
     >>

     ACQUISITIONS & DIVESTMENTS

     In 2007 Enerplus acquired approximately 4.3 million BOE of company interest proved plus probable conventional oil and gas reserves, the majority of which was through the acquisition of gross overriding royalty ("GORR")
interests in the state of Wyoming for consideration of $61 million. The assets produce natural gas from the Jonah field in Wyoming, which is one of the largest gas fields in the U.S. We acquired an effective interest of approximately 540 BOE/day of daily production and approximately 2.2 million
BOE of proved reserves and 2.9 million BOE of proved plus probable reserves at
Jonah. We believe the field has a significant number of additional infill drilling locations that will provide growth potential for the future and to date have seen a 10% increase in our net production volumes. Enerplus is not required to pay any capital or operating costs on the assets.
     We also acquired a 100% working interest in the Kirby oil sands lease for
$203.1 million as described more fully in the oil sands section of this release. The following table outlines our acquisition and divestment activity in 2007.

     <<
     2007 Acquisition & Divestment Summary

                                                            Cost of
                                         Proved              Proved
                                           plus                plus  Cost per
                                Cost/  Probable            Probable     Daily
                           Proceeds(x) Reserves Production Reserves    Barrel
     Conventional Oil & Gas      ($MM)    (MBOE)  (BOE/day)  ($/BOE)    ($000)
     -------------------------------------------------------------------------
     Acquisitions              $ 71.1     4,773       667   $ 14.90   $ 106.6
     Divestments                  9.6       523       128     18.36      75.0
     -------------------------------------------------------------------------
     Net Conventional Oil
      & Gas Acquisitions       $ 61.5     4,250       539   $ 14.47   $ 114.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Oil Sands
      Acquisitions(xx)         $203.1         -         -       n/a       n/a
     -------------------------------------------------------------------------
     (x)    After adjustment for working capital and excluding future
            development
     (xx)   The Kirby lease has been assessed by GLJ as containing a best estimate of 244 MMBOE of bitumen contingent resources. For information on contingent resource estimates and the risks and uncertainties associated therewith, see "Information Regarding
            Disclosure in this News Release and Oil and Gas Reserves,
            Resources and Operational Information" at the conclusion of this news release
     >>

     RESERVES

     Total proved plus probable reserves at December 31, 2007 were 440 million BOE, down less than 1% from 2006 levels. Through our development and acquisition activities, we replaced 90% of produced volumes including the addition of 6.8 million barrels from our oil sands properties. Over the last
5 years we have replaced on average 179% of produced volumes including acquisition and divestment activity.
     Enerplus has built a large, diversified portfolio of conventional and unconventional capital projects that we believe will support our operations in the years ahead through the addition of production and reserves. We estimate our current inventory of conventional capital projects at over $2.3 billion representing over 4,000 net wells excluding any future capital associated with our oil sands activities. This includes approximately $430 million of estimated future development potential that was added through the Focus acquisition ($320 million at Shackleton and $85 million at Tommy Lakes) and in total represents approximately four to five years of conventional future development potential at current capital spending levels assuming no new acquisitions or changes of strategies on existing properties. We believe this opportunity set includes significant potential across our entire asset base and capital projects which are both technically and economically viable at today's commodity prices. Future development capital estimates associated with our oil sands activities are not currently available but we expect to provide such estimate later in 2008. We continue to expect production volumes in the range of 60,000 bbls/day net to Enerplus from our current oil sands projects once all such projects, as currently planned, have reached their peak production rates.
     The following table highlights our year end reserves, reserve life index and future development potential by resource play. Approximately 75% of proved plus probable reserves are attributable to resource plays.

     <<
                                                             Proved
                                                               plus    Future
                                                   Proved  Probable    Devel-
                                                     Plus   Reserve    opment
                               Proved  Probable  Probable      Life   Opport-
                             Reserves  Reserves  Reserves     Index   unities
     Conventional Play Types   (MMBOE)   (MMBOE)   (MMBOE)   (years)     ($MM)
     -------------------------------------------------------------------------
     Crude Oil Waterfloods       80.3      20.9     101.2      17.3    $  350
     Shallow Gas & CBM           65.7      25.9      91.7      17.4       640
     Deep Tight Gas              23.5       7.7      31.2      10.3       225
     Bakken Oil                  30.8      10.8      41.6      10.1       280
     Other Conventional
      Oil & Gas                  81.0      30.1     111.0       9.9       850
     -------------------------------------------------------------------------
     Total Conventional         281.3      95.4     376.7      12.8    $2,345
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Oil Sands                    8.6      54.9      63.5       n/a       TBA
     -------------------------------------------------------------------------
     Total Company              289.9     150.3     440.2      14.8       n/a
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Amounts shown in table may not add due to rounding.
     >>

     Reserve Reporting and Determination Methodologies

     All of our reserves, including our U.S. reserves, were evaluated using
Canadian National Instrument 51-101 ("NI 51-101") standards. Three external, independent third party engineering firms were used to evaluate and review our reserves this year. Sproule, our historical independent engineering evaluators, evaluated our Canadian conventional reserves. GLJ evaluated the
Joslyn SAGD bitumen reserves as they have previously performed such evaluations for the operator of the Joslyn project. Netherland, Sewell
Associates Inc. ("NSA") of Dallas, Texas evaluated the reserves attributed to our assets in the United States. Sproule evaluated 92% of the total proved plus probable value (discounted at 10%) of our Canadian conventional year-end reserves and has reviewed the remainder of the reserves which were internally evaluated by Enerplus. Both GLJ and NSA evaluated 100% of the reserves in their respective areas and utilized Sproule's forecast price and cost assumptions as of December 31, 2007 in their evaluations to maintain consistency among our reserve reporting.

     For information regarding the presentation of our oil and gas reserves, please see "Information Regarding Disclosure in this News Release and Oil and
Gas Reserves, Resources and Operational Information" and "Notice to U.S.
Investors" at the conclusion of this news release.

     Reserves Summary

     The following table sets out our company interest volumes by production type and reserve category under a forecast price scenario. Under different price scenarios, these reserves could vary as a change in price can affect the economic limit and reserves associated with a property.

     <<
     2007 Reserve Summary - Company Interest Volumes (Forecast Prices)

                                OIL AND GAS NATURAL RESERVES
     -------------------------------------------------------------------------
                 Light &                           Natural
                  Medium   Heavy            Total      Gas   Natural
                     Oil     Oil  Bitumen     Oil  Liquids       Gas    Total
                  (Mbbls) (Mbbls)  (Mbbls) (Mbbls)  (Mbbls)    (MMcf)   (MBOE)
     -------------------------------------------------------------------------
     Proved
      developed
      producing
       Canada     63,963  28,832   2,365   95,160  10,469    649,382  213,860
       United
        States    21,672       -       -   21,672      74     28,527   26,501
     -------------------------------------------------------------------------
       Total      85,635  28,832   2,365  116,832  10,543    677,909  240,361
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Proved
      developed
      non-producing
       Canada        190       -       -      190     510     14,911    3,185
       United
        States     1,588       -       -    1,588       5      1,623    1,863
     -------------------------------------------------------------------------
       Total       1,778       -       -    1,778     515     16,534    5,048
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Proved
      undeveloped
       Canada      3,233   2,383   6,203   11,819     694    164,829   39,984
       United
        States     3,377       -       -    3,377      33      6,805    4,544
     -------------------------------------------------------------------------
       Total       6,610   2,383   6,203   15,196     727    171,634   44,528
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total Proved
       Canada     67,386  31,215   8,568  107,169  11,673    829,122  257,029
       United
        States    26,637       -       -   26,637     112     36,955   32,908
     -------------------------------------------------------------------------
       Total      94,023  31,215   8,568  133,806  11,785    866,077  289,937
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Probable
       Canada     17,837  10,948  54,930   83,715   3,797    308,276  138,891
       United
        States     6,719       -       -    6,719      30     27,938   11,406
     -------------------------------------------------------------------------
       Total      24,556  10,948  54,930   90,434   3,827    336,214  150,297
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total Proved
      plus
      Probable
       Canada     85,223  42,163  63,498  190,884  15,470  1,137,398  395,920
       United
        States    33,356       -       -   33,356     142     64,893   44,314
     -------------------------------------------------------------------------
       Total     118,579  42,163  63,498  224,240  15,612  1,202,291  440,234
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Reserve Reconciliation

     The following tables outline the changes in Enerplus' proved, probable and proved plus probable reserves, on a company interest basis, from December 31,
2006 to December 31, 2007.

     Proved Reserves

                 Light &                           Natural
                  Medium   Heavy            Total      Gas   Natural
                     Oil     Oil  Bitumen     Oil  Liquids       Gas    Total
     CANADA       (Mbbls) (Mbbls)  (Mbbls) (Mbbls)  (Mbbls)    (MMcf)   (MBOE)
     -------------------------------------------------------------------------
     Proved
      Reserves at
      Dec. 31,
      2006        70,504  31,153   8,730  110,387  12,690    905,261  273,954
     -------------------------------------------------------------------------
     Acquisitions      2       -       -        2       4      3,496      588
     Divestments       -       -       -        -       -     (2,814)    (469)
     Discoveries     251       -       -      251       5        178      285
     Extensions      849       -       -      849     550     22,574    5,161
     Improved
      Recovery       961   1,870       -    2,831      21      7,838    4,158
     Economic
      Factors      1,581     548       -    2,129     114      5,527    3,164
     Technical
      Revisions     (986)    844    (162)    (304)   (214)   (21,118)  (4,036)
     Production   (5,776) (3,200)      -   (8,976) (1,497)   (91,820) (25,776)
     -------------------------------------------------------------------------
     Proved
      Reserves at
      Dec. 31,
      2007        67,386  31,215   8,568  107,169  11,673    829,122  257,029
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                 Light &                           Natural
                  Medium   Heavy            Total      Gas   Natural
     UNITED          Oil     Oil  Bitumen     Oil  Liquids       Gas    Total
      STATES      (Mbbls) (Mbbls)  (Mbbls) (Mbbls)  (Mbbls)    (MMcf)   (MBOE)
     -------------------------------------------------------------------------
     Proved
      Reserves at
      Dec. 31,
      2006        23,391       -       -   23,391       -     14,800   25,858
     -------------------------------------------------------------------------
     Acquisitions      -       -       -        -     124     13,311    2,343
     Divestments       -       -       -        -       -          -        -
     Discoveries       -       -       -        -       -          -        -
     Extensions       66       -       -       66       -         36       72
     Improved
      Recovery     6,772       -       -    6,772       -      5,585    7,703
     Economic
      Factors          -       -       -        -       -          -        -
     Technical
      Revisions       15       -       -       15       -      7,126    1,202
     Production   (3,607)      -       -   (3,607)    (12)    (3,903)  (4,270)
     -------------------------------------------------------------------------
     Proved
      Reserves at
      Dec. 31,
      2007        26,637       -       -   26,637     112     36,955   32,908
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                 Light &                           Natural
                  Medium   Heavy            Total      Gas   Natural
     TOTAL           Oil     Oil  Bitumen     Oil  Liquids       Gas    Total
      ENERPLUS    (Mbbls) (Mbbls)  (Mbbls) (Mbbls)  (Mbbls)    (MMcf)   (MBOE)
     -------------------------------------------------------------------------
     Proved
      Reserves at
      Dec. 31,
      2006        93,895  31,153   8,730  133,778  12,690    920,061  299,812
     -------------------------------------------------------------------------
     Acquisitions      2       -       -        2     128     16,807    2,931
     Divestments       -       -       -        -       -     (2,814)    (469)
     Discoveries     251       -       -      251       5        178      285
     Extensions      915       -       -      915     550     22,610    5,233
     Improved
      Recovery     7,733   1,870       -    9,603      21     13,423   11,861
     Economic
      Factors      1,581     548       -    2,129     114      5,527    3,164
     Technical
      Revisions     (971)    844    (162)    (289)   (214)   (13,992)  (2,834)
     Production   (9,383) (3,200)      -  (12,583) (1,509)   (95,723) (30,046)
     -------------------------------------------------------------------------
     Proved
      Reserves at
      Dec. 31,
      2007        94,023  31,215   8,568  133,806  11,785    866,077  289,937
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Probable Reserves

                 Light &                           Natural
                  Medium   Heavy            Total      Gas   Natural
                     Oil     Oil  Bitumen     Oil  Liquids       Gas    Total
     CANADA       (Mbbls) (Mbbls)  (Mbbls) (Mbbls)  (Mbbls)    (MMcf)   (MBOE)
     -------------------------------------------------------------------------
     Probable
      Reserves at
      Dec. 31,
      2006        16,872   8,912  47,998   73,782   3,777    306,804  128,693
     -------------------------------------------------------------------------
     Acquisitions      -       -       -        -       -      7,532    1,256
     Divestments       -       -       -        -       -       (325)     (54)
     Discoveries      63       -       -       63       1         45       72
     Extensions      378       -   4,064    4,442     172      6,829    5,753
     Improved
      Recovery       276   1,301       -    1,577      16      3,193    2,125
     Economic
      Factors        343     338       -      681      20      1,156      894
     Technical
      Revisions      (95)    397   2,868    3,170    (189)   (16,958)     152
     Production        -       -       -        -       -          -        -
     -------------------------------------------------------------------------
     Probable
      Reserves at
      Dec. 31,
      2007        17,837  10,948  54,930   83,715   3,797    308,276  138,891
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                 Light &                           Natural
                  Medium   Heavy            Total      Gas   Natural
     UNITED          Oil     Oil  Bitumen     Oil  Liquids       Gas    Total
      STATES      (Mbbls) (Mbbls)  (Mbbls) (Mbbls)  (Mbbls)    (MMcf)   (MBOE)
     -------------------------------------------------------------------------
     Probable
      Reserves at
      Dec. 31,
      2006         8,637       -       -    8,637       -     37,221   14,840
     -------------------------------------------------------------------------
     Acquisitions      -       -       -        -      30      3,340      586
     Divestments       -       -       -        -       -          -        -
     Discoveries       -       -       -        -       -          -        -
     Extensions       16       -       -       16       -         37       22
     Improved
      Recovery     1,378       -       -    1,378       -      5,106    2,229
     Economic
      Factors          -       -       -        -       -          -        -
     Technical
      Revisions   (3,312)      -       -   (3,312)      -    (17,766)  (6,271)
     Production        -       -       -        -       -          -        -
     -------------------------------------------------------------------------
     Probable
      Reserves at
      Dec. 31,
      2007         6,719       -       -    6,719      30     27,938   11,406
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                 Light &                           Natural
                  Medium   Heavy            Total      Gas   Natural
     TOTAL           Oil     Oil  Bitumen     Oil  Liquids       Gas    Total
      ENERPLUS    (Mbbls) (Mbbls)  (Mbbls) (Mbbls)  (Mbbls)    (MMcf)   (MBOE)
     -------------------------------------------------------------------------
     Probable
      Reserves at
      Dec. 31,
      2006        25,509   8,912  47,998   82,419   3,777    344,025  143,533
     -------------------------------------------------------------------------
     Acquisitions      -       -       -        -      30     10,872    1,842
     Divestments       -       -       -        -       -       (325)     (54)
     Discoveries      63       -       -       63       1         45       72
     Extensions      394       -   4,064    4,458     172      6,866    5,775
     Improved
      Recovery     1,654   1,301       -    2,955      16      8,299    4,354
     Economic
      Factors        343     338       -      681      20      1,156      894
     Technical
      Revisions   (3,407)    397   2,868     (142)   (189)   (34,724)  (6,119)
     Production        -       -       -        -       -          -        -
     -------------------------------------------------------------------------
     Probable
      Reserves at
      Dec. 31,
      2007        24,556  10,948  54,930   90,434   3,827    336,214  150,297
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Proved plus Probable Reserves

                 Light &                           Natural
                  Medium   Heavy            Total      Gas   Natural
                     Oil     Oil  Bitumen     Oil  Liquids       Gas    Total
     CANADA       (Mbbls) (Mbbls)  (Mbbls) (Mbbls)  (Mbbls)    (MMcf)   (MBOE)
     -------------------------------------------------------------------------
     Proved Plus
      Probable
      Reserves at
      Dec. 31,
      2006        87,376  40,065  56,728  184,169  16,467  1,212,065  402,647
     -------------------------------------------------------------------------
     Acquisitions      2       -       -        2       4     11,028    1,844
     Divestments       -       -       -        -       -     (3,139)    (523)
     Discoveries     314       -       -      314       6        223      357
     Extensions    1,227       -   4,064    5,291     722     29,403   10,914
     Improved
      Recovery     1,237   3,171       -    4,408      37     11,031    6,283
     Economic
      Factors      1,924     886       -    2,810     134      6,683    4,058
     Technical
      Revisions   (1,081)  1,241   2,706    2,866    (403)   (38,076)  (3,884)
     Production   (5,776) (3,200)      -   (8,976) (1,497)   (91,820) (25,776)
     -------------------------------------------------------------------------
     Proved Plus
      Probable
      Reserves at
      Dec. 31,
      2007        85,223  42,163  63,498  190,884  15,470  1,137,398  395,920
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                 Light &                           Natural
                  Medium   Heavy            Total      Gas   Natural
     UNITED          Oil     Oil  Bitumen     Oil  Liquids       Gas    Total
      STATES      (Mbbls) (Mbbls)  (Mbbls) (Mbbls)  (Mbbls)    (MMcf)   (MBOE)
     -------------------------------------------------------------------------
     Proved Plus
      Probable
      Reserves at
      Dec. 31,
      2006        32,028       -       -   32,028       -     52,021   40,698
     -------------------------------------------------------------------------
     Acquisitions      -       -       -        -     154     16,651    2,929
     Divestments       -       -       -        -       -          -        -
     Discoveries       -       -       -        -       -          -        -
     Extensions       82       -       -       82       -         73       94
     Improved
      Recovery     8,150       -       -    8,150       -     10,691    9,932
     Economic
      Factors          -       -       -        -       -          -        -
     Technical
      Revisions   (3,297)      -       -   (3,297)      -    (10,640)  (5,069)
     Production   (3,607)      -       -   (3,607)    (12)    (3,903)  (4,270)
     -------------------------------------------------------------------------
     Proved Plus
      Probable
      Reserves at
      Dec. 31,
      2007        33,356       -       -   33,356     142     64,893   44,314
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                 Light &                           Natural
                  Medium   Heavy            Total      Gas   Natural
     TOTAL           Oil     Oil  Bitumen     Oil  Liquids       Gas    Total
      ENERPLUS    (Mbbls) (Mbbls)  (Mbbls) (Mbbls)  (Mbbls)    (MMcf)   (MBOE)
     -------------------------------------------------------------------------
     Proved Plus
      Probable
      Reserves at
      Dec. 31,
      2006       119,404  40,065  56,728  216,197  16,467  1,264,086  443,345
     -------------------------------------------------------------------------
     Acquisitions      2       -       -        2     158     27,679    4,773
     Divestments       -       -       -        -       -     (3,139)    (523)
     Discoveries     314       -       -      314       6        223      357
     Extensions    1,309       -   4,064    5,373     722     29,476   11,008
     Improved
      Recovery     9,387   3,171       -   12,558      37     21,722   16,215
     Economic
      Factors      1,924     886       -    2,810     134      6,683    4,058
     Technical
      Revisions   (4,378)  1,241   2,706     (431)   (403)   (48,716)  (8,953)
     Production   (9,383) (3,200)      -  (12,583) (1,509)   (95,723) (30,046)
     -------------------------------------------------------------------------
     Proved Plus
      Probable
      Reserves at
      Dec. 31,
      2007       118,579  42,163  63,498  224,240  15,612  1,202,291  440,234
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     NET PRESENT VALUE OF FUTURE PRODUCTION REVENUE

     The following tables provide an estimate of the net present value of
Enerplus' future production revenue before provision for interest and general and administrative expenses and after deduction of royalties and estimated future capital expenditures and both before and after income taxes. It should not be assumed that the present value of estimated future cash flows shown below is representative of the fair market value of the reserves. The following information does not give effect to the proposed revised Alberta royalty regime as no legislation has yet been introduced to pass the proposed new royalty regime into law.
     The net estimated present value of all future net revenues at
December 31, 2007 was based upon forecast crude oil and natural gas pricing assumptions prepared by Sproule as of December 31, 2007. These prices were applied to the reserves evaluated by Sproule, GLJ and NSA. The base reference prices and exchange rates used by Sproule are detailed below:

     <<
     Sproule December 31, 2007 - Forecast Price Assumptions
     -------------------------------------------------------------------------
                                           Differ-
                                           ential
                                          Between            Natural
                                         Hardisty                Gas
                                            Heavy             30 day
                               Hardisty       And     Henry     spot
                WTI     Light     Heavy  Bitumen(2)     Hub     (at)
              crude  crude(1) 12(degrees)    (Oil     Price     AECO  Exchange
                oil  Edmonton       API     Sands)     US$/    CDN$/      Rate
            US$/bbl  CDN$/bbl  CDN$/bbl  CDN$/bbl     MMbtu    MMbtu  US$/CDN$
     -------------------------------------------------------------------------
     2008    $89.61    $88.17    $54.67    $20.50     $7.56    $6.51    $1.00
     2009     86.01     84.54     52.42     15.96      8.27     7.22     1.00
     2010     84.65     83.16     51.56     14.02      8.74     7.69     1.00
     2011     82.77     81.26     50.38     12.05      8.75     7.70     1.00
     2012     82.26     80.73     50.05     12.02      8.66     7.61     1.00
     There-
      after     (xx)      (xx)      (xx)      (xx)     2.0%      (xx)    1.00
     -------------------------------------------------------------------------
     (1)    Edmonton refinery postings for 40 degree API, 0.4% sulphur content crude
     (2)    The bitumen price is derived by GLJ from Sproule's forecasts of various stream prices
     (xx)   Escalation varies after 2012

     Net Present Value of Future Production Revenue- Forecast Prices and Costs
     (Before Tax)
     At December 31, 2007
     -------------------------------------------------------------------------
     Conventional Reserves ($ Millions,
      before tax, discounted at)             0%        5%       10%       15%
     -------------------------------------------------------------------------
     Proved developed producing        $  8,661   $ 5,602   $ 4,252   $ 3,487
     Proved developed non-producing         187       127        95        76
     Proved undeveloped                     827       512       334       223
     -------------------------------------------------------------------------
     Total Proved                      $  9,675   $ 6,241   $ 4,681   $ 3,786
     Probable                             3,805     1,740     1,032       707
     -------------------------------------------------------------------------
     Total Proved Plus Probable
      Conventional Reserves            $ 13,480   $ 7,981   $ 5,713   $ 4,493
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Bitumen Reserves
     Proved developed producing        $     35   $    28   $    23   $    19
     Proved undeveloped                     100        56        32        19
     -------------------------------------------------------------------------
     Total Proved                           135        84        55        38
     Probable                             1,293       294        89        29
     -------------------------------------------------------------------------
     Total Proved plus Probable
      Bitumen Reserves                 $  1,428   $   378   $   144   $    67
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total Conventional
      and Bitumen Reserves             $ 14,908   $ 8,359   $ 5,857   $ 4,560
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Net Present Value of Future Production Revenue - Forecast Prices and
     Costs (after Tax) at December 31, 2007

     Conventional Reserves
      ($ Millions, discounted at)            0%        5%       10%       15%
     -------------------------------------------------------------------------
     Proved developed producing        $  7,316   $ 4,890   $ 3,787   $ 3,146
     Proved developed non-producing         132        91        67        53
     Proved undeveloped                     670       406       259       167
     -------------------------------------------------------------------------
     Total Proved                      $  8,118   $ 5,387   $ 4,113   $ 3,366
     Probable                             2,838     1,314       789       546
     -------------------------------------------------------------------------
     Total Proved Plus Probable
      Conventional Reserves            $ 10,956   $ 6,701   $ 4,902   $ 3,912
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Bitumen Reserves
     Proved developed producing        $     28   $    22   $    19   $    15
     Proved developed non-producing          72        40        22        13
     -------------------------------------------------------------------------
     Total Proved                      $    100   $    62   $    41   $    28
     Probable                               928       207        59        15
     -------------------------------------------------------------------------
     Total Proved plus Probable
      Bitumen Reserves                 $  1,028   $   269   $   100   $    43
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total Conventional
      and Bitumen Reserves             $ 11,984   $ 6,970   $ 5,002   $ 3,955
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     NET ASSET VALUE

     Enerplus' estimated net asset value is measured with reference to the net present value of all future net revenue from our reserves as estimated by our independent reserve engineers (Sproule, GLJ and NSA) plus land values, adjusted for working capital and long-term debt at year-end. This calculation can vary significantly depending on the oil and natural gas price assumptions used by the independent reserve engineers. In addition, this calculation ignores "going concern" value and assumes only the reserves identified in the reserve reports with no further acquisitions or incremental development, despite our 22 year history of replacing production through acquisitions and development.
     In addition, we are including an estimated net asset value of our oil sands portfolio to approximate the value of these assets. We used a market valuation if a recent third party, arms length transaction had occurred subsequent to our investment or our original investment cost if no such transaction had occurred.

     <<
     Forecast Prices and Costs at December 31, 2007

     Conventional Oil and Gas
      ($ millions except trust unit
       amounts, discounted at)               0%        5%       10%       15%
     -------------------------------------------------------------------------
     Present value of proved plus
      probable reserves (before tax)
     -------------------------------------------------------------------------
     Total, present value of proved
      plus probable reserves            $13,480   $ 7,981   $ 5,713   $ 4,493
     Undeveloped acreage                     66        66        66        66
     Asset retirement obligations          (292)     (148)      (49)      (26)
     Long-term debt (net of cash)          (725)     (725)     (725)     (725)
     Net Working Capital excluding
      deferred financial asset,
      distributions to unitholders,
      deferred credits,
      and future income tax                (117)     (117)     (117)     (117)
     -------------------------------------------------------------------------
     Net Asset Value of
      Conventional Assets(1)            $12,412   $ 7,057   $ 4,888   $ 3,691
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net Asset Value per Trust Unit
      - Conventional Assets(1)(2)       $ 95.61   $ 54.36   $ 37.65   $ 28.43
     -------------------------------------------------------------------------

     Oil Sands
     Value of Joslyn Lease(3)           $ 340.0   $ 340.0   $ 340.0   $ 340.0
     Value of Kirby Oil Sands Lease(4)    205.4     205.4     205.4     205.4
     Laricina Equity Investment(5)        139.9     139.9     139.9     139.9
     Undeveloped Oil Sands acreage(6)      10.7      10.7      10.7      10.7
     -------------------------------------------------------------------------
     Net Asset Value of Oil Sands
      Assets                            $ 695.9   $ 695.9   $ 695.9   $ 695.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net Asset Value per Trust Unit
      - Oil Sands                       $  5.36   $  5.36   $  5.36   $  5.36

     Total Net Asset Value
      per Trust Unit(2)                 $100.97   $ 59.72   $ 43.01   $ 33.79
     -------------------------------------------------------------------------
     (1) Asset retirement obligations ("ARO") do not equal the amount on the balance sheet ($165.7 million) as the balance sheet amount uses a 6%
         discount rate and a portion of the ARO costs are already reflected in the present value of reserves computed by the independent engineers
     (2) Based on 129,813,000 trust units outstanding at December 31, 2007
     (3) Joslyn valuation represents 15% working interest valued using Total's purchase price of Deer Creek in 2005 including development capital spent since the Total purchase
     (4) Kirby valuation represents $203.1 MM purchase price plus capital spending of $2.3 MM since acquisition
     (5) Laricina equity investment represents 4,305,675 shares at most recent equity offering of $32.50/share
     (6) Undeveloped oil sands acreage valued at cost of land acquisitions and development capital spent on those lands.

     RESERVE LIFE INDEX ("RLI")

     Enerplus has maintained one of the longest RLIs in the sector throughout our 22 year history. In 2007, our RLI increased from 12.2 years to 12.8 years on our conventional oil and gas reserves (proved plus probable) and from
14.0 years to 14.8 years on an overall basis including oil sands using both proved and probable reserves. Subsequent to the Focus transaction, our proved plus probable RLI decreased to 14.0 years.

     As at December 31     Post Focus    2007    2006    2005    2004    2003
     -------------------------------------------------------------------------
     Without Oil Sands
       Proved                     9.7    10.0     9.8     9.6    10.1    10.6
       Proved plus Probable      12.4    12.8    12.2    12.0    12.4    13.3
     -------------------------------------------------------------------------
     With Oil Sands
       Proved                     9.9    10.3    10.1     9.9    10.1    10.6
       Proved plus Probable      14.0    14.8    14.0    13.5    14.0    13.3
     -------------------------------------------------------------------------
     >>

     Reserve life index is calculated as year end reserves divided by following year production estimates contained in the independent reserve engineering reports.

     FINDING AND DEVELOPMENT COSTS ("F&D") AND FINDING, DEVELOPMENT AND
     ACQUISITION COSTS ("FD&A")

     Through our conventional capital development program, we added
27.6 million BOE of proved plus probable reserves. Unfortunately, we also experienced negative technical revisions of 11.7 million proved plus probable
BOE. On a net basis, our capital development program added 15.9 million BOE resulting in F&D costs of $19.97/BOE on our conventional oil and gas assets on a proved plus probable basis.
     Our total spending on our conventional asset base delivered a FD&A cost of $19.79/BOE on a proved plus probable basis including future development capital ("FDC"). Our three-year conventional proved plus probable FD&A was
$19.57/BOE including changes in future development capital.
     F&D costs on our oil sands assets were $21.16/bbl based on proved plus probable reserves which reflects a significant increase in FDC associated with the SAGD development. Our oil sands acquisition activity consisted solely of the acquisition of the Kirby lease which did not add any reserves or production but has a contingent resource estimate of 244 million barrels as described above. As we move forward with the development of the Kirby lease, we expect to move contingent resources into the probable reserve category. Our proved plus probable oil sands FD&A cost in 2007 was $51.03/bbl.
     Combined our 2007 corporate F&D cost was $20.33/BOE and our FD&A cost was
$27.69/BOE (both measures including changes in FDC). Our three-year average
F&D cost was $17.96/BOE and our three-year average FD&A cost was $20.69/BOE.
     F&D and FD&A costs can be calculated either including or excluding future development capital. F&D and FD&A costs calculated under NI 51-101 include future development capital as this provides a more representative view of the full cost of reserve additions as it accounts for future costs to bring the reserves to market. Under the historic method, F&D and FD&A costs are understated as reserves are included without taking into account the future capital expenditures required to fully develop the reserve base. We have included both the NI 51-101 method which includes future development capital and the historic method for comparison purposes. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. For information on the use of the term "BOE"
see "Information Regarding Disclosure in this News Release and Oil and Gas
Reserves, Resources and Operational Information" at the conclusion of this news release.

     <<
     F&D and FD&A Costs (Including Future
      Development Capital)
     ($ millions except for per BOE amounts)       2007       2006       2005
     -------------------------------------------------------------------------
     Proved Reserves

     Conventional Oil & Gas
     -------------------------------------------------------------------------
       Capital Expenditures                   $   348.3    $ 452.1    $ 335.5
       Net change in Future
        Development Capital                   $    39.3    $  22.3    $  97.4
       Gross Reserve additions (MMBOE)             17.9       16.1       28.8
       F&D costs ($/BOE)                      $   21.65    $ 29.47    $ 15.03
       Three year averages F&D cost
        ($/BOE)(1)                            $   20.62    $ 15.54        n/a

       Capital Expenditures
        and net acquisitions                  $   409.8    $ 502.0    $ 973.0
       Net change in Future Developments
        Costs                                 $    48.5    $   8.0    $ 184.7
       Gross company reserve additions (MMBOE)     20.4       18.6       53.7
       FD&A costs ($/BOE)                     $   22.47    $ 27.42    $ 21.56
       Three year average FD&A costs
        ($/BOE)(1)                            $   22.93    $ 19.80    $ 24.02

     Oil Sands
     -------------------------------------------------------------------------
       Capital Expenditures                   $    38.9    $  39.1    $  33.2
       Net change in Future
        Development Capital                   $    (1.7)   $ (10.8)   $  44.6
       Gross Reserve additions (MMBOE)             (0.2)      (0.1)       9.5
       F&D costs ($/BOE)                      $ (186.00)  $(283.00)   $  8.19
       Three year averages F&D cost
        ($/BOE)(1)                            $   15.58    $ 12.17    $  9.51

       Capital Expenditures
        and net acquisitions                  $   242.0    $  19.4    $  33.2
       Net change in Future Development Costs $    (1.7)   $ (13.6)   $  44.6
       Gross company reserve additions (MMBOE)     (0.2)      (0.7)       9.5
       FD&A costs ($/BOE)                    $(1,201.50)   $ (8.29)   $  8.19
       Three year average FD&A
        costs ($/BOE)(1)                      $   37.66    $ 10.44    $  9.51

     Total Fund
     -------------------------------------------------------------------------
      Capital Expenditures                    $   387.2    $ 491.2    $ 368.7
       Net change in Future
        Development Capital                   $    37.6    $  11.5    $ 142.0
       Gross Reserve additions (MMBOE)             17.7       16.0       38.3
       F&D costs ($/BOE)                      $   24.00    $ 31.42    $ 13.33
       Three year averages F&D
        cost ($/BOE)(1)                       $   19.98    $ 15.16        n/a

       Capital Expenditures and
        net acquisitions                      $   651.8    $ 521.4   $1,006.2
       Net change in Future Development Costs $    46.8    $  (5.6)   $ 229.3
       Gross company reserve additions (MMBOE)     20.2       17.9       63.2
       FD&A costs ($/BOE)                     $   34.58    $ 28.82    $ 19.55
       Three year average FD&A
        costs ($/BOE)(1)                      $   24.18    $ 19.20    $ 22.73
     -------------------------------------------------------------------------

     Proved Plus Probable Reserves
     ($ millions except for per BOE amounts)       2007       2006       2005

     Conventional Oil & Gas
     -------------------------------------------------------------------------
       Capital Expenditures                   $   348.3    $ 452.1    $ 335.5
       Net change in Future
        Development Capital                   $   (30.7)   $  50.7    $  92.1
       Gross Reserve additions (MMBOE)             15.9       18.3       32.0
       F&D costs ($/BOE)                      $   19.97    $ 27.48    $ 13.36
       Three year averages F&D
        cost ($/BOE)(1)                       $   18.85    $ 20.22        n/a

       Capital Expenditures
        and net acquisitions                  $   409.8    $ 502.0    $ 973.0
       Net change in Future Development Costs $   (12.0)   $  54.4    $ 197.7
       Gross company reserve additions (MMBOE)     20.1       21.9       66.6
       FD&A costs ($/BOE)                     $   19.79    $ 25.41    $ 17.58
       Three year average FD&A
        costs ($/BOE)(1)                      $   19.57    $ 18.10    $ 15.97

     Oil Sands
     -------------------------------------------------------------------------
       Capital Expenditures                   $    38.9    $  39.1    $  33.2
       Net change in Future
        Development Capital                   $   105.0    $  34.3    $  33.4
       Gross Reserve additions (MMBOE)              6.8        6.9        5.4
       F&D costs ($/BOE)                      $   21.16    $ 10.64    $ 12.33
       Three year averages F&D
        cost ($/BOE)(1)                       $   14.86    $  6.91        n/a

       Capital Expenditures
        and net acquisitions                  $   242.0    $  19.4    $  33.2
       Net change in Future
        Development Costs                     $   105.0    $  15.6    $  33.4
       Gross company reserve additions (MMBOE)      6.8        3.6        5.4
       FD&A costs ($/BOE)(1)                  $   51.03    $  9.72    $ 12.33
       Three year average FD&A
        costs ($/BOE)(1)                      $   28.39    $  6.63    $  6.50

     Total Fund
     -------------------------------------------------------------------------
       Capital Expenditures                   $   387.2    $ 491.2    $ 368.7
       Net change in Future
        Development Capital                   $    74.3    $  85.0    $ 125.5
       Gross Reserve additions (MMBOE)             22.7       25.2       37.4
       F&D costs ($/BOE)                      $   20.33    $ 22.87    $ 13.21
       Three year averages F&D
        cost ($/BOE)(1)                       $   17.96    $ 13.52        n/a

       Capital Expenditures
        and net acquisitions                  $   651.8    $ 521.4   $1,006.2
       Net change in Future Development Costs $    93.0    $  70.0    $ 231.1
       Gross company reserve additions (MMBOE)     26.9       25.5       72.0
       FD&A costs ($/BOE)(1)                  $   27.69    $ 23.19    $ 17.18

       Three year average FD&A
        costs ($/BOE)(1)                      $   20.69    $ 14.90    $ 13.46
     -------------------------------------------------------------------------
     (1) Calculated over a three year period.

     F&D and FD&A Costs (Excluding Future
      Development Capital)
     ($ millions except for per BOE amounts)       2007       2006       2005
     -------------------------------------------------------------------------
     Proved Reserves

     Conventional Oil & Gas
     -------------------------------------------------------------------------
       Capital Expenditures                   $   348.3    $ 452.1    $ 335.5
       Gross Reserve additions (MMBOE)             17.9       16.1       28.8
       F&D Cost ($/BOE)                       $   19.46    $ 28.08    $ 11.65
       Three year averages F&D
        costs ($/BOE)(1)                      $   18.09    $ 13.17    $  9.87

       Capital Expenditures
        and net acquisitions                  $   409.8    $ 502.0    $ 973.0
       Gross company reserve additions (MMBOE)     20.4       18.6       53.7
       FD&A costs ($/BOE)                     $   20.09    $ 26.99    $ 18.12
       Three year average FD&A
        costs ($/BOE)(1)                      $   20.33    $ 17.55    $ 14.94

     Oil Sands
     -------------------------------------------------------------------------
       Capital Expenditures                   $    38.9    $  39.1    $  33.2
       Gross Reserve additions (MMBOE)             (0.2)      (0.1)       9.5
       F&D Cost ($/BOE)                       $ (194.50)  $(391.00)   $  3.49
       Three year averages F&D
        costs ($/BOE)(1)                      $   12.09    $  8.57    $  4.81

       Capital Expenditures
        and net acquisitions                  $   242.0    $  19.4    $  33.2
       Gross company reserve additions (MMBOE)     (0.2)      (0.7)       9.5
       FD&A costs ($/BOE)                    $(1,210.00)   $(27.71)   $  3.49
       Three year average FD&A
        costs ($/BOE)(1)                      $   34.26    $  6.92    $  4.81

     Total Fund
     -------------------------------------------------------------------------
       Capital Expenditures                   $   387.2    $ 491.2    $ 368.7
       Gross Reserve additions (MMBOE)             17.7       16.0       38.3
       F&D Cost ($/BOE)                       $   21.88    $ 30.70    $  9.63
       Three year averages F&D
        costs ($/BOE)(1)                      $   17.32    $ 12.65    $  9.26

       Capital Expenditures
        and net acquisitions                  $   651.8    $ 521.4   $1,006.2
       Gross company reserve additions (MMBOE)     20.2       17.9       63.2
       FD&A costs ($/BOE)                     $   32.27    $ 29.13    $ 15.92
       Three year average FD&A
        costs ($/BOE)(1)                      $   21.51    $ 16.88    $ 14.30

     Proved Plus Probable Reserves

     Conventional  Oil & Gas
     -------------------------------------------------------------------------
       Capital Expenditures                   $   348.3    $ 452.1    $ 335.5
       Gross Reserve additions (MMBOE)             15.9       18.3       32.0
       F&D Cost ($/BOE)                       $   21.91    $ 24.70    $ 10.48
       Three year averages F&D
        costs ($/BOE)(1)                      $   17.16    $ 16.66    $ 12.48

       Capital Expenditures
        and net acquisitions                  $   409.8    $ 502.0    $ 973.0
       Gross company reserve additions (MMBOE)     20.1       21.9       66.6
       FD&A costs ($/BOE)                     $   20.39    $ 22.92    $ 14.61
       Three year average FD&A
        costs ($/BOE)(1)                      $   17.36    $ 15.55    $ 13.20

     Oil Sands
     -------------------------------------------------------------------------
       Capital Expenditures                   $    38.9    $  39.1    $  33.2
       Gross Reserve additions (MMBOE)              6.8        6.9        5.4
       F&D Cost ($/BOE)                       $    5.72    $  5.67    $  6.15
       Three year averages F&D
        costs ($/BOE)(1)                      $    5.82    $  1.34    $  0.86

       Capital Expenditures
        and net acquisitions                  $   242.0    $  19.4    $  33.2
       Gross company reserve additions (MMBOE)      6.8        3.6        5.4
       FD&A costs ($/BOE)                     $   35.59    $  5.39    $  6.15
       Three year average FD&A
        costs ($/BOE)(1)                      $   18.65    $  1.07    $  0.86

     Total Fund
     -------------------------------------------------------------------------
       Capital Expenditures                   $   387.2    $ 491.2    $ 368.7
       Gross Reserve additions (MMBOE)             22.7       25.2       37.4
       F&D Cost ($/BOE)                       $   17.06    $ 19.49    $  9.86
       Three year averages F&D
        costs ($/BOE)(1)                      $   14.62    $  8.95    $  6.78

       Capital Expenditures
        and net acquisitions                  $   651.8    $ 521.4   $1,006.2
       Gross company reserve additions (MMBOE)     26.9       25.5       72.0
       FD&A costs ($/BOE)                     $   24.23    $ 20.45    $ 13.98
       Three year average FD&A
        costs ($/BOE)(1)                      $   17.52    $ 11.51    $ 10.09
     -------------------------------------------------------------------------
     (1) Calculated over a three year period.

     RECYCLE RATIO

     Recycle ratio is calculated as operating income divided by FD&A including
FDC. It is indicative of the value created for each dollar invested and accounts for the quality of reserves, operating costs and attractiveness of acquisitions and internal development capital. We have shown only conventional recycle ratios as most of our oil sands portfolio is in the early stages of development and consequently has no operating income or proved plus probable reserves.

     Proved plus probable reserves                 2007       2006       2005
     -------------------------------------------------------------------------
     Conventional Recycle Ratio                    1.6x       1.2x       1.7x
     Conventional 3-Year Average                   1.5x       1.4x       1.6x
     -------------------------------------------------------------------------
     >>

     PRODUCTION AND RESERVES PER UNIT

     Production and reserves per unit is an effective measure of sustainability. When adjusted for debt and distributions it also provides an ability to compare results between our distributing model with other more traditional oil and gas entities that generally reinvest the majority of their cash flow into exploration and development activities. The last three years
Enerplus has enjoyed both a growing reserves and production per unit when adjusted for debt and distributions which we believe compares favorably with other oil and gas producers, whether they are trusts or traditional oil and gas entities. Metrics in 2007 have been impacted by the acquisition and equity financing of the Kirby oil sands project which does not add any current production or reserves.
     Production per debt-adjusted trust unit is measured in respect of the average daily production for the year, and the weighted average number of trust units outstanding during the year. The measurements are then debt-
adjusted by assuming additional trust units are issued at quarter-end unit prices to replace long-term debt outstanding at each quarter-end. The average number of trust units created over the four quarters is then added to the weighted average number of trust units to obtain the debt-adjusted number of trust units for the year. To distribution-adjust the metric, we utilized the amount of cash distributions paid each month and retired units using the quarter-end trust unit price thereby lowering the total number of units outstanding.

     <<
     Production per Debt and
      Distribution-Adjusted Trust Unit             2007       2006       2005
     -------------------------------------------------------------------------
     Average daily production                    82,319     85,779     79,727
     Debt-adjusted weighted
      average trust units (000's)               142,666    132,208    120,875
     Production per debt-adjusted
      trust unit (BOE/unit)                       0.211      0.237      0.241
     Production per debt and distribution
      adjusted trust unit (BOE/unit)              0.392      0.390      0.365
     -------------------------------------------------------------------------

     Reserves per debt-adjusted trust unit is measured in respect of year-end proved plus probable reserves and the number of units outstanding at year-end.
To eliminate the temporary timing effects of financing decisions, we have debt- adjusted these measurements by assuming we issue additional trust units at year-end prices to replace year-end long-term debt. To distribution-adjust the metric, we utilized the amount of cash distributions paid to unitholders throughout the year and retired units using the year-end trust unit price thereby lowering the total number of units outstanding.

     Reserves per Debt and
      Distribution-Adjusted Trust Unit             2007       2006       2005
     -------------------------------------------------------------------------
     Year-end proved plus probable reserves     440,234    443,345    449,137
     Debt-adjusted trust units outstanding
      at year end (000's)                       147,997    136,562    129,172
     Reserves per debt-adjusted
      trust unit (BOE/unit)                        2.97       3.25       3.48
     Reserves per debt and distribution
      adjusted trust unit (BOE/unit)               5.43       5.32       5.19
     -------------------------------------------------------------------------
     >>

     HEALTH, SAFETY & ENVIRONMENT ("HS&E")

     Enerplus continued to place a high emphasis on our HS&E program throughout the year. We maintained our participation in the Canadian
Association of Petroleum Producer's stewardship program at the highest level,
Platinum, reduced our reportable spills and pipeline failures, increased our remediation, reclamation and abandonment spending and had one of the best safety records in our history.
     Enerplus' safety performance record in 2007 saw no employee lost-time injury incidents and only one employee medical aid injury recorded. This resulted in a recordable injury frequency rate of 0.17 injuries per
200,000 man hours compared to 1.43 injuries per 200,000 man hours in 2006. In addition, our contractor lost-time injury frequency substantially improved from 0.97 injuries per 200,000 man hours in 2006 to a rate of 0.10 injuries in
2007. This improvement equates to having only one contractor lost-time injury incident in all of 2007.
     Remediation, reclamation and abandonment expenditures increased 31% year-
over-year to $20.5 million in 2007. Reclamation and site abandonment expenditures for 2007 totaled $8.2 million up $2.1 million from 2006 expenditures due mainly to an increase in the number of wells abandoned during the year. Site abandonment and reclamation occurs when areas are returned to their original state once operations have been completed. Enerplus' 2007 reclamation activities resulted in 27 reclamation certificates being received and 111 Phase II environmental assessments being completed. Remediation expenditures for 2007 totaled $12.3 million up from $9.6 million in 2006.

     MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

     The following discussion and analysis of financial results is dated
February 27, 2008 and is to be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31,
2007 and 2006. All amounts are stated in Canadian dollars unless otherwise specified. All references to GAAP refer to Canadian generally accepted accounting principles. All note references relate to the notes included with the consolidated financial statements. In accordance with Canadian practice revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated. In addition to disclosing reserves under the requirements of NI 51-101, we also disclose our reserves on a company interest basis which is not a term defined under NI 51-101. This information may not be comparable to similar measures presented by other issuers. Where applicable, natural gas has been converted to barrels of oil equivalent
("BOE") based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading.
     The following MD&A contains forward-looking information and statements.
We refer you to the end of this news release for our disclaimer on forward-
looking information and statements.

     NON-GAAP MEASURES

     Throughout the MD&A we use the term "payout ratio" to analyze operating performance, leverage and liquidity. We calculate payout ratio by dividing cash distributions to unitholders ("cash distributions") by cash flow from operating activities ("cash flow"), both of which appear on our consolidated statements of cash flows. The term "payout ratio" does not have a standardized meaning or definition as prescribed by GAAP and therefore may not be comparable with the calculation of similar measures by other entities.
     Refer to the Liquidity and Capital Resources section of the MD&A for further information on cash flow, cash distributions and payout ratio.

     2007 OVERVIEW

     Cash flow from operating activities totaled $868.5 million in 2007, essentially flat over 2006. Higher realized crude oil prices, cash gains generated from our price risk management program and a decrease in our non-
cash working capital helped to mitigate the impact of lower production, reduced natural gas prices and increased operating costs. Monthly cash distributions remained constant at $0.42 per trust unit throughout 2007 for an annual total of $5.04 per trust unit.
     Our 2007 development capital spending totaled $387.2 million, resulting in the drilling of 252 net wells with a 99% success rate. On January 31, 2007 we acquired gross-overriding royalty interests in the Jonah natural gas field in Wyoming U.S. ("Jonah") for approximately $61 million. In the second quarter we acquired the Kirby Oil Sands Partnership ("Kirby"), an operated Steam
Assisted Gravity Drainage ("SAGD") project, for $203.1 million ($148.3 million in cash and $54.8 million in equity). An equity offering consisting of
4.25 million trust units for gross proceeds of $210.6 million was also completed in conjunction with the Kirby acquisition.
     During 2007 production averaged 82,319 BOE/day, in-line with our third quarter guidance of 82,500 BOE/day and 4% below our 2006 production of
85,779 BOE/day. Reduced development capital spending, unplanned downtime, lower initial production rates on our third well per section Bakken oil wells and natural reservoir declines are the primary reasons for the decrease.
     On June 22, 2007 the Federal Government enacted a new tax on publicly traded income trusts and limited partnerships (specified investment flow-
through entities, or "SIFTs") effective January 1, 2011. As a result we recorded a $78.1 million future income tax expense. We are currently evaluating alternatives to determine the optimal structure for Enerplus post
2010 to maximize the return to investors. However, we see value in the remaining three-year tax exemption period through 2010 and currently look to maintaining our current structure during this period unless there are compelling reasons to change. In the fourth quarter of 2007 the Alberta
Government also announced proposed changes to the provincial royalty program effective January 1, 2009 which have not yet been enacted into law.
     On February 13, 2008 we successfully closed the largest transaction in our 22 year history, acquiring Focus Energy Trust ("Focus") for total consideration of approximately $1.7 billion including approximately
$340 million of assumed debt. Under the plan of arrangement, Focus unitholders received 0.425 of an Enerplus trust unit for each Focus trust unit. We believe the combined entity is well positioned for future growth with a strong balance sheet and production expected to be approximately 98,000 BOE/day in 2008.

     RESULTS OF OPERATIONS

     Production

     Production during 2007 averaged 82,319 BOE/day, in-line with our third quarter guidance of 82,500 BOE/day and 4% lower than 85,779 BOE/day in 2006.
Our 2007 production was impacted by the fact that we spent $104 million or 21%
less development capital than the prior year. In addition we experienced unexpected down time and turn-around activities at partner operated facilities. Our third well per section program at our U.S. Bakken property had lower initial production rates than originally forecast; however the program continues to deliver attractive economics and reserves. These decreases were partially offset by production from our acquisition of Jonah that closed
January 31, 2007.
     Average production during the year was weighted 53% to natural gas and
47% to liquids on a BOE basis. Average production volumes for the years ended
December 31, 2007 and 2006 are outlined below:

     <<
     Daily Production Volumes                      2007       2006   % change
     -------------------------------------------------------------------------
     Natural gas (Mcf/day)                      262,254    270,972       (3)%
     Crude oil (bbls/day)                        34,506     36,134       (5)%
     Natural gas liquids (bbls/day)               4,104      4,483       (8)%
     Total daily sales (BOE/day)                 82,319     85,779       (4)%
     -------------------------------------------------------------------------
     >>

     We exited the year with production of approximately 79,800 BOE/day based on December's average production rate, 4% below our exit target of 83,000
BOE/day. Approximately 2,000 BOE/day of the decrease related to a previously announced fire that occurred at our Giltedge property on November 30, 2007. We expect production from this property to be back on-line by mid-2008. We have both business interruption insurance and property insurance which we anticipate will mitigate the majority of these losses. The remainder of the
1,200 BOE/day difference related to tie-in delays primarily on non-operated capital projects at year end and pipeline problems at our non-operated Mitsue property.
     Considering our acquisition of Focus that closed on February 13, 2008 and our current development capital program, we expect 2008 annual production volumes to average 98,000 BOE/day, weighted 60% to natural gas and 40% to liquids. We expect to exit 2008 with production of approximately
100,000 BOE/day. This guidance does not contemplate any other potential acquisitions or dispositions.

     Pricing

     The prices received for our natural gas and crude oil production directly impact our earnings, cash flow and financial condition. The following table compares our average selling prices for 2007 with those of 2006. It also compares the benchmark price indices for the same periods.

     <<
     Average Selling Price(1)                      2007       2006   % Change
     -------------------------------------------------------------------------
     Natural gas (per Mcf)                     $   6.45   $   6.81       (5)%
     Crude oil (per bbl)                       $  65.11   $  61.80         5%
     Natural gas liquids (per bbl)             $  51.35   $  50.90         1%
     Per BOE                                   $  50.48   $  50.23         -%
     -------------------------------------------------------------------------
     (1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

     Average Benchmark Pricing                     2007       2006   % Change
     -------------------------------------------------------------------------
     AECO natural gas - monthly index
      (CDN$/Mcf)                               $   6.61   $   6.99       (5)%
     AECO natural gas - daily index
      (CDN$/Mcf)                               $   6.45   $   6.53       (1)%
     NYMEX natural gas - monthly NX3 index
      (US$/Mcf)                                $   6.92   $   7.26       (5)%
     NYMEX natural gas - monthly NX3 index:
      CDN$ equivalent (CDN$/Mcf)               $   7.44   $   8.25      (10)%
     WTI crude oil (US$/bbl)                   $  72.34   $  66.22         9%
     WTI crude oil: CDN$ equivalent
      (CDN$/bbl)                               $  77.78   $  75.25         3%
     CDN$/US$ exchange rate                        0.93       0.88         6%
     -------------------------------------------------------------------------
     >>

     Natural Gas

     Natural gas prices started 2007 in a weak position due to a mild December
2006. However cold weather across key consuming regions of the United States from the latter part of January 2007 through to March resulted in increased prices. Early forecasts for an active hurricane season led to an expectation that strong prices would carry into and through the summer. However, this past year marked a changing dynamic in global liquefied natural gas ("LNG") trade, with cargos more readily shifting between Asia, Europe, and North America depending on spot market prices and access to storage. Accordingly, low demand in Europe pushed significant volumes of LNG to North America from March through August. This LNG, along with continued strong North American production, resulted in high U.S. and Canadian storage balances by the end of the summer which depressed prices. Natural gas prices during the year traded within a band that saw highs of approximately $8.00/Mcf during the winter and lows of around $5.00/Mcf at the end of the summer injection season. This was a narrower band than was experienced during 2006 where natural gas prices fluctuated between $12.00/Mcf and $4.00/Mcf.
     Our natural gas portfolio in 2007 was comprised of aggregator, AECO, and downstream direct sales. In 2007 we sold 40% of our natural gas on the daily
AECO market and 40% on the monthly AECO market, as well as 20% against the day and month NYMEX indices. During 2007 we realized an average price for our natural gas sales of $6.45/Mcf (net of transportation costs), a decrease of 5%
from $6.81/Mcf realized in 2006. This reduction is comparable to the price decreases realized in each of: the AECO monthly index which decreased by 5%;
the AECO daily index which decreased by 1%; and the NYMEX monthly index
(converted to CDN$/Mcf) which decreased by 10%.

     Crude Oil

     Crude prices were weak in the first quarter of 2007, with a low of
US$50.48/bbl. Prices rose steadily through the remaining months reaching a high of US$98.18/bbl in mid November. In terms of market fundamentals, OPEC kept its supply constant, non-OPEC production was lower than expected and growth demands in Asia remained strong. As a result, global crude and refined product inventories declined. In addition there was growing concern global production was reaching its peak. These fundamentals placed steady upward pressure on crude oil prices through the year.
     Our crude oil portfolio in 2007 was approximately 74% light/medium and
26% heavy. The average price received for our crude oil (net of transportation costs) was CDN$65.11/bbl during 2007, a 5% increase over 2006. The West Texas
Intermediate ("WTI") crude oil benchmark price, after adjusting for the change in the US$ exchange rate, increased 3% year-over-year. On average for 2007, the slight narrowing of the light to heavy differential had a positive effect on our overall crude oil and gas sales. However, in the fourth quarter of
2007, and in particular in December, absolute heavy oil differentials to WTI widened significantly due to a number of factors, including: outages of refineries with heavy oil conversion capabilities; drawdown of inventories prior to year end; and operational issues on key intra-Alberta and export pipelines. These differentials reverted to historical levels in January 2008.
     The Canadian dollar opened 2007 at an exchange rate of $0.86/US$ and strengthened throughout the year hitting a high in November of $1.09/US$ and ending the year at $0.99/US$. On average it strengthened 6% against the U.S.
dollar during 2007 compared to 2006 based on the annual average exchange rate.
As most of our crude oil and a portion of our natural gas are priced in reference to U.S. dollar denominated benchmarks, this movement in the exchange rate reduced the Canadian dollar prices that we would have otherwise realized.
     Historically we have not attempted to hedge against fluctuations in the foreign exchange value of our oil and gas sales. In the fourth quarter of 2007 we entered into a foreign exchange swap on our US$54 million debentures which effectively fixed the principal repayments at a CAN/US dollar exchange rate of
1.02.

     Price Risk Management

     While we believe that the overall energy outlook remains generally bullish long term, the threat of a U.S. recession reducing demand for crude oil and natural gas requires prudent management of our commodity price exposure.
     We have developed a price risk management framework to respond to the volatile price environment in a measured manner. Consideration is given to our overall financial position together with the economics of our acquisitions and capital development program. Consideration is also given to the upfront costs of our risk management program as we seek to limit our exposure to price downturns and maintain participation in upside potential should commodity prices increase.
     Consistent with our price risk management framework, we entered into additional commodity contracts during the fourth quarter of 2007 and during the first quarter of 2008. These contracts are designed to protect a portion of our natural gas sales for the period January 2008 through March 2009 and to protect a portion of our crude oil sales for the period January 2008 through
December 2009. We have also hedged electricity volumes for the period January
2008 through December 2009 to protect against rising electricity costs in the
Alberta power market. See Note 12 for a detailed list of our current price risk management positions including positions we assumed through the Focus acquisition.
     The following is a summary of the financial contracts in place at
February 20, 2008, including positions entered into by Focus, expressed as a percentage of our forecasted net production volumes:

     <<
                                                       Natural Gas
                                                        (CDN$/Mcf)
                                         -------------------------------------
                                          January 1,     April 1,  November 1,
                                             2008 -       2008 -       2008 -
                                           March 31,  October 31,    March 31,
                                               2008         2008         2009
     -------------------------------------------------------------------------
     Floor Prices (puts)                     $ 8.28       $ 7.06       $ 8.18
     % (net of royalties)                       18%          24%           4%

     Fixed Price (swaps)                     $ 8.73       $ 7.16       $    -
     % (net of royalties)                       11%          16%          - %

     Capped Price (calls)                    $10.12       $ 8.22       $10.10
     % (net of royalties)                       19%          24%           4%
     -------------------------------------------------------------------------

                                                        Crude Oil
                                                        (US$/bbl)
                                         -------------------------------------
                                          January 1,      July 1,   January 1,
                                             2008 -       2008 -       2009 -
                                            June 30, December 31, December 31,
                                               2008         2008         2009
     -------------------------------------------------------------------------
     Floor Prices (puts)                     $70.91       $72.09       $77.63
     % (net of royalties)                       35%          35%          10%

     Fixed Price (swaps)                     $79.95       $79.97       $    -
     % (net of royalties)                       17%          19%          - %

     Capped Price (calls)                    $85.09       $85.48       $92.98
     % (net of royalties)                       23%          22%          10%
     -------------------------------------------------------------------------
     Based on weighted average price (before premiums), estimated average annual production of 98,000 BOE/day and assuming a 19% royalty rate.
     >>

     Accounting for Price Risk Management

     During 2007, our commodity price risk management program generated cash gains of $23.6 million on our natural gas contracts and cash losses of
$10.0 million on our crude oil contracts. The natural gas cash gains are due to contracts in place during 2007 that provided floor protection as the price of natural gas declined. The crude oil cash losses are due to crude oil prices rising above our swap positions. In comparison, our 2006 commodity price risk management program resulted in cash losses of $7.1 million on our natural gas contracts and $27.2 million on our crude oil contracts.
     At December 31, 2007 the fair value of our natural gas and crude oil derivative instruments, net of premiums, represents a gain of $9.7 million and a loss of $52.5 million, respectively. The natural gas gain is recorded as a current deferred financial asset on our balance sheet and the crude oil loss is recorded as a current deferred financial credit. In comparison, at
December 31, 2006 the fair value of our natural gas and crude oil derivative instruments represented gains of $12.7 million and $10.9 million respectively, both of which were recorded on our balance sheet as deferred financial assets.
The change in the fair value of these financial contracts year-over-year resulted in unrealized losses of $3.0 million for natural gas and
$63.4 million for crude oil. As the forward markets for natural gas and crude oil fluctuate and new contracts are executed and existing contracts are realized, changes in fair value are reflected as a non-cash charge or non-cash gain in earnings. See Note 3 for details.
     The following table summarizes the effects of our financial contracts on income for the years ended December 31, 2007 and 2006.

     <<
     Risk Management Costs
     ($ millions, except
      per unit amounts)               2007                      2006
     -------------------------------------------------------------------------
     Cash gains/(losses):
       Natural gas         $      23.6  $  0.25/Mcf  $      (7.1) $(0.07)/Mcf
       Crude oil                 (10.0) $(0.79)/bbl        (27.2) $(2.06)/bbl
                           ------------              ------------
     Total cash
      gains/(losses)       $      13.6  $  0.45/BOE  $     (34.3) $(1.10)/BOE

     Non-cash
      (losses)/gains on
      financial contracts:
       Change in fair value
        - natural gas      $      (3.0) $(0.03)/Mcf  $      50.6  $  0.51/Mcf
       Change in fair value
        - crude oil              (63.4) $(5.03)/bbl         30.4  $  2.30/bbl
       Amortization of
        deferred financial
        assets                       -  $    - /BOE        (49.9) $(1.59)/BOE
                           ------------              ------------
     Total non-cash
      (losses)/gains       $     (66.4) $(2.21)/BOE  $      31.1  $  0.99/BOE
                           ------------              ------------
     Total (losses)        $     (52.8) $(1.76)/BOE  $      (3.2) $(0.11)/BOE
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Cash Flow Sensitivity

     The sensitivities below reflect all commodity contracts as described in
Note 12 (including those entered into by Focus) and are based on 2008 forward markets as at February 20, 2008. To the extent the market price of crude oil and natural gas change significantly from current levels, the sensitivities will no longer be relevant as the effect of our commodity contracts will change.

                                                    Estimated Effect on 2008
     Sensitivity Table                            Cash Flow per Trust Unit(1)
     -------------------------------------------------------------------------
     Change of $0.15 per Mcf in the price of
      AECO natural gas                                      $0.08
     Change of US$1.00 per barrel in the price
      of WTI crude oil                                      $0.06
     Change of 1,000 BOE/day in production                  $0.10
     Change of $0.01 in the US$/CDN$ exchange rate          $0.12
     Change of 1% in interest rate                          $0.07
     -------------------------------------------------------------------------
     (1) Assumes constant working capital and 129,813,000 units outstanding.
         The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.

     Revenues

     Crude oil and natural gas revenues for the year ended December 31, 2007 were $1,517.1 million ($1,539.2 million, net of $22.1 million of transportation costs), a decrease of 4% or $55.6 million compared to
$1,572.7 million ($1,595.3 million, net of $22.6 million of transportation costs) during 2006. Decreased production and lower natural gas prices were partially offset by an increase in realized crude oil prices.

     Analysis of Sales Revenue(1)                          Natural
      ($ millions)                 Crude oil       NGLs        Gas      Total
     -------------------------------------------------------------------------
     2006 Sales Revenue               $815.0      $83.3     $674.4   $1,572.7
     Price variance(1)                  41.8        0.7      (33.8)       8.7
     Volume variance                   (36.7)      (7.1)     (20.5)     (64.3)
     -------------------------------------------------------------------------
     2007 Sales Revenue               $820.1      $76.9     $620.1   $1,517.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     >>

     Royalties

     Royalties are paid to various government entities and other land and mineral rights owners. Royalties in 2007 and 2006 were approximately 19% of oil and gas sales, net of transportation costs. Overall, royalties decreased marginally in 2007 to $285.1 million compared to $296.6 million during 2006 primarily as a result of the decrease in natural gas revenue experienced over the period.
     We expect royalties to be approximately 19% of oil and gas sales, net of transportation costs for 2008.

     Alberta Royalty Review

     On October 25, 2007 the Alberta government announced the 'New Royalty
Framework' ("NRF"), an updated royalty regime proposed to be effective
January 1, 2009 which is intended to increase Government royalty revenue by
20%. On conventional oil and gas production during 2007, Alberta Crown royalties were $122.1 million (43%) of our total royalties. Based on this royalty rate and in the context of our production and pricing experienced during 2007, we estimate that the NRF would have increased the royalties on our conventional production by approximately $15 to $20 million. The acquisition of Focus in 2008 will help to mitigate the effects of the Alberta royalty review as the production from Focus is concentrated in Saskatchewan and British Columbia.
     The moderate royalty increase is a reflection of the NRF's sensitivity to our portfolio, which includes lower productivity wells combined with the low natural gas prices experienced in 2007. It is important to note that this context may not be indicative of the environment in 2009 when the NRF comes into effect. The fundamental design of the new Alberta regime (which increases royalty rates as commodity prices increase) has removed some of the price upside producers had previously factored into their risk assessments for capital investment. As a result, Alberta will not be as attractive to invest in as other jurisdictions that allow greater participation in price upside.
     The Alberta government is currently working with industry to address
"unintended consequences" of economic issues related to the NRF and as at the date of this MD&A the Alberta government had not yet made the necessary legislative and administration changes to implement the NRF. The NRF announcement can be found on the Alberta government's website at
www.gov.ab.ca.

     Operating Expenses

     Operating expenses during 2007 were $9.12/BOE or $274.2 million, representing a 1% decrease from our third quarter guidance of $9.20/BOE and a
14% increase from $8.02/BOE in 2006. Operating expenses for the year were lower than our guidance primarily due to lower than expected electricity charges during the fourth quarter. The increase in operating costs over 2006 was due to the combination of increased labour, well servicing, and repairs and maintenance costs along with lower production volumes during 2007. A field training initiative in 2007 directed at optimizing production and reducing the time required to drill, complete and bring new wells on stream also contributed to the year-over-year increase.
     By combining the lower cost operating expenses associated with the Focus properties we expect operating costs for 2008 to average $8.65/BOE, representing a decrease of 5% per BOE compared to 2007.

     General and Administrative Expenses ("G&A")

     G&A expenses were $2.26/BOE or $67.9 million for the year ended
December 31, 2007, approximately 6% lower than our guidance of $2.40/BOE and
18% higher than $1.91/BOE in 2006. G&A expenses were lower than our guidance primarily due to lower than anticipated long term cash compensation charges related to our performance trust unit plan ("PTU") which is impacted by our trust unit price. The increase in general and administrative costs over 2006 was mainly due to increased overall salary and benefits as a result of continued wage inflation, increased staff and lower production volumes during
2007.
     For the year ended December 31, 2007 our G&A expenses included non-cash charges for our trust unit rights incentive plan of $8.4 million or $0.28/BOE compared to $6.3 million or $0.20/BOE for 2006. These amounts relate solely to our trust unit rights incentive plan and are determined using a binomial lattice option-pricing model. The volatility of our trust unit price combined with the increased number of rights outstanding associated with additional employees increased the non-cash cost of the plan. Although non-cash charges have increased as a result of the option pricing model, the proportion of rights that are "in-the-money" has decreased in comparison with 2006. See
Note 10 for further details.

     The following table summarizes the cash and non-cash expenses recorded in
G&A:

     <<
     General and Administrative Costs ($ millions)            2007       2006
     -------------------------------------------------------------------------
     Cash                                                    $59.5      $53.6
     Trust unit rights incentive plan (non-cash)               8.4        6.3
     -------------------------------------------------------------------------
     Total G&A                                               $67.9      $59.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (Per BOE)                                                2007       2006
     -------------------------------------------------------------------------
     Cash                                                    $1.98      $1.71
     Trust unit rights incentive plan (non-cash)              0.28       0.20
     -------------------------------------------------------------------------
     Total G&A                                               $2.26      $1.91
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     In 2008 we expect total G&A costs to decrease slightly to approximately
$2.20/BOE, including non-cash G&A costs of approximately $0.20/BOE.

     Interest Expense

     With the adoption of the new accounting standards on January 1, 2007 interest expense includes interest on long-term debt, the premium amortization on our US$175 million senior unsecured notes, unrealized gains and losses resulting from the change in fair value of our interest rate swaps as well as the interest component on our cross currency interest rate swap (see Note 8).
     Interest on long-term debt during 2007 totaled $41.9 million, a
$9.7 million increase from $32.2 million in 2006. The increase was due to higher average indebtedness and a higher weighted average interest rate of
5.1% during 2007 compared to 4.8% in 2006.
     The following table summarizes the cash and non-cash interest expense recorded.

     <<
     Interest Expense ($ millions)                            2007       2006
     -------------------------------------------------------------------------
     Interest on long-term debt                              $41.9      $32.2
     Unrealized gain                                          (8.3)         -
     -------------------------------------------------------------------------
     Total Interest Expense                                  $33.6      $32.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     At December 31, 2007 approximately 18% of our debt was based on fixed interest rates while 82% had floating interest rates.

     Capital Expenditures

     During 2007 we spent $387.2 million on development capital and facilities, which is $104.0 million or 21% less than 2006. Spending in 2007 was in-line with our guidance of $390.0 million. Development capital spending was lower in 2007 as we spent less on natural gas development due to decreasing natural gas prices and increasing drilling and servicing costs.
Development in 2007 focused primarily on Bakken oil and waterfloods. We achieved a 99% success rate with our drilling program on 252 net wells drilled during 2007.
     Property acquisitions were $274.2 million during 2007 compared to
$51.3 million in 2006. The majority of our 2007 acquisitions related to the purchase of Kirby for total consideration of $203.1 million and the purchase of gross-overriding royalty interests in the Jonah area for approximately
$61.0 million. Property dispositions were $9.6 million during 2007 compared to
$21.1 million in 2006. Our 2007 divestments included $5.6 million of property interests in the Thorhild area and the sale of 36,000 net acres of undeveloped land in North Dakota for approximately $3.6 million. Divestments in 2006 primarily related to the $19.7 million sale of a 1% working interest in the
Joslyn property.

     <<
     Capital Expenditures ($ millions)                        2007       2006
     -------------------------------------------------------------------------
     Development expenditures                            $   321.3  $   380.5
     Plant and facilities                                     65.9      110.7
     -------------------------------------------------------------------------
       Development Capital                                   387.2      491.2
     Office                                                    6.5        5.0
     -------------------------------------------------------------------------
       Sub-total                                             393.7      496.2
     Acquisitions of oil and gas properties(1)               274.2       51.3
     Dispositions of oil and gas properties(1)                (9.6)     (21.1)
     -------------------------------------------------------------------------
     Total Net Capital Expenditures                      $   658.3  $   526.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total Capital Expenditures financed with cash flow  $   221.7  $   249.4
     Total Capital Expenditures financed
      with debt and equity                                   443.2      296.5
     Total non-cash consideration
      for property dispositions                               (6.6)     (19.5)
     -------------------------------------------------------------------------
     Total Net Capital Expenditures                      $   658.3  $   526.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of post-closing adjustments.

     The following is a summary by play type of our development capital expenditures during 2007 and 2006, as well as our current expectations for
2008 including Focus.

     Play type ($ millions)               2008 Estimate       2007       2006
     -------------------------------------------------------------------------
     Shallow Gas and CBM                         $128.0      $39.3      $94.0
     Crude Oil Waterfloods                        105.0       54.2       66.0
     Deep Tight Gas                                53.0       34.7       34.1
     Bakken Oil                                    47.0      106.2      116.7
     Other Conventional Oil and Gas               142.0      113.9      141.3
     Oil Sands                                    105.0       38.9       39.1
     -------------------------------------------------------------------------
     Total                                       $580.0     $387.2     $491.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     We currently expect total development capital expenditures in 2008 to be approximately $580 million. Conventional development capital is presently anticipated to be approximately $475 million with a slight bias to oil related projects over natural gas projects. Oil sands development capital is currently projected to be approximately $105 million.

     Oil Sands

     Our Joslyn and Kirby development projects have not commenced commercial production. As a result all associated costs, net of revenues generated, are capitalized and excluded from our depletion calculation. During 2007 we capitalized costs of $35.2 million on Joslyn and $205.4 million on Kirby, inclusive of acquisition costs, development capital spending, salaries and benefits, engineering and planning. At December 31, 2007 capitalized costs life-to-date for Joslyn were $116.4 million and for Kirby were $205.4 million for a combined total of $321.8 million.

     Depletion, Depreciation, Amortization and Accretion ("DDA&A")

     DDA&A of property, plant and equipment ("PP&E") is recognized using the unit-of-production method based on proved reserves. For the year ended
December 31, 2007 DDA&A of $15.43/BOE is comparable to $15.38/BOE during the year ended December 31, 2006.
     No impairment existed at December 31, 2007 using year-end reserves and management's estimates of future prices. Our future price estimates are more fully discussed in Note 4.

     Asset Retirement Obligations

     We have estimated our total future asset retirement obligations based on our net ownership interest in wells and facilities, along with the estimated cost and timing to abandon and reclaim wells and facilities in future periods.
Our asset retirement obligation was $165.7 million at December 31, 2007 compared to $123.6 million at December 31, 2006. The majority of the
$42.1 million increase was due to increased cost estimates as a result of enhanced regulatory requirements on abandonment and reclamation activities.
The remainder of the change was due to retirement costs incurred, offset by accretion expense for the year. See Note 5 for further details.
     The following chart compares the amortization of the asset retirement cost, accretion of the asset retirement obligation, and asset retirement obligations settled.

     <<
     ($ millions)                                             2007       2006
     -------------------------------------------------------------------------
     Amortization of the asset retirement cost               $11.4      $12.6
     Accretion of the asset retirement obligation              6.7        6.2
     -------------------------------------------------------------------------
     Total Amortization and Accretion                        $18.1      $18.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Asset Retirement Obligations Settled                    $16.3      $11.5
     -------------------------------------------------------------------------
     >>

     Actual asset retirement costs are incurred at different times compared to the recording of amortization and accretion charges. Actual asset retirement costs will be incurred over the next 66 years with the majority between 2038 and 2047. For accounting purposes, the asset retirement cost is amortized using a unit-of-production method based on proved reserves before royalties while the asset retirement obligation accretes until the time the obligation is settled.

     Taxes

     Canadian Government's tax changes

     On June 22, 2007 Bill C-52, which contained legislative provisions to implement the proposals to tax publicly traded income trusts in Canada became law. As a result, our second quarter future income tax provision included a future income tax expense of $78.1 million related to this legislation. This non-cash expense related to temporary differences between the accounting and tax basis of the Fund's assets and liabilities at that time and had no immediate impact on cash flow.
     On December 14, 2007, Bill C-28, which contained legislative provisions to implement corporate income tax rate reductions announced in the October 30,
2007 fall economic statement, became law. The general corporate tax rate will decrease by 1.0% in 2008 from 20.5% to 19.5%. There are additional rate reductions scheduled until the target federal tax rate of 15.0% is reached as of January 1, 2012. These rate reductions will also apply to the SIFT tax from income trusts. As a result, our fourth quarter future income tax provision includes a future income tax recovery of $22.6 million related to this legislation.

     Future Income Taxes

     Future income taxes arise from differences between the accounting and tax basis of assets and liabilities. A portion of the future income tax liability that is recorded on the balance sheet will be recovered through earnings before 2011. The balance will be realized when future income tax assets and liabilities are realized or settled.
     As a result of the SIFT tax, all entities within our organization are now subject to future income taxes whereas prior to the SIFT tax enactment only incorporated entities in our organization were subject to future income taxes.
As a result our future income tax recovery was $1.0 million for the year ended
December 31, 2007 compared to a recovery of $112.0 million for the same period in 2006. The changes in future income taxes compared to 2006 are primarily a result of the following:

     <<
     -   The SIFT tax resulted in a future income tax expense of $78.1 million in the second quarter of 2007; and
     -   Corporate income tax rate changes enacted during the year have resulted in a year-to-date future tax recovery of $22.6 million compared to a $35.5 million recovery in 2006.
     >>

     After consideration of the above items, the future income tax provisions were comparable between the periods.

     Current Income Taxes

     In our current structure, payments are made between the operating entities and the Fund which ultimately transfers both income and future income tax liability to our unitholders. As a result, no cash income taxes have been paid by our Canadian operating entities. However, effective January 1, 2011 we will be subject to the SIFT tax should we remain a trust.
     The amount of current taxes recorded throughout the year on our U.S.
operations is dependent upon the timing of both capital expenditures and repatriation of the funds to Canada. Our U.S. taxes as a percentage of cash flow, assuming constant working capital, were 11% in 2007 compared to our guidance of 10%. We expect the current income and withholding taxes to average approximately 20% of cash flow from U.S. operations in 2008 based on our current development capital program and assuming all funds are repatriated to
Canada after U.S. development capital spending. The increase for 2008 is a result of plans for reduced development capital spending in the U.S. during the year.
     During 2007 our U.S. operations incurred income related taxes in the amount of $23.0 million compared to $18.2 million in 2006. The increase in current taxes is due to an increase in net income combined with a modest decrease in drilling and completion expenditures for the year.

     Tax Pools

     We estimate our tax pools at December 31, 2007 to be as follows:

     <<
                                                         Operating
     Pool Type ($ millions)                       Trust   entities      Total
     -------------------------------------------------------------------------
     COGPE                                         $470      $ 100      $ 570
     CDE                                              -        340        340
     UCC                                              -        600        600
     Tax losses and other                            30        600        630
     Foreign tax pools                                -        140        140
     -------------------------------------------------------------------------
     Total                                         $500     $1,780     $2,280
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     We acquired approximately $200 million in tax pools related to the Focus acquisition (net of any pools required to offset partnership deferrals).

     Net Income

     Net income in 2007 was $339.7 million or $2.66 per trust unit compared to
$544.8 million or $4.48 per trust unit in 2006. The $205.1 million decrease in net income was primarily due to a $111.0 million decrease in future income tax recovery, a $49.6 million increase in cash and non-cash risk management costs, a $55.6 million decrease in oil and gas sales (net of transportation costs)
and a $22.9 million increase in operating costs, partially offset by an increase in other income of $12.5 million and decreased DDA&A charges of
$17.9 million.

     Cash Flow from Operating Activities

     Cash flow from operating activities in 2007 was $868.5 million or $6.80 per trust unit compared to $863.7 million or $7.10 per trust unit in 2006. The decrease on a per unit basis is largely due to the April 2007 equity offering, which was primarily used to purchase Kirby, a development project that is not currently generating cash flow.

     Selected Financial Results

     <<
                           Year ended December 31,   Year ended December 31,
                                    2007                       2006
                       Operating Non-Cash         Operating Non-Cash
     Per BOE of             Cash  & Other              Cash  & Other
      production (6:1)    Flow(1)   Items    Total   Flow(1)   Items    Total
     -------------------------------------------------------------------------
     Production per day                     82,319                     85,779
     -------------------------------------------------------------------------
     Weighted average
      sales price(2)      $50.48  $     -   $50.48   $50.23  $     -   $50.23
     Royalties             (9.49)       -    (9.49)   (9.47)       -    (9.47)
     Commodity
      derivative
      instruments           0.45    (2.21)   (1.76)   (1.10)    0.99    (0.11)
     Operating costs       (9.11)   (0.01)   (9.12)   (8.02)       -    (8.02)
     General and
      administrative       (1.98)   (0.28)   (2.26)   (1.71)   (0.20)   (1.91)
     Interest expense,
      net of interest
      income               (1.37)    0.28    (1.09)   (0.95)       -    (0.95)
     Foreign exchange
      gain/(loss)          (0.06)    0.30     0.24     0.02        -     0.02
     Current income tax    (0.77)       -    (0.77)   (0.59)       -    (0.59)
     Restoration and
      abandonment
      cash costs           (0.54)    0.54        -    (0.37)    0.37        -
     Depletion,
      depreciation,
      amortization and
      accretion                -   (15.43)  (15.43)       -   (15.38)  (15.38)
     Future income tax
      (expense)/recovery       -     0.04     0.04        -     3.58     3.58
     Marketable
      securities(3)            -     0.47     0.47        -        -        -
     -------------------------------------------------------------------------
     Total per BOE        $27.61  $(16.30)  $11.31   $28.04  $(10.64)  $17.40
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Cash Flow from Operating Activities before changes in non-cash operating working capital.
     (2) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     (3) In addition to non-cash shares of marketable securities, a gain on sale of marketable securities was a cash item; however the cash item is included in cash flow from investing activities not cash flow from operating activities.

     Selected Annual Canadian and U.S. Financial Results

     The following table provides a geographical analysis of key operating and financial results for 2007 and 2006.

     (CDN$ millions, except                  Year ended December 31, 2007
      per unit amounts)                      Canada         U.S.        Total
     -------------------------------------------------------------------------
     Daily Production Volumes
       Natural gas (Mcf/day)                251,561       10,693      262,254
       Crude oil (bbls/day)                  24,590        9,916       34,506
       Natural gas liquids (bbls/day)         4,104            -        4,104
       Total daily sales (BOE/day)           70,621       11,698       82,319

     Pricing(1)
       Natural gas (per Mcf)             $     6.45  $      6.55  $      6.45
       Crude oil (per bbl)               $    62.27  $     72.17  $     65.11
       Natural gas liquids (per bbl)     $    51.35  $         -  $     51.35

     Capital Expenditures
       Development capital and office    $    287.3  $     106.4  $     393.7
       Acquisitions of oil
        and gas properties               $    213.3  $      60.9  $     274.2
       Dispositions of oil
        and gas properties               $     (6.0) $      (3.6) $      (9.6)

     Revenues
       Oil and gas sales(1)              $  1,230.4  $     286.7  $   1,517.1
       Royalties                         $   (226.4) $  (58.7)(2) $    (285.1)
       Commodity derivative instruments  $    (52.8) $         -  $     (52.8)

     Expenses
       Operating                         $    264.4  $       9.8  $     274.2
       General and administrative        $     62.6  $       5.3  $      67.9
       Depletion, depreciation,
        amortization and accretion       $    359.8  $     103.9  $     463.7
       Current income taxes              $        -  $      23.0  $      23.0
     -------------------------------------------------------------------------

     (CDN$ millions, except                  Year ended December 31, 2006
      per unit amounts)                      Canada         U.S.        Total
     -------------------------------------------------------------------------
     Daily Production Volumes
       Natural gas (Mcf/day)                265,019        5,953      270,972
       Crude oil (bbls/day)                  25,858       10,276       36,134
       Natural gas liquids (bbls/day)         4,483            -        4,483
       Total daily sales (BOE/day)           74,511       11,268       85,779

     Pricing(1)
       Natural gas (per Mcf)             $     6.79  $      7.78  $      6.81
       Crude oil (per bbl)               $    59.36  $     67.93  $     61.80
       Natural gas liquids (per bbl)     $    50.90  $         -  $     50.90

     Capital Expenditures
       Development capital and office    $    378.5  $     117.7  $     496.2
       Acquisitions of oil
        and gas properties               $     35.3  $      16.0  $      51.3
       Dispositions of oil
        and gas properties               $    (21.1) $         -  $     (21.1)

     Revenues
       Oil and gas sales(1)              $  1,301.0  $     271.7  $   1,572.7
       Royalties                         $   (244.4) $  (52.2)(2) $    (296.6)
       Commodity derivative instruments  $     (3.2) $         -  $      (3.2)

     Expenses
       Operating                         $    243.8  $       7.4  $     251.2
       General and administrative        $     51.4  $       8.5  $      59.9
       Depletion, depreciation,
        amortization and accretion       $    369.6  $     112.0  $     481.6
       Current income taxes              $        -  $      18.2  $      18.2
     -------------------------------------------------------------------------
     (1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     (2) Royalties include U.S. state production tax.

     Three Year Summary of Key Measures

     Overall, lower production volumes have resulted in lower oil and gas sales and net income during 2007 as compared to 2006. The rise in crude oil prices during 2005, 2006 and 2007 contributed to higher oil and gas sales, however sales moderated in 2007 as a result of lower natural gas prices and production. The following table provides a summary of net income, cash flow and other key measures.

     ($ millions, except per unit amounts)         2007       2006       2005
     -------------------------------------------------------------------------
     Oil and gas sales(1)                      $1,517.1   $1,572.7   $1,523.7

     Net income                                   339.7      544.8      432.0
     Per unit (Basic)(2)                           2.66       4.48       3.96
     Per unit (Diluted)                            2.66       4.47       3.95

     Cash flow from operating activities          868.5      863.7      774.6
     Per unit (Basic)(2)                           6.80       7.10       7.10

     Cash distributions                           646.8      614.3      498.2
     Per unit (Basic)(2)                           5.07       5.05       4.57
     Payout ratio                                   74%        71%        64%

     Total assets                               4,303.1    4,203.8    4,130.6

     Long-term debt, net of cash                  725.0      679.7      649.8
     -------------------------------------------------------------------------
     (1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     (2) Based on weighted average trust units outstanding. Cash distributions to unitholders per unit will not correspond to actual distributions as a result of using the annual weighted average trust units outstanding.
     >>

     Liquidity and Capital Resources

     Sustainability of our Distributions and Asset Base

     As an oil and gas producer we have a declining asset base and therefore rely on ongoing development activities and acquisitions to replace production and add additional reserves. Our future oil and natural gas production is highly dependent on our success in exploiting our asset base and acquiring or developing additional reserves. To the extent we are unsuccessful in these activities our cash distributions could be reduced.
     Development activities and acquisitions may be funded internally by withholding a portion of cash flow or through external sources of capital such as debt or the issuance of equity. To the extent that we withhold cash flow to finance these activities, the amount of cash distributions to our unitholders may be reduced. Should external sources of capital become limited or unavailable, our ability to make the necessary development expenditures and acquisitions to maintain or expand our asset base may be impaired and ultimately reduce the amount of cash distributions.
     Following the completion of the Focus acquisition, Enerplus has approximately $10 billion of safe harbor growth capacity within the context of the Government's "normal growth" guidelines associated with Bill C-52. This amount is calculated in reference to the combined market capitalizations of
Enerplus and Focus on October 31, 2006 and also includes equity that may be issued to replace existing debt of both entities at that time.

     Distribution Policy

     The amount of cash distributions is proposed by management and approved by the Board of Directors. We continually assess distribution levels with respect to forecasted cash flows, debt levels and capital spending plans. The level of cash withheld has historically varied between 10% and 40% of annual cash flow from operating activities and is dependent upon numerous factors, the most significant of which are the prevailing commodity price environment, our current levels of production, debt obligations, our access to equity markets and funding requirements for our development capital program.
     Although we intend to continue to make cash distributions to our unitholders, these distributions are not guaranteed. To the extent there is taxable income at the trust level, determined in accordance with the Canadian
Income Tax Act, the distribution of that taxable income is non-discretionary.

     Cash Flow from Operating Activities, Cash Distributions and Payout Ratio

     Cash flow from operating activities and cash distributions are reported on the Consolidated Statements of Cash Flows. During 2007 cash distributions of $646.8 million were funded entirely through cash flow of $868.5 million.
Our payout ratio, which is calculated as cash distributions divided by cash flow, was 74% for 2007 compared to 71% in 2006.
     Our cash outlays in 2007 were comprised of: $646.8 million of distributions to unitholders, $393.7 million of development capital and office expenditures and $209.8 million of acquisitions (net of dispositions) for a total of $1,250.3 million. These cash outlays were financed with a combination of: $868.5 million from cash flow from operating activities, $199.6 million from the equity issue, $56.8 million from our distribution reinvestment plan and trust unit rights incentive plan and an increase in our credit facility of
$148.8 million.
     In aggregate, our 2007 cash distributions of $646.8 million and our development capital and office of $393.7 million totaled $1,040.5 million, or approximately 120% of our cash flow of $868.5 million. We rely on access to capital markets to the extent cash distributions and development capital exceeds cash flow. Over the long term we would expect to support our distributions and capital expenditures with our cash flow, however we would continue to fund acquisitions and growth through additional debt and equity.
There will be years when we are investing capital in opportunities that do not immediately generate cash flow (such as our Joslyn and Kirby oil sands projects) where this relationship will vary. Despite our 2007 cash flow being less than the aggregate of our cash distributions and development capital, we continue to have conservative debt levels with a trailing twelve month debt-to- cash flow ratio of 0.8x at December 31, 2007.
     For the year ended December 31, 2007 our cash distributions exceeded our net income by $307.1 million (2006 - $69.5 million). Net income includes
$520.3 million of non-cash items (2006 - $344.7 million) such as DDA&A, changes in the fair value of our derivative instruments and future income taxes that do not reduce our cash flow from operations. Future income taxes can fluctuate from period to period as a result of changes in tax rates (such as the enactment of the SIFT tax during the second quarter of 2007), changes in the inter-company royalty, interest and dividends from our operating subsidiaries paid to the Fund. In addition, other non-cash charges such as
DDA&A are not a good proxy for the cost of maintaining our productive capacity as they are based on the historical costs of our PP&E and not the fair market value of replacing those assets within the context of the current environment.
     The level of investment in a given period may not be sufficient to replace productive capacity given the natural declines associated with oil and natural gas assets. In these instances a portion of the cash distributions paid to unitholders may represent a return of the unitholders' capital.

     The following table compares cash distributions to cash flow and net income.

     <<
     ($ millions, except per unit amounts)         2007       2006       2005
     -------------------------------------------------------------------------
     Cash flow  from operating activities     $   868.5  $   863.7  $   774.6
     Cash Distributions                           646.8      614.3      498.2
     -------------------------------------------------------------------------
     Excess of cash flow over
      cash distributions                      $   221.7  $   249.4  $   276.4

     Net income                               $   339.7  $   544.8  $   432.0
     Shortfall of net income over
      cash distributions                      $  (307.1) $   (69.5) $   (66.2)

     Cash distributions per
      weighted average trust unit             $    5.07  $    5.05  $    4.57
     Payout ratio(1)                                74%        71%        64%
     -------------------------------------------------------------------------
     (1) Based on cash distributions divided by cash flow from operating activities.
     >>

     It is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities in the oil and gas sector due to the nature of reserve reporting, natural reservoir declines and the risks involved with capital investment. Therefore we do not disclose maintenance capital separately from development capital spending.

     Asset Retirement Costs

     Actual asset retirement costs incurred in the period are deducted for purposes of calculating cash flow. Differences between actual asset retirement costs incurred and the amortization and accretion of the asset retirement obligation are discussed in the Asset Retirement Obligations section of the
MD&A and Note 5.

     Long-Term Debt

     Long-term debt at December 31, 2007 was $726.7 million, an increase of
$46.9 million from $679.8 million at December 31, 2006. Long-term debt at
December 31, 2007 is comprised of $497.3 million of bank indebtedness, which increased $148.8 million from prior year and $229.3 million of senior unsecured notes. With the adoption of the financial instrument accounting standards (see Note 2) on January 1, 2007 we adjusted the carrying value of our US$175 million senior unsecured notes to fair value of $208.2 million from their previous carrying value of $268.3 million, a decrease of $60.1 million.
Subsequent to this adoption entry, our $175 million senior notes have decreased a further $32.2 million as a result of the strengthening Canadian dollar. Increases in long-term debt resulting from the Jonah and Kirby acquisitions along with our development capital program more than offset decreases resulting from the April 2007 equity issue and the foreign exchange impact of the strengthening Canadian dollar on our U.S. dollar denominated senior notes.
     In the fourth quarter of 2007 we extended our bank credit facility by one year to November 2010 and increased the facility size to $1.0 billion.
Subsequent to December 31, 2007, in conjunction with the Focus acquisition, we increased the bank credit facility size to $1.4 billion. On February 13, 2008 an additional $340 million was drawn on the bank credit facility to settle outstanding indebtedness of Focus.

     Our working capital, excluding cash, at December 31, 2007 decreased
$73.2 million compared to December 31, 2006. Excluding deferred financial assets and credits, working capital decreased $7.3 million compared to the prior year. This is primarily due to lower accounts receivable in 2007 as a result of lower sales in December 2007 compared to 2006.
     We continue to maintain a conservative balance sheet as demonstrated below:

     <<
                                                    Year ended     Year ended
     Financial Leverage and Coverage             Dec. 31, 2007  Dec. 31, 2006
     -------------------------------------------------------------------------
     Long-term debt to trailing cash flow                0.8 x          0.8 x
     Cash flow to interest expense                      25.8 x         26.8 x
     Long-term debt to long-term debt plus equity          22%            20%
     -------------------------------------------------------------------------
     Long-term debt is measured net of cash.
     Cash flow and interest expense are 12-months trailing.
     >>

     Enerplus currently has a $1.4 billion ($1.0 billion at December 31, 2007)
unsecured covenant based three-year term bank facility ending November 2010, through its wholly-owned subsidiary EnerMark Inc.  We have the ability to extend the facility each year or repay the entire balance at the end of the three-year term.  This bank debt carries floating interest rates that we expect to range between 55.0 and 110.0 basis points over Bankers' Acceptance rates, depending on Enerplus' ratio of senior debt to earnings before interest, taxes and non-cash items.
     Payments with respect to the bank facilities, senior unsecured notes and other third party debt have priority over claims of and future distributions to the unitholders. Unitholders have no direct liability should cash flow be insufficient to repay this indebtedness. The agreements governing these bank facilities and senior unsecured notes stipulate that if we default or fail to comply with certain covenants, the ability of the Fund's operating subsidiaries to make payments to the Fund and consequently the Fund's ability to make distributions to the unitholders may be restricted. At December 31,
2007 we are in compliance with our debt covenants, the most restrictive of which limits our long-term debt to three times trailing cash flow reflecting acquisitions on a pro forma basis. Refer to "Debt of Enerplus" in our Annual
Information Form for the year ended December 31, 2006 for a detailed description of these covenants.
     Principal payments on Enerplus' senior unsecured notes are required commencing in 2010 and 2011 and are more fully discussed in Note 7.
     We anticipate that we will continue to have adequate liquidity to fund planned development capital spending during 2008 through a combination of cash flow retained by the business and debt.

     Commitments

     Enerplus has contracted to transport 104 MMcf/day of natural gas on the
Nova system in the province of Alberta as well as 20 MMcf/day of natural gas on various pipelines to the U.S. midwest. Enerplus also has a contract to transport a minimum of 2,480 bbls/day of crude oil from field locations to suitable marketing sales points within western Canada.
     Including Focus, approximately 24% of our current gas production is dedicated to aggregator sales arrangements. Under these arrangements, we receive a price based on the average netback price of the pool, net of transportation costs incurred by the aggregator for the life of the reserves.
     In 2007 we extended our Canadian office lease commitments. Our Canadian and U.S. leases now expire in 2014 and 2011, respectively. Annual costs of these lease commitments, include rent and operating fees. The Fund's commitments, contingencies and guarantees are more fully described in Note 13.
     As at December 31, 2007 Enerplus has the following minimum annual commitments including long-term debt:

     <<
                                                                        Total
                               Minimum Annual Commitment Each Year   Committed
                             ----------------------------------------   after
     ($ millions)     Total    2008    2009     2010    2011    2012     2012
     -------------------------------------------------------------------------
     Bank credit
      facility     $497.3(1)    $ -     $ -   $497.3     $ -     $ -      $ -
     Senior
      unsecured
      notes      323.4(1)(2)      -       -     53.7    64.7    64.7    140.3
     Pipeline
      commitments      31.1    10.0     5.9      4.0     2.8     2.4      6.0
     Office
      lease            67.9     6.9     7.6     10.3    10.8    11.1     21.2
     -------------------------------------------------------------------------
     Total
      commit-
      ments(3)       $919.7   $16.9   $13.5   $565.3   $78.3   $78.2   $167.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Interest payments have not been included since future debt levels and interest rates are not known at this time.
     (2) Includes the economic impact of derivative instruments directly related to the senior unsecured notes (CCIRS and foreign exchange swap - see Note 12).
     (3) Crown and surface royalties, lease rentals, mineral taxes, and abandonment and reclamation costs (hydrocarbon production rights)
         have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.
     >>

     Not reflected in the above schedule are those term contracts for transportation and the office lease that Enerplus assumed upon the completion of the Focus acquisition. The Focus term transportation contracts consist of
45 MMcf/day of natural gas in British Columbia, and 60 MMcf/day of natural gas in Saskatchewan.

     Accumulated Deficit

     We have historically paid cash distributions in excess of accumulated earnings as cash distributions are based on cash flow generated in the period whereas accumulated earnings are based on net income which includes non-cash items such as DDA&A charges, derivative instrument mark-to-market gains and losses, unit based compensation charges, future income tax provisions and non-
cash charges resulting from the adoption of the financial instrument accounting standards (see Note 2).

     Trust Unit Information

     We had 129,813,000 trust units outstanding at December 31, 2007 compared to 123,151,000 trust units at December 31, 2006. The weighted average number of trust units outstanding during 2007 was 127,691,000 (2006 - 121,588,000).
At February 20, 2008 we had 160,022,000 trust units outstanding, which reflects the additional trust units issued to acquire Focus, and 9,087,000 exchangeable partnership units outstanding that were assumed with the Focus acquisition and are convertible at the option of the holder into 0.425 of an
Enerplus trust unit (3,862,000 trust units).
     On April 10, 2007 in conjunction with the acquisition of Kirby we issued
1,105,000 trust units as part of the purchase price consideration representing
$54.8 million and also closed a public offering of 4,250,000 trust units for net proceeds of $199.6 million.
     In addition 1,307,000 trust units (2006 - 1,242,000) were issued pursuant to the Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan
("DRIP") and the trust unit rights incentive plan, net of redemptions. This resulted in $56.8 million (2006 - $55.9 million) of additional equity to the
Fund.

     Income Taxes

     The following is a general discussion of the Canadian and U.S. tax consequences of holding Enerplus trust units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Investors or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences, as well as consider the
Government's proposal to implement a tax on trusts.

     Canadian Unitholders

     The Fund qualifies as a mutual fund trust under the Income Tax Act
(Canada) and accordingly, trust units of the Fund are qualified investments for RRSPs, RRIFs, RESPs, and DPSPs. Each year the Fund has historically transferred all of its taxable income to the unitholders by way of distributions.
     In computing income, unitholders are required to include the taxable portion of distributions received in that year. An investor's adjusted cost base ("ACB") in a trust unit equals the purchase price of the trust unit less any non-taxable cash distributions received from the date of acquisition. To the extent a unitholder's ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholder's ACB will be brought to $nil.
     We paid $5.04 per trust unit in cash distributions to unitholders on record during 2007. For Canadian tax purposes, approximately 2% of these distributions, or $0.12 per trust unit was a tax deferred return of capital, approximately 98% or $4.92 per trust unit was taxable to unitholders as other income, and there was no eligible dividend income.
     For 2008, we estimate that 95% of cash distributions will be taxable and
5% will be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependent upon, among other things, production, commodity prices and cash flow experienced throughout the year.

     U.S. Unitholders

     U.S. unitholders who received cash distributions were subject to at least a 15% Canadian withholding tax. The withholding tax is applied to both the taxable portion of the distribution as computed under Canadian tax law and the non-taxable portion of the distribution. U.S. taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.
     For U.S. taxpayers the taxable portion of cash distributions are considered to be a dividend for U.S. tax purposes. For most U.S. taxpayers this should be a "Qualified Dividend" eligible for the reduced tax rate. This preferential rate of tax for "Qualified Dividends" is set to expire at the end of 2010. On March 24, 2007, Bill 1672 was introduced into the U.S. House of
Representatives which, if enacted as presented, would make dividends from
Canadian income funds such as Enerplus ineligible for treatment as a
"Qualified Dividend". The dividends would then become a "non-qualified dividend from a foreign corporation" subject to the normal rates of tax commencing with dividends received after the date of enactment. The proposed bill still requires the approval of the House of Representatives, the Senate and the President prior to it being enacted. Therefore, we are unable to determine when or even if the bill will become enacted as presented.
     We paid US$4.71 per trust unit to U.S. residents during the 2007 calendar year of which 7% or US$0.33 per trust unit was a tax deferred return of capital and 93% or US$4.38 per unit was a taxable qualified dividend.
     For 2008, we estimate that 90% of cash distributions will be taxable to most U.S. investors and 10% will be a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions which are dependent upon production, commodity prices and cash flow experienced throughout the year.

     Quarterly Financial Information

     In general, oil and gas sales have been decreasing since the first quarter of 2006 due mainly to lower natural gas prices and lower production.
Sales increased slightly in the fourth quarter of 2007 due to higher crude oil prices.
     Net income has been affected by fluctuating commodity prices and risk management costs, the fluctuating Canadian dollar, higher operating and G&A costs, changes in future tax provisions due to changes in government legislation (SIFT tax and corporate rate reductions) as well as changes to accounting policies adopted during 2007. Furthermore, changes in the fair value of our commodity derivative instruments along with changes in fair value of other financial instruments cause net income to fluctuate between quarters.

     <<
     Quarterly Financial
      Information
     (CDN$ millions,
      except per trust         Oil and              Net Income Per Trust Unit
      unit amounts)        Gas Sales(1)  Net Income        Basic      Diluted
     -------------------------------------------------------------------------
     2007
     Fourth Quarter        $     389.8  $      98.7  $      0.76  $      0.76
     Third Quarter               364.8         93.0         0.72         0.72
     Second Quarter              382.5         40.1         0.31         0.31
     First Quarter               380.0        107.9         0.88         0.87
     -----------------------------------------------
     Total                 $   1,517.1  $     339.7  $      2.66  $      2.66
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     2006
     Fourth Quarter        $     369.5  $     110.2  $      0.90  $      0.89
     Third Quarter               398.0        161.3         1.31         1.31
     Second Quarter              403.5        146.0         1.19         1.19
     First Quarter               401.7        127.3         1.08         1.07
     -----------------------------------------------
     Total                 $   1,572.7  $     544.8  $      4.48  $      4.47
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

     Summary Fourth Quarter Information

     In comparing the fourth quarter of 2007 with the same period in 2006:
     -   Net income decreased 10% to $98.7 million due to increased commodity derivative instrument losses, partially offset by higher oil and gas sales.
     -   Cash flow was $205.1 million in 2007 similar to $207.1 million in
         2006.
     -   Average daily production decreased 7% to 80,959 BOE/day due to the fire at Giltedge, operational interruptions and reductions in our development capital program.
     -   The average selling price per BOE increased 13% to $52.33 due to stronger crude oil prices.
     -   Operating expenses of $8.57/BOE (including non-cash amounts) were similar to the fourth quarter of 2006 at $8.52/BOE.
     -   G&A expenses including non-cash amounts increased 4% on a BOE basis to $2.21/BOE from $2.13/BOE as a result of lower production.
     -   Development capital spending decreased 14% compared to the fourth quarter of 2006 as a result of a reduced development capital spending program in 2007.

     The following tables provide an analysis of key financial and operating results for the three months ended December 31, 2007 and 2006.

                                                           Three        Three
                                                          Months       Months
     (CDN$ millions,                                       Ended        Ended
      except per                                     December 31, December 31,
      unit amounts)                                         2007         2006
     -------------------------------------------------------------------------
     Financial (000's)
       Net Income                                    $      98.7  $     110.2
       Cash Flow from Operating Activities           $     205.1  $     207.1
       Cash Distributions to Unitholders(1)          $     163.4  $     155.0

     Financial per Unit(2)
       Net Income                                    $      0.76  $      0.90
       Cash Flow from Operating Activities           $      1.58  $      1.69
       Cash Distributions to Unitholders(1)          $      1.26  $      1.26

       Payout Ratio(3)                                       80%          75%

     Average Daily Production                             80,959       87,092

     Selected Financial Results per BOE(4)
     Oil and Gas Sales(5)                            $     52.33  $     46.11
     Royalties                                             (9.83)       (8.26)
     Commodity Derivative Instruments                      (0.08)        0.75
     Operating Costs                                       (8.53)       (8.52)
     General and Administrative                            (1.94)       (1.88)
     Interest and Foreign Exchange                         (1.70)       (1.02)
     Taxes                                                 (1.70)       (0.64)
     Restoration and Abandonment                           (0.75)       (0.54)
     -------------------------------------------------------------------------
     Cash Flow from Operating Activities before
      changes in non-cash working capital            $     27.80  $     26.00
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Weighted Average Number of Units
      Outstanding (thousands)                            129,658      122,971

     Development Capital                                   106.1        123.1
     Net Wells Drilled                                        76           89
     Success Rate                                           100%         100%

     Average Benchmark Pricing
     AECO natural gas - monthly index (CDN$/Mcf)     $      6.00  $      6.36
     AECO natural gas - daily index (CDN$/Mcf)       $      6.14  $      6.91
     NYMEX natural gas - monthly NX3 index (US$/Mcf) $      7.03  $      6.62
     NYMEX natural gas - monthly NX3 index:
      CDN$ equivalent (CDN$/Mcf)                     $      6.89  $      7.52
     WTI crude oil (US$/bbl)                         $     90.68  $     60.21
     WTI crude oil: CDN$ equivalent (CDN$/bbl)       $     88.90  $     68.42
     CDN$/US$ exchange rate                                 1.02         0.88
     -------------------------------------------------------------------------
     (1) Calculated based on distributions paid or payable. Cash distributions to unitholders per unit may not correspond to actual distributions of
         $1.26 per trust unit as a result of using the annual weighted average trust units outstanding.
     (2) Based on weighted average trust units outstanding.
     (3) Based on cash distributions divided by cash flow from operating activities.
     (4) Non-cash amounts have been excluded.
     (5) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

     Selected Quarterly Canadian and U.S. Financial Results

     (CDN$ millions,    Three months ended           Three months ended
      except per         December 31, 2007            December 31, 2006
      unit amounts)  Canada      U.S.     Total    Canada      U.S.     Total
     -------------------------------------------------------------------------
     Daily
      Production
      Volumes
       Natural gas
        (Mcf/day)   245,219    12,196   257,415   271,061     6,654   277,715
       Crude oil
        (bbls/day)   24,248     9,973    34,221    25,903    10,436    36,339
       Natural gas
        liquids
        (bbls/day)    3,836         -     3,836     4,467         -     4,467
       Total daily
        sales
        (BOE/day)    68,953    12,006    80,959    75,547    11,545    87,092

     Pricing(1)
       Natural
        gas
        (per Mcf)     $5.91     $5.98     $5.91     $6.57     $6.81     $6.58
       Crude oil
        (per bbl)    $68.94    $80.16    $72.21    $52.39    $59.85    $54.53
       Natural gas
        liquids
        (per bbl)    $58.12        $-    $58.12    $46.15        $-    $46.15

     Capital
      Expenditures
       Development
        capital
        and office    $94.3     $13.7    $108.0     $96.7     $29.1    $125.8
       Acquisitions
        of oil and
        gas
        properties     $5.0      $0.1      $5.1      $4.1      $0.7      $4.8
       Dispositions
        of oil and
        gas
        properties    $(0.4)    $(3.6)    $(4.0)    $(0.1)       $-     $(0.1)

     Revenues
       Oil and gas
        sales(1)     $309.5     $80.3    $389.8    $307.9     $61.6    $369.5
       Royalties     $(56.1) $(17.1)(2)  $(73.2)   $(54.1) $(12.1)(2)  $(66.2)
       Commodity
        derivative
        instru-
        ments       $(48.8)       $-     $(48.8)    $(5.4)       $-     $(5.4)

     Expenses
       Operating     $61.0      $2.8      $63.8     $66.4      $1.9     $68.3
       General and
        admini-
        strative     $16.5     $(0.1)     $16.4     $14.6      $2.5     $17.1
       Depletion,
        depreciation,
        amortization
        and
        accretion    $89.9     $21.8     $111.7     $93.3     $26.2    $119.5
       Current
        income taxes    $-     $12.6      $12.6        $-      $5.1      $5.1
     -------------------------------------------------------------------------
     (1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
     (2) Royalties include U.S. state production tax.
     >>

     Critical Accounting Policies

     The financial statements have been prepared in accordance with GAAP. A summary of significant accounting policies is presented in Note 1. A reconciliation of differences between Canadian and United States GAAP is presented in Note 16. Most accounting policies are mandated under GAAP.
However, in accounting for oil and gas activities, we have a choice between two acceptable accounting policies: the full cost and the successful efforts methods of accounting.
     The Fund follows the full cost method of accounting for oil and natural gas activities. Using the full cost method of accounting, all costs of acquiring, exploring and developing oil and natural gas properties are capitalized, including unsuccessful drilling costs and administrative costs associated with acquisitions and development. Under the successful efforts method of accounting, all exploration costs, except costs associated with drilling successful exploration wells, are expensed in the period in which they are incurred. The difference between these two methodologies is not expected to be significant to the Fund's net income or net income per unit as the majority of the Fund's drilling activity is not exploration in nature and is more focused on low risk development drilling that has traditionally achieved high success rates.
     Under the full cost method of accounting, an impairment test is applied to the overall carrying value of property, plant and equipment, on a country by country cost centre basis with the reserves valued using estimated future commodity prices at period end. Under the successful efforts method of accounting, the costs are aggregated on a property-by-property basis. The carrying value of each property is subject to an impairment test. Each method may generate a different carrying value of property, plant and equipment and a different net income depending on the circumstances at period end. Net costs related to operating and administrative activities during the development of large capital projects are capitalized until commercial production has commenced and are tested for impairment separately.

     Critical Accounting Estimates

     The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Due to the timing of when activities occur compared to the reporting of those activities, management must estimate and accrue operating results and capital spending. Changes in these judgments and estimates could have a material impact on our financial results and financial condition.

     Reserves

     The process of estimating reserves is critical to several accounting estimates. It requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and gas prices, operating costs and royalty burdens change. Reserve estimates impact net income through depletion, the determination of asset retirement obligations and the application of an impairment test. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and the asset retirement obligation.

     Asset Retirement Obligation

     Management calculates the asset retirement obligation based on estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value estimate is capitalized to PP&E as part of the cost of the related asset and amortized over its useful life.

     Business Combinations

     Management makes various assumptions in determining the fair values of any acquired company's assets and liabilities in a business combination. The most significant assumptions and judgments made relate to the estimation of the fair value of the oil and gas properties. To determine the fair value of these properties, we estimated (a) oil and gas reserves in accordance with
NI 51-101 reserve standards, and (b) future prices of oil and gas.

     Commodity Prices

     Management's estimates of future crude oil and natural gas prices are critical as these prices are used to determine the carrying amount of PP&E, amounts recorded for depletion, impairment in the cost centre, and the change in fair value of financial contracts.

     Trust Unit Rights

     Management calculates the fair value of rights granted under our trust unit rights incentive plan using a binomial lattice option-pricing model. This process involves the use of significant estimates and assumptions, which may change over time. The values calculated under the option-pricing model may not reflect the actual value realized by trust unit rights holders.

     Derivative Financial Instruments

     Management uses derivative financial instruments to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Fair values of derivative contracts are subject to fluctuation depending on the underlying estimate of future commodity prices, foreign currency exchange rates and interest rates.

     RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

     Convergence of Canadian GAAP with International Financial Reporting
     Standards

     In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards ("IFRS") by 2011.
On February 13, 2008 the AcSB confirmed that use of IFRS will be required for public companies beginning January 1, 2011. We continue to assess the impact of adopting IFRS and implementing plans for transition.

     Financial Instruments, Comprehensive Income and Hedges

     CICA Section 3862 - Financial Instruments - Disclosures

     This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.
     This standard is effective for reporting periods beginning January 1,
2008 and will result in additional disclosures for our financial instruments.

     CICA Section 3863 - Financial Instruments - Presentation

     This standard establishes presentation guidelines for financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.
     This standard is effective for reporting periods beginning January 1,
2008 and should have a minimal impact on our reporting.

     CICA Section 1535 - Capital Disclosures

     This section details disclosures that must be made regarding an entity's capital and how it is managed. The standard requires qualitative information about an entity's objectives, policies and processes for managing capital and quantitative data about what the entity regards as capital. It requires disclosure of compliance with any capital requirements and consequences of any non-compliance.
     This standard is effective for reporting periods beginning January 1,
2008 and will result in additional disclosures around managing capital.

     RISK FACTORS AND RISK MANAGEMENT

     Enerplus investors are participating in the net cash flow from a portfolio of crude oil and natural gas producing properties. As such, the cash distributions and the value of Enerplus units are subject to numerous risk factors. These risk factors, many of which are associated with the oil and gas industry, include, but are not limited to, the following influences:

     Canadian Government Tax on Income Trusts

     On June 22, 2007, Bill C-52 was passed by the Senate and was given royal assent by the Governor General. As a result, our second quarter future income tax provision includes a future income tax expense of $78.1 million related to this legislation. This non-cash expense relates to temporary differences between the accounting and tax basis of the Fund's assets and liabilities and has no immediate impact on cash flow. Tax pools in 2011 may not be sufficient to shelter taxable income from the new SIFT tax and as a result increased tax may reduce cash flow available for distributions and development spending.
     We are currently evaluating alternatives to determine the optimal business structure for our unitholders. However, we currently see value in the three-year tax exemption period through 2010 as a distributing entity and would be hesitant to make major structural changes during this period without compelling reasons that we do not currently foresee.

     Commodity Price Risk

     Enerplus' operating results and financial condition are dependent on the prices we receive for our crude oil and natural gas production. These prices may fluctuate widely in response to a variety of factors including global and domestic economic conditions, weather conditions, the supply and price of imported oil and liquefied natural gas, the production and storage levels of
North American natural gas, political stability, transportation facilities, the price and availability of alternative fuels and government regulations.
     We may use financial derivative instruments and other hedging mechanisms to help limit the adverse effects of natural gas and oil price volatility.
However, we do not hedge all of our production and expect there will always be a portion that remains unhedged. Furthermore, we may use financial instruments that offer only limited protection within selected price ranges. To the extent price exposure is hedged, we may forego the benefits that would otherwise be experienced if commodity prices increase, and may be exposed to risk of default by the counterparties. Refer to the price risk management section.

     Oil and Gas Reserves and Resources Risk

     The value of our trust units are based on, among other things, the underlying value of the oil and gas reserves and resources. Geological and operational risks can affect the quantity and quality of reserves and resources and the cost of ultimately recovering those reserves and resources.
Lower oil and natural gas prices may increase the risk of write-downs of our oil and gas property investments. Regulatory changes to reporting practices can also result in reserve or resource write-downs.
     We strive to acquire low risk, mature properties with a high proportion of proved reserves, positive operating metrics, long reserve lives and predictable production. Similarly, we generally participate in lower-risk development projects while farming out or monetizing higher risk exploratory prospects.
     Each year, independent engineers evaluate a significant portion of our proved and probable reserves as well as the resources attributable to our oil sands properties. Sproule Associates Limited ("Sproule") evaluated 92% of the total proved plus probable value (discounted at 10%) of our Canadian conventional year-end reserves, in accordance with NI 51-101 and has reviewed the remainder of the reserves Enerplus evaluated internally. GLJ Petroleum
Consultants Ltd. ("GLJ") evaluated the Joslyn bitumen reserves as they have previously performed such evaluations for the operator of the Joslyn project.
Netherland, Sewell & Associates Inc. ("NSA") of Dallas, Texas, evaluated the reserves attributed to our assets in the United States. Both GLJ and NSA evaluated 100% of the reserves in their respective areas. Both GLJ and NSA utilized Sproule's forecast and constant price and cost assumptions as of
December 31, 2007 in their evaluations to maintain consistency. GLJ also evaluated the resources attributable to our Joslyn and Kirby oil sands projects. The Reserves Committee of the Board of Directors has reviewed and approved the reserve and resource reports of the independent evaluators.

     Operational Inflation Risk

     Over the last few years we have experienced inflationary pressures on both our development capital costs and our operating costs. Higher costs decrease the amount of cash flow from our operating activities which may affect the amount of distributions to unitholders.
     We strive to control costs through incentive-based compensation plans that reward employees for such things as cost control and value-added initiatives. We attempt to minimize costs by exploiting our purchasing strength with suppliers. We use detailed budgeting and accounting practices to monitor costs. Multi-functional teams regularly perform integrated field reviews designed to reduce costs and increase revenues from our properties.
     Despite these efforts, it can be difficult to control costs in the oil and gas industry, especially in periods of high commodity prices when the demand for goods and services is strong. Oil and gas production involves a significant amount of fixed costs that are difficult to reduce without decreasing production. In addition, subsequent to the Focus acquisition, approximately 30% of our production is operated by third parties. We have limited ability to influence costs on partner-operated properties.

     Access to Transportation Capacity

     Market access for crude oil and natural gas production in Canada and the
United States is dependent on the ability of Enerplus and the buyers of our production to access sufficient transportation capacity on third party pipelines to transport all production volumes. While the third party pipelines generally expand capacity to meet market needs, there can be differences in timing between the growth of production and the growth of pipeline capacity.
There are also occasionally operational reasons for curtailing transportation capacity. Accordingly, there can be periods where pipeline capacity is insufficient to transport all of the production from a given region, causing volume curtailments for all shippers, including Enerplus and its production buyers.
     We continuously monitor this risk for both the short and longer term through dialogue with the third party pipelines and other market participants, as well as by review of supply and demand studies prepared by third party experts. Where available and commercially appropriate given the production profile and commodity, we attempt to mitigate this risk by contracting for firm transportation capacity or by using other means of transportation.

     Production Replacement Risk

     Oil and natural gas reserves naturally deplete as they are produced over time. Our ability to replace production depends on our success in acquiring new reserves and resources and developing existing reserves and resources.
Acquisitions of oil and gas assets depend on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of our trust units.
     Acquisitions and our development capital program are subject to investment guidelines, due diligence and review. Major acquisitions are approved by the Board of Directors and, where appropriate, independent reserve engineer evaluations are obtained.

     Non-Resident Ownership and Mutual Fund Trust Status

     Since our listing on the New York Stock Exchange in November of 2000, we
have seen increased trading volumes and levels of ownership by non-residents of Canada. Based on information received from our transfer agent and financial intermediaries in February 2008, an estimated 72% of our outstanding trust units were held by non-residents. Immediately after the acquisition of Focus, on February 13, 2008, we estimate that approximately 63% of our trust units were held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.
     Enerplus currently meets the requirements of a Mutual Fund Trust as defined in the Income Tax Act (Canada). Our trust indenture does not have a specific limit on the percentage of trust units that may be owned by non-
residents.
     At this time, management does not anticipate any legislative changes that would affect our status as a mutual fund trust; however, we have implemented provisions in our trust indenture to allow the Board of Directors to adopt non- resident ownership constraints, if required, in order to ensure Enerplus maintains its mutual fund trust status.

     Regulatory Risk

     Government royalties, income tax laws, environmental laws and regulatory requirements can have a significant financial and operational impact on
Enerplus. During 2007 the Alberta government announced proposed changes to the provincial royalty program, expected to be effective on January 1, 2009 (see the Royalties section of the MD&A for further details). Canada ratified the
Kyoto Protocol in late 2002, which requires countries to reduce their emissions of carbon dioxide and other greenhouse gases. The Canadian federal government is currently gathering information to set emission targets for the industry. The details are projected to be announced by 2010 and could affect capital expenditures and operating costs.
     Our operations expose us to possible regulatory changes by both Canadian and U.S. governments. As an oil and gas producer, we are subject to a broad range of regulatory requirements. Similarly, as a mutual fund trust, we have a unique structure that is vulnerable to changes in legislation or income tax law.
     Although we have no control over these regulatory risks, we continuously monitor changes in these areas through such activities as participating in industry organizations and conferences, the exchange of information with third party experts and employing qualified individuals to assess the impact of such changes on our financial and operating results.

     Access to Capital Markets

     Our access to capital has allowed us to fund a portion of our acquisitions and development capital program through equity and debt and as a result distribute the majority of our cash flow to our unitholders. As such, we are dependent on continued access to the capital markets to fund our activities directed towards maintaining and increasing value for our unitholders. To the extent the cash flow retained by the Fund together with new equity and debt financing is not sufficient to cover required capital expenditures then cash distributions to unitholders may be reduced.
Furthermore, current tightening global credit markets may have an adverse effect on our ability to access these capital markets.
     Enerplus has listings on the Toronto and New York stock exchanges and maintains an active investor relations program.
     We maintain a prudent capital structure by retaining a portion of cash flow for capital spending and utilizing the equity markets when deemed appropriate.
     Continued access to capital is dependent on our ability to maintain our track record of performance and to demonstrate the advantages of the acquisition or development program that we are financing at the time.

     Health, Safety and Environmental Risk ("HSE")

     Health, safety and environmental risks influence the workforce, operating costs and the establishment of regulatory standards.

     We have established a HSE Management System designed to:

     <<
     -   provide staff with the training and resources needed to complete work safely and effectively;
     -   incorporate hazard assessment and risk management as an integral part of everyday business;
     -   monitor performance to ensure that our operations comply with legal obligations and the standards we set for ourselves; and
     -   identify and manage environmental liabilities associated with our existing asset base and potential acquisitions.
     >>

     We have a site inspections program and a corrosion risk management program designed to ensure compliance with environmental laws and regulations.
We carry insurance to cover a portion of our property losses, liability and business interruption. HSE risks are reviewed regularly by the HSE committee comprised of members of the Board of Directors.

     Interest Rate Exposure

     The Fund has exposure to movements in interest rates. Changing interest rates can affect borrowing costs and the trust unit price of yield-based investments such as Enerplus.
     We monitor the interest rate forward market and have fixed the interest rate on approximately 18% of our debt through our senior unsecured notes and interest rate swaps.

     Foreign Currency Exposure

     We have exposure to fluctuations in foreign currency as a result of the issuance of senior unsecured notes denominated in U.S. dollars. Our U.S.
operations are directly exposed to fluctuations in the U.S. dollar when translated to our Canadian dollar denominated financial statements.
     We also have indirect exposure to fluctuations in foreign currency as our crude oil sales and a portion of our natural gas sales are based on U.S.
dollar indices. Our oil and gas revenues are negatively impacted as the
Canadian dollar strengthens relative to the U.S. dollar.
     We have hedged our foreign currency exposure on both our US$175 million and US$54 million of senior unsecured notes using financial swaps that convert the U.S. denominated debt to Canadian dollar debt.  In addition we have hedged our interest obligation on our US$175 million notes.
     We have not entered into any other foreign currency derivatives with respect to oil and gas sales or our U.S. operations.

     Counterparty Risk

     We assume customer credit risk associated with oil and gas sales, financial hedging transactions and joint  venture participants.
     We have established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint venture participants. We maintain a diversified sales customer base and we review our single-entity exposure on a regular basis.  We do not have exposure to asset backed commercial paper, however we do have exposure to Canadian and U.S. banks as a counterparty to financial hedging transactions.

     Unitholder Liability

     In the past, there has been some concern that trust unitholders might be held personally liable for the indebtedness of the Fund.
     Enerplus is registered in Alberta, which passed legislation in June 2005 to provide statutory protection for unitholders similar to the protection afforded shareholders in a corporation. Three other provinces (Ontario,
Quebec, and Manitoba) also have statutory protection for unitholders. Our bank credit agreement and our debenture agreements do not allow the creditors to extend recourse to unitholders beyond the unitholders' equity investment in the Fund.

     Recruitment and Retention of Qualified Personnel

     There is strong competition in all aspects of the oil and gas industry.
Enerplus competes with a substantial number of other organizations for capital, acquisitions of reserves, undeveloped lands, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline and refining capacity and in all other aspects of our operations. Other organizations may have greater technical and financial resources than Enerplus which leads to increased competition. Another rising challenge is the recruitment and retention of qualified professional staff at all levels in the organization. Increased activity within the oil and gas sector can create a competitive marketplace which presents challenges in recruiting and retaining key personnel.
     In order to attract and retain qualified personnel we offer competitive compensation including performance based plans.

     Summary 2008 Outlook

     Enerplus offers investors the benefits of owning a large, diversified portfolio of producing oil and natural gas properties within Canada and the
United States. As such, our business prospects are closely linked to the opportunities and challenges associated with oil and natural gas production.
In particular, we are strongly influenced by the price of crude oil and natural gas, both of which have been volatile in recent years. Our comments with respect to our 2008 outlook should be taken within the context of the current commodity price environment.
     The following summarizes Enerplus' 2008 guidance as provided throughout this MD&A and includes the acquisition of Focus at the closing date of
February 13, 2008. We do not attempt to forecast commodity prices and, as a result, we do not forecast future cash flow or cash distributions. Readers are encouraged to apply their own price expectations to the following factors to arrive at an expected cash distribution.

     <<
     Summary of 2008 Expectations    Target           Comments
     -------------------------------------------------------------------------
     Average annual production       98,000 BOE/day   Does not include any
                                                      further potential
                                                      acquisitions/divestments

     Exit rate December 2008         100,000 BOE/day  Assumes $580 million
      production                                      development capital
                                                      spending

     2008 production mix             60% gas,
                                     40% liquids

     Average royalty rate            19%              Percentage of gross
                                                      unhedged sales

     Operating costs                 $8.65/BOE

     G&A costs                       $2.20/BOE        Includes non-cash
                                                      charges of $0.20/BOE
                                                      (unit rights incentive
                                                      plan)

     U.S. income and                                  Applied to net cash flow
      withholding tax - cash costs   20%                 generated by U.S.
                                                      operations and assumes
                                                      repatriation of the
                                                      funds to Canada after
                                                      U.S. development capital
                                                      spending

     Average interest cost           4.5%             Based on current fixed
                                                      rates and forward market

     Payout ratio                    60% - 90%

     Development capital spending    $580 million
     -------------------------------------------------------------------------
     >>

     We expect our 2008 development capital spending to be $580 million, which is 50% higher than our 2007 spending. We plan to continue to withhold a portion of our cash flow to finance this capital program and we expect the payout ratio to be within our 60-90% guidance range. We believe it is important to maintain a conservative balance sheet as a defense against commodity price changes and to be positioned to capture acquisition opportunities.
     We will continue to focus on low-risk development opportunities and review our risk management strategies in response to changing prices and the economics of our acquisition and development projects.
     For 2008, we estimate that 95% of cash distributions will be taxable and
5% will be a tax-deferred return of capital for our Canadian unitholders. For our U.S. unitholders, we estimate that 90% of cash distribution will be taxable and 10% will be a tax-deferred return of capital.

     DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL
     REPORTING

     Under the supervision of our Chief Executive Officer and Chief Financial
Officer we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and concluded that our disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     ADDITIONAL INFORMATION

     Additional information relating to Enerplus Resources Fund, including our
Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

     <<
     CONSOLIDATED BALANCE SHEETS

     As at December 31 (CDN$ thousands)                     2007         2006
     -------------------------------------------------------------------------
     Assets
     Current assets
       Cash                                          $     1,702  $       124
       Accounts receivable                               145,602      175,454
       Deferred financial assets (Notes 2 and 3)          10,157       23,612
       Future income taxes (Note 11)                      10,807            -
       Other current                                       6,373        6,715
     -------------------------------------------------------------------------
                                                         174,641      205,905
     Property, plant and equipment (Note 4)            3,872,818    3,726,097
     Goodwill (Note 1(f))                                195,112      221,578
     Other assets (Note 12)                               60,559       50,224
     -------------------------------------------------------------------------

                                                     $ 4,303,130  $ 4,203,804
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities
     Current liabilities
       Accounts payable                              $   269,375  $   284,286
       Distributions payable to unitholders               54,522       51,723
       Deferred financial credits (Notes 2 and 3)         52,488            -
     -------------------------------------------------------------------------
                                                         376,385      336,009
     -------------------------------------------------------------------------
     Long-term debt (Note 7)                             726,677      679,774
     Deferred financial credits (Notes 2 and 3)           90,090            -
     Future income taxes (Note 11)                       304,259      331,340
     Asset retirement obligations (Note 5)               165,719      123,619
     -------------------------------------------------------------------------
                                                       1,286,745    1,134,733
     -------------------------------------------------------------------------
     Equity
     Unitholders' capital (Note 10)
       Trust Units
       Authorized:                Unlimited
       Issued and Outstanding:    2007 - 129,813,445
                                  2006 - 123,150,820   4,032,680    3,713,126

     Accumulated deficit                              (1,283,953)    (971,085)
     Accumulated other comprehensive income
      (Notes 1(j) and 2)                                (108,727)      (8,979)
     -------------------------------------------------------------------------
                                                      (1,392,680)    (980,064)
                                                       2,640,000    2,733,062
     -------------------------------------------------------------------------

                                                     $ 4,303,130  $ 4,203,804
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT

     For the year ended December 31 (CDN$ thousands)        2007         2006
     -------------------------------------------------------------------------

     Accumulated income, beginning of year           $ 1,952,960  $ 1,408,178
     Adjustment for adoption of financial
      instruments standards (Note 2)                      (5,724)           -
     -------------------------------------------------------------------------
     Revised Accumulated income, beginning of year     1,947,236    1,408,178
     Net income                                          339,691      544,782
     -------------------------------------------------------------------------
     Accumulated income, end of year                 $ 2,286,927  $ 1,952,960

     Accumulated cash distributions,
      beginning of year                              $(2,924,045) $(2,309,705)
     Cash distributions                                 (646,835)    (614,340)
     -------------------------------------------------------------------------
     Accumulated cash distributions, end of year     $(3,570,880) $(2,924,045)

     -------------------------------------------------------------------------
     Accumulated deficit, end of year                $(1,283,953) $  (971,085)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

     For the year ended December 31 (CDN$ thousands)        2007         2006
     -------------------------------------------------------------------------

     Balance, beginning of year                      $    (8,979) $   (15,568)
       Transition adjustments (Note 2):
         Cash flow hedges                                    660            -
         Available for sale marketable securities         14,252            -
     Other comprehensive (loss)/income                  (114,660)       6,589
     -------------------------------------------------------------------------
     Balance, end of year                            $  (108,727) $    (8,979)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENTS OF INCOME

     For the year ended December 31
     (CDN$ thousands except per trust unit amounts)         2007         2006
     -------------------------------------------------------------------------
     Revenues
       Oil and gas sales                             $ 1,539,153  $ 1,595,324
       Royalties                                        (285,148)    (296,554)
       Commodity derivative instruments (Notes 3
        and 12)                                          (52,841)      (3,226)
       Other income (Note 12)                             14,991        2,465
     -------------------------------------------------------------------------
                                                       1,216,155    1,298,009
     -------------------------------------------------------------------------
     Expenses
       Operating                                         274,150      251,239
       General and administrative (Note 10(b))            67,921       59,937
       Transportation                                     22,098       22,611
       Interest (Note 8)                                  33,627       32,168
       Foreign exchange (Note 9)                          (7,071)        (528)
       Depletion, depreciation, amortization
        and accretion                                    463,718      481,598
     -------------------------------------------------------------------------
                                                         854,443      847,025
     -------------------------------------------------------------------------
     Income before taxes                                 361,712      450,984
     Current taxes                                        23,011       18,236
     Future income tax recovery (Note 11)                   (990)    (112,034)
     -------------------------------------------------------------------------
     Net Income                                      $   339,691  $   544,782
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net income per trust unit
       Basic                                         $      2.66  $      4.48
       Diluted                                       $      2.66  $      4.47
     -------------------------------------------------------------------------
     Weighted average number of trust units
      outstanding (thousands)
       Basic                                             127,691      121,588
       Diluted                                           127,752      121,858
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

     For the year ended December 31 (CDN$ thousands)        2007         2006
     -------------------------------------------------------------------------

     Net income                                      $   339,691  $   544,782
     -------------------------------------------------------------------------

     Other comprehensive (loss)/income, net of tax:
       Unrealized gain on marketable securities              629            -
       Realized gains on marketable securities
        included in net income                           (11,302)           -
       Gains and losses on derivatives designated as
        hedges in prior periods included in net income      (733)           -
     Change in cumulative translation adjustment        (103,254)       6,589
     -------------------------------------------------------------------------
     Other comprehensive (loss)/income                  (114,660)       6,589

     -------------------------------------------------------------------------
     Comprehensive income (Note 2)                   $   225,031  $   551,371
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENTS OF CASH FLOWS

     For the year ended December 31 (CDN$ thousands)        2007         2006
     -------------------------------------------------------------------------
     Operating Activities
     Net income                                      $   339,691  $   544,782
     Non-cash items add/(deduct):
       Depletion, depreciation, amortization and
        accretion                                        463,718      481,598
       Change in fair value of derivative
        instruments (Note 3)                              91,852      (31,106)
       Unit based compensation (Note 10(b))                8,435        6,323
       Foreign exchange on translation of senior
        notes (Note 9)                                   (41,182)         (32)
       Future income tax (Note 11)                          (990)    (112,034)
       Amortization of senior notes premium                 (631)           -
       Reclassification adjustments from AOCI to
        net income                                          (733)           -
       Other                                                (132)           -
     Gain on sale of marketable securities (Note 12)     (14,055)           -
     Asset retirement obligations settled (Note 5)       (16,280)     (11,514)
     -------------------------------------------------------------------------
                                                         829,693      878,017
     Decrease/(Increase) in non-cash operating
      working capital                                     38,855      (14,321)
     -------------------------------------------------------------------------
     Cash flow from operating activities                 868,548      863,696
     -------------------------------------------------------------------------

     Financing Activities
     Issue of trust units, net of issue costs (Note 10)  256,369      296,189
     Cash distributions to unitholders                  (646,835)    (614,340)
     Increase in bank credit facilities (Note 7)         148,827       19,888
     Decrease in non-cash financing working capital        2,799        2,356
     -------------------------------------------------------------------------
     Cash flow from financing activities                (238,840)    (295,907)
     -------------------------------------------------------------------------

     Investing Activities
     Capital expenditures                               (393,655)    (496,201)
     Property acquisitions (Note 6)                     (226,480)     (51,313)
     Property dispositions                                 2,947        1,599
     Proceeds on sale of marketable securities            16,467            -
     Purchase of investments                              (2,927)     (29,172)
     Increase in non-cash investing working capital      (21,046)      (3,535)
     -------------------------------------------------------------------------
     Cash flow from investing activities                (624,694)    (578,622)
     -------------------------------------------------------------------------

     Effect of exchange rate changes on cash              (3,436)         864
     -------------------------------------------------------------------------
     Change in cash                                        1,578       (9,969)
     Cash, beginning of year                                 124       10,093
     -------------------------------------------------------------------------
     Cash, end of year                               $     1,702  $       124
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplementary Cash Flow Information
     Cash income taxes paid                          $    17,431  $    14,060
     Cash interest paid                              $    42,861  $    34,924

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The management of Enerplus Resources Fund ("Enerplus" or the "Fund")
     prepares the consolidated financial statements in accordance with
     Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated. In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

     The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

     (a) Organization and Basis of Accounting

     The Fund is an open-end investment trust created under the laws of the
     Province of Alberta operating pursuant to the Amended and Restated Trust
     Indenture between EnerMark Inc. (the Fund's wholly-owned subsidiary),
     Enerplus Resources Corporation ("ERC") and CIBC Mellon Trust Company as
     Trustee. The beneficiaries of the Fund (the "unitholders") are holders of the trust units issued by the Fund. As a trust under the Income Tax Act
     (Canada), Enerplus is limited to holding and administering permitted investments and making distributions to the unitholders.

     The Fund's financial statements include the accounts of the Fund and its subsidiaries on a consolidated basis. All inter-entity transactions have been eliminated. Many of the Fund's production activities are conducted through joint ventures and the financial statements reflect only the
     Fund's proportionate interest in such activities.

     (b) Revenue Recognition

     Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Fund to its customers based on volumes delivered and contractual delivery points and price. A portion of the properties acquired through the March 5, 2003 acquisition of PCC Energy Inc. and PCC Energy Corp. are subject to a royalty arrangement with a private company that is structured as a net profits interest. The results from operations included in the Fund's consolidated financial statements for these properties are reduced for this net profits interest.

     (c) Property, Plant and Equipment ("PP&E")

     The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized on a country by country cost centre basis. Such costs include land acquisition, geological, geophysical, drilling costs for productive and non-productive wells, facilities and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings.
     Proceeds from the sale of petroleum and natural gas properties are applied against the capitalized costs. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more. Net costs related to operating and administrative activities during the development of large capital projects are capitalized until commercial production has commenced.

     (d) Impairment Test

     A limit is placed on the aggregate carrying value of PP&E (the
     "impairment test"). The Fund performs an impairment test on a country by country basis. An impairment loss exists when the carrying amount of the country's PP&E exceeds the estimated undiscounted future net cash flows associated with the country's proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the country's proved and probable reserves are charged to income. Net costs related to projects in the pre-commercial phase of development are excluded from the country by country impairment test and are tested for impairment separately.

     (e) Depletion and Depreciation

     The provision for depletion and depreciation of oil and natural gas assets is calculated on a country by country basis using the unit-of-
     production method, based on the country's share of estimated proved reserves before royalties. Reserves and production are converted to equivalent units on the basis of 6 Mcf (equal sign) 1 bbl, reflecting the approximate relative energy content.

     (f) Goodwill

     The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair values of the Canadian and U.S. reporting units are compared to their respective book values. If the fair value is less than the book value, a second test is performed to determine the amount of impairment.
     The amount of impairment is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities as if they had been acquired in a business combination for a purchase price equal to their fair value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

     Changes in goodwill during 2007 represent the effects of foreign exchange recorded in our U.S. subsidiary.

     (g) Asset Retirement Obligations

     The Fund recognizes as a liability the estimated fair value of the future retirement obligations associated with PP&E. The fair value is capitalized and amortized over the same period as the underlying asset.
     The Fund estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

     (h) Income Taxes

     The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable only on Canadian income that is not distributed or distributable to the Fund's unitholders. In the Trust structure, payments made between the Canadian operating entities and the Fund, ultimately transfers both income and future income tax liability to the unitholders. The future income tax liability associated with Canadian assets recorded on the balance sheet is recovered over time through these payments. As the
     Canadian operating entities transfer all of their Canadian taxable income to the Fund, no provision for current Canadian income tax has been made by any Canadian operating entity.

     Effective January 1, 2011, the Fund will be subject to a 28.0% SIFT
     (specified investment flow-through entities) tax on Canadian income that has not been subject to a Canadian corporate income tax in the Canadian operating entities. Therefore, the future tax liability associated with
     Canadian assets recorded on the balance sheet as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes will be accrued for at that time to the extent that there is taxable income in the Trust or its underlying operating entities.

     The U.S. operating entity is subject to U.S. income taxes on its taxable income determined under U.S. income tax rules and regulations.
     Repatriation of funds from U.S. operations will also be subject to applicable withholding taxes as required under U.S. tax law. A provision has been setup to reflect these current U.S. income taxes.

     The Fund follows the liability method of accounting for income taxes.
     Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in these income tax rates on future income tax liabilities and assets is recognized in income during the period that the change occurs.

     (i) Financial Instruments

     Commencing on January 1, 2007 financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as loans and receivables along with financial liabilities classified as other liabilities are measured at amortized cost using the effective interest rate method. Financial assets classified as available-for-sale are measured at fair value with changes in fair value recognized in other comprehensive income ("OCI"). Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market or a readily determinable fair value are measured at cost.
     Transaction costs or fees attributable to the acquisition, issue, or disposal of a financial asset or liability are expensed immediately to net income.

     Derivative instruments are recorded on the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income.

     (j) Foreign Currency Translation

     The Fund's U.S. operations are self-sustaining. Assets and liabilities of these operations are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the cumulative translation adjustment ("CTA") which is part of accumulated other comprehensive income ("AOCI").

     Other monetary assets and liabilities, not related to the Fund's U.S.
     operations, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. The other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expenses are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

     (k) Unit Based Compensation

     The Fund uses the fair value method of accounting for the trust unit rights incentive plan. Under this method, the fair value of the rights is determined on the date in which fair value can reasonably be determined, generally being the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital.

     2.  CHANGES IN ACCOUNTING POLICIES

     Financial Instruments

     Effective January 1, 2007, the Fund adopted five new accounting standards that were issued by the CICA: Handbook Section 1530, Comprehensive
     Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial
     Instruments - Recognition and Measurement, Handbook Section 3861,
     Financial Instruments - Disclosure and Presentation and Handbook Section
     3865, Hedges. These standards were adopted retrospectively without restatement, with the exception of CTA amounts which have been reclassified to AOCI.

            Comprehensive Income

            CICA Handbook Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI").
            Comprehensive income represents changes in equity during a period arising from transactions and other events and circumstances with non-owner sources. OCI comprises revenues, expenses, gains and losses that are recognized in comprehensive income but excluded from net income. Examples of these gains and losses are unrealized gains and losses on marketable securities classified as available-
            for-sale along with unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations. The
            Consolidated Statements of Comprehensive Income include a
            calculation of comprehensive income, while the cumulative changes in OCI are included in the Statements of Accumulated Other
            Comprehensive Income (AOCI). CICA Handbook Section 3251
            establishes standards for the presentation of equity and changes in equity during the period.

            Financial Instruments - Recognition and Measurement

            CICA Handbook Section 3855 establishes the criteria for
            recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, all financial instruments are required to be measured at fair value on
            recognition except for certain related party transactions.
            Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-
            sale, held-to-maturity, loans and receivables, or other financial liabilities.

            Financial assets and financial liabilities classified as held-for-
            trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as loans and receivables along with financial liabilities classified as other liabilities are measured at amortized cost using the effective interest rate method. Financial assets classified as available-
            for-sale are measured at fair value with changes in fair value recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market are measured at cost. Transaction costs or fees
            attributable to the acquisition, issue, or disposal of a financial asset or liability are expensed immediately to net income.

            Derivative instruments are recorded on the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Embedded derivatives are included as of January 1, 2003. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives that are designated as effective cash flow hedges. Refer to the Hedges section for further detail.

            CICA Handbook Section 3861 establishes standards for the
            presentation and disclosure of financial instruments and non-
            financial derivatives.

            Hedges

            CICA Handbook Section 3865 specifies the criteria and method of accounting for each of the designated hedging strategies.

            When hedge accounting is discontinued for a cash flow hedge, the amounts previously recognized in AOCI are reclassified to net income over the remaining term of the hedged item.

            When hedge accounting is discontinued for a fair value hedge, the carrying value of the hedged item is no longer adjusted. Any difference between the carrying value and the face value or principal amount of the hedged item is amortized to net income over the remaining term of the original hedging relationship using the effective interest method.

     Impact upon Adoption of Sections 1530, 3251, 3855, 3861 and 3865

     As a result of the adoption of these standards on January 1, 2007 the
     Fund elected to stop designating its interest rate and electricity swaps as cash flow hedges and recorded these items on the consolidated balance sheet at their fair values with the offset recorded to opening accumulated other comprehensive income. In addition, the Fund elected to stop designating its cross currency and interest rate swap ("CCIRS") as a fair value hedge and recorded the CCIRS on the consolidated balance sheet at fair value with the offset recorded to opening accumulated deficit. In conjunction, the underlying US$175,000,000 senior unsecured notes were recorded at fair value with the offset recorded to opening accumulated deficit.

     The Fund's investments in marketable securities have been classified as available-for-sale and therefore those that have a quoted price in an active market were recorded on the consolidated balance sheet at fair value with the offset recorded to opening AOCI.

     Deferred charges of $1,523,000 associated with issuance of the senior unsecured notes were recorded to the opening accumulated deficit.

     Amounts previously recorded in the cumulative translation adjustment were reclassified into opening AOCI. Our prior year comparative statements have been restated to reflect this change.

     The Fund has recorded the following transition adjustments as of
     January 1, 2007 in the Consolidated Financial Statements: (a) an increase of $1,494,000 to deferred financial assets to record the electricity swaps at fair value; (b) an increase to other current assets of
     $14,493,000 to record publicly traded marketable securities at fair value; (c) an increase of $1,708,000 to other assets, consisting of
     $3,231,000 to record publicly traded marketable securities at fair value less $1,523,000 to write-off the deferred charges associated with the issuance of the senior unsecured notes; (d) an increase of $65,675,000 to deferred financial credits to record the CCIRS and interest rates swaps at fair value; (e) a decrease to long-term debt of $60,111,000 to record the US$175,000,000 senior unsecured note at fair value; (f) an increase to future income taxes of $ 2,943,000 to reflect the tax impact of the adoption entries; (g) an increase of $5,724,000, net of taxes, to the opening accumulated deficit; (h) recognition in AOCI of $14,912,000, net of taxes, related to the net gains on marketable securities classified as available-for-sale along with the fair value of the interest rate and power swaps formerly designated as cash flow hedges. In addition, the
     Fund reclassified to AOCI $8,979,000 of net unrealized foreign currency losses that were previously presented as a separate item in equity. These transition adjustments are summarized below.

     Impact of transition adjustment on selected consolidated balance sheets line items:

                                                        Transition adjustment
     Increase/decrease (CDN$ thousands)                 as at January 1, 2007
     -------------------------------------------------------------------------
     Deferred financial assets                                    $     1,494
     Other current assets                                              14,493
     Other assets                                                       1,708
     Deferred financial credits                                        65,675
     Long-term debt                                                   (60,111)
     Future income taxes                                                2,943
     Accumulated deficit                                               (5,724)
     Cumulative translation adjustment                                  8,979
     Accumulated other comprehensive income                             5,933
     -------------------------------------------------------------------------

     As a result of these changes, net income increased by $5,619,000
     ($7,943,000 before future income taxes of $2,324,000) for the year ended
     December 31, 2007. Both the basic and diluted net income per trust unit calculations for the year ended December 31, 2007 increased by $0.04.

     Recent Canadian Accounting Pronouncements

     CICA Section 3862 - Financial Instruments - Disclosures

     This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

     This standard is effective for reporting periods beginning after
     January 1, 2008 and will result in additional disclosures for our financial instruments.

     CICA Section 3863 - Financial Instruments - Presentation

     This standard establishes presentation guidelines for financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

     This standard is effective for reporting periods beginning after
     January 1, 2008 and should have a minimal impact on our reporting.

     CICA Section 1535 - Capital Disclosures

     This section details disclosures that must be made regarding an entity's capital and how it is managed. The standard requires qualitative information about an entity's objectives, policies and processes for managing capital and quantitative data about what the entity regards as capital. It requires disclosure of compliance with any capital requirements and consequences of any non-compliance.

     This standard is effective for reporting periods beginning after
     January 1, 2008 and will result in additional disclosures around managing capital.

     3.  DEFERRED FINANCIAL ASSETS AND DEFERRED FINANCIAL CREDITS

     The deferred financial assets and credits result from recording our derivative financial instruments at fair value. At December 31, 2007 a current deferred financial asset of $10,157,000, a current deferred financial credit of $52,488,000 and a long-term deferred financial credit of $90,090,000 are recorded on the consolidated balance sheet.

     The deferred financial credit relating to crude oil instruments of
     $52,488,000 at December 31, 2007 consists of the fair value of the financial instruments, representing a loss position of $44,749,000, plus the related deferred premiums of $7,739,000. The deferred financial asset relating to natural gas instruments of $9,707,000 at December 31, 2007 consists of the fair value of the financial instruments of $10,628,000 less the related deferred premiums of $921,000.

                                              Cross
                                           Currency      Foreign
                              Interest     Interest     Exchange  Electricity
     ($ thousands)          Rate Swaps   Rate Swaps        Swaps        Swaps
     -------------------------------------------------------------------------
     Deferred financial
      assets/(credits) as
      at December 31,
      2006                 $         -  $         -  $         -  $         -
     Adoption of financial
      instruments standards
      (Note 2)                    (673)     (65,002)           -        1,494
     Change in fair value
      asset/(credits)
      (Note 12)                  447(1)  (24,437)(2)     (425)(3)   (1,044)(4)
     -------------------------------------------------------------------------
     Deferred financial
      assets/(credits) as
      at December 31,
      2007                 $      (226) $   (89,439) $      (425) $       450
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Balance sheet
      classification:
     Current asset/
      (credit)             $         -  $         -  $         -  $       450
     Long-term asset/
      (credit)             $      (226) $   (89,439) $      (425) $         -
     -------------------------------------------------------------------------

                                      Commodity
                                      Derivative
                                     Instruments

     ($ thousands)                 Oil          Gas        Total
     -------------------------------------------------------------
     Deferred financial
      assets/(credits) as
      at December 31,
      2006                 $    10,922  $    12,690  $    23,612
     Adoption of financial
      instruments standards
      (Note 2)                       -            -      (64,181)
     Change in fair value
      asset/(credits)
      (Note 12)             (63,410)(5)   (2,983)(5)     (91,852)
     -------------------------------------------------------------
     Deferred financial
      assets/(credits) as
      at December 31,
      2007                 $   (52,488) $     9,707  $  (132,421)
     -------------------------------------------------------------
     -------------------------------------------------------------

     Balance sheet
      classification:
     Current asset/
      (credit)             $   (52,488) $     9,707  $   (42,331)
     Long-term asset/
      (credit)             $         -  $         -  $   (90,090)
     -------------------------------------------------------------
     (1) Recorded in interest expense.
     (2) Recorded in foreign exchange expense (loss of $31,777) and interest expense (gain of $7,340).
     (3) Recorded in foreign exchange expense.
     (4) Recorded in operating expense.
     (5) Recorded in commodity derivative instruments (see below).

     The following table summarizes the income statement effects of commodity derivative instruments:

     ($ thousands)                                          2007         2006
     -------------------------------------------------------------------------
     Change in fair value loss/(gain)                $    66,393  $   (80,980)
     Amortization of deferred financial assets                 -       49,874
     Realized cash (gains)/losses, net                   (13,552)      34,332
     -------------------------------------------------------------------------
     Commodity derivative instruments loss           $    52,841  $     3,226
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     4.  PROPERTY, PLANT AND EQUIPMENT

     ($ thousands)                                          2007         2006
     -------------------------------------------------------------------------
     Property, plant and equipment                   $ 6,429,241  $ 5,855,511
     Accumulated depletion, depreciation and
      accretion                                       (2,556,423)  (2,129,414)
     -------------------------------------------------------------------------
     Net property, plant and equipment               $ 3,872,818  $ 3,726,097
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Capitalized development general and administrative ("G&A") expenses of
     $17,185,000 (2006 - $14,111,000) are included in PP&E. The depletion and depreciation calculation includes future capital costs of $521,650,000
     (2006 - $472,567,000) as indicated in our reserve reports. Excluded from
     PP&E for the depletion and depreciation calculation is $321,801,000 (2006
     - $81,183,000) related to the Joslyn development project and the Kirby
     Oil Sands project, both of which have not yet commenced commercial production.

     An impairment test calculation was performed on a country by country basis on the PP&E values at December 31, 2007 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Fund's PP&E.

     The following table outlines benchmark prices and the exchange rate used in the impairment tests for both Canadian and U.S. cost centres at
     December 31, 2007:

                                                                  Natural Gas
                             WTI Crude     Exchange    Edm Light  30 day spot
                                 Oil(1)        Rate      Crude(1) (at) AECO(1)
     Year                      US$/bbl     US$/CDN$     CDN$/bbl     CDN$/Mcf
     -------------------------------------------------------------------------
     2008                  $     89.61  $      1.00  $     88.17  $      6.51
     2009                        86.01         1.00        84.54         7.22
     2010                        84.65         1.00        83.16         7.69
     2011                        82.77         1.00        81.26         7.70
     2012                        82.26         1.00        80.73         7.61
     Thereafter                     (x)        1.00           (x)          (x)
     -------------------------------------------------------------------------
     (1) Actual prices used in the impairment test were adjusted for commodity price differentials specific to the Fund.
     (x) Escalation varies after 2012.

     5.  ASSET RETIREMENT OBLIGATIONS

     Total future asset retirement obligations were estimated by management based on the Fund's net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Fund has estimated the net present value of its total asset retirement obligations to be $165,719,000 at December 31, 2007 compared to
     $123,619,000 at December 31, 2006 based on a total undiscounted liability of $542,781,000 and $436,663,000 respectively. These payments are expected to be made over the next 66 years with the majority of costs incurred between 2038 and 2047. To calculate the present value of the asset retirement obligations for 2007 the Fund used a weighted credit-
     adjusted rate of approximately 6.1% and an inflation rate of 2.0%, (2006
     - 6.3% and 2.0%). Settlements during the year approximated our estimates and as a result, no gains or losses were recognized.

     Following is a reconciliation of the asset retirement obligations:

     ($ thousands)                                          2007         2006
     -------------------------------------------------------------------------
     Asset retirement obligations, beginning of year $   123,619  $   110,606
     Changes in estimates                                 46,000       12,757
     Acquisition and development activity                  6,441        5,574
     Dispositions                                           (756)         (45)
     Asset retirement obligations settled                (16,280)     (11,514)
     Accretion expense                                     6,695        6,241
     -------------------------------------------------------------------------
     Asset retirement obligations, end of year       $   165,719  $   123,619
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     6.  PROPERTY ACQUISITIONS

     Kirby Oil Sands Partnership

     On April 10, 2007 the Fund acquired a 90% interest in Kirby for total consideration of $182,800,000, consisting of $128,050,000 in cash and the issuance of 1,104,945 trust units at a price of $49.55 per unit
     ($54,750,000 of equity). On June 22, 2007, the Fund acquired the remaining 10% interest in Kirby for cash consideration of $20,276,000.
     The acquisition of Kirby has been accounted for as an asset acquisition pursuant to the guidance in the Emerging Issues Committee Abstract 124.

     7.  LONG-TERM DEBT

     ($ thousands)                                          2007         2006
     -------------------------------------------------------------------------
     Bank credit facilities(a)                       $   497,347  $   348,520
     Senior notes(b)
       US$175 million (issued June 19, 2002)             175,973      268,328
       US$54 million (issued October 1, 2003)             53,357       62,926
     -------------------------------------------------------------------------
     Total long-term debt                            $   726,677  $   679,774
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (a) Unsecured Bank Credit Facility

     Enerplus currently has a $1.4 billion unsecured covenant based three year term facility ($1.0 billion at December 31, 2007). The facility is extendible each year with a bullet payment required at the end of the three year term. In the first quarter of 2008 the bank credit facility size was increased in conjunction with the acquisition of Focus Energy
     Trust ("Focus") (see Note 15). At December 31, 2007 Enerplus had
     available credit of $502,653,000 based on a facility size of $1.0 billion at that time. In conjunction with the Focus acquisition, Enerplus acquired approximately $340 million in Focus debt. Various borrowing options are available under the facility including prime rate based advances and bankers' acceptance loans. This facility carries floating interest rates that are expected to range between 55.0 and 110.0 basis points over bankers' acceptance rates, depending on Enerplus' ratio of senior debt to earnings before interest, taxes and non-cash items. The effective interest rate on the facility for the year ended December 31,
     2007 was 5.1% (2006 - 4.8%).

     (b) Senior Unsecured Notes

     On June 19, 2002 Enerplus issued US$175,000,000 senior unsecured notes that mature June 19, 2014. The notes have a coupon rate of 6.62% priced at par, with interest paid semi-annually on June 19 and December 19 of each year. Principal payments are required in five equal installments beginning June 19, 2010 and ending June 19, 2014. Concurrent with the issuance of the notes on June 19, 2002, the Fund entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%.

     On October 1, 2003 when the CDN/US exchange rate was 1.35 Enerplus issued
     US$54,000,000 senior unsecured notes that mature October 1, 2015. The notes have a coupon rate of 5.46% priced at par with interest paid semi-
     annually on April 1 and October 1 of each year. Principal payments are required in five equal installments beginning October 1, 2011 and ending
     October 1, 2015. The notes are translated into Canadian dollars using the period end foreign exchange rate.

     During September 2007 Enerplus entered into foreign exchange swaps that effectively fix the five principal payments on the US$54,000,000 senior unsecured notes at a CAD/US exchange rate of 1.02.

     On January 1, 2007 in conjunction with the adoption of CICA Sections 3855 and 3865, the Fund elected to stop designating the CCIRS as a fair value hedge on the US$175,000,000 senior notes. As a result, the Fund recorded the senior notes at their fair value of US$178,681,000 (CDN $208,217,000)
     with the offset to opening accumulated deficit. In addition, the Fund recorded a liability of $65,002,000 with the offset to opening accumulated deficit, which represented the fair value of the CCIRS. The premium amount of US$3,681,000, representing the difference between the
     January 1, 2007 fair value and the face amount of the senior notes, will be amortized to net income over the remaining term of the notes using the effective interest method. The effective interest rate over the remaining term of the senior notes is 6.16%. The senior notes are carried at amortized cost and are translated into Canadian dollars using the period end foreign exchange rate. At December 31, 2007 the amortized cost of the
     US$175,000,000 senior notes was US$178,093,000

     The bank credit facility and the senior notes (the "Combined Facilities")
     are the legal obligation of EnerMark Inc. and are guaranteed by its subsidiaries. Payments with respect to the Combined Facilities have priority over payments to the Fund and over claims of and future distributions to the unitholders. However, unitholders have no direct liability beyond their equity investment should cash flow be insufficient to repay the Combined Facilities.

     8.  INTEREST EXPENSE

     ($ thousands)                                          2007         2006
     -------------------------------------------------------------------------
     Realized
       Interest on long-term debt                    $    41,934  $    32,168
     Unrealized
       Gain on cross currency interest rate swap          (7,340)           -
       Gain on interest rate swaps                          (447)           -
       Amortization of the premium on senior
        unsecured notes                                     (631)           -
       Other                                                 111            -
     -------------------------------------------------------------------------
     Interest Expense                                $    33,627  $    32,168
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     9.  FOREIGN EXCHANGE

     ($ thousands)                                          2007         2006
     -------------------------------------------------------------------------
     Unrealized foreign exchange gain on translation
      of U.S. dollar denominated senior notes        $   (41,182) $       (32)
     Unrealized foreign exchange loss on cross
      currency interest rate swap                         31,777            -
     Unrealized foreign exchange loss on foreign
      exchange swaps                                         425            -
     Realized foreign exchange loss/(gain)                 1,909         (496)
     -------------------------------------------------------------------------
     Foreign exchange gain                           $    (7,071) $      (528)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The US$54,000,000 and US$175,000,000 senior unsecured notes are exposed to foreign currency fluctuations and are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in the determination of net income for the period.

     10. FUND CAPITAL

     (a) Unitholders' Capital

     Trust Units

     Authorized: Unlimited number of trust units

     (thousands)                      2007                      2006
     Issued:                     Units       Amount        Units       Amount
     -------------------------------------------------------------------------
     Balance before
      Contributed Surplus,
      beginning of year        123,151  $ 3,706,821      117,539  $ 3,407,567
     Issued for cash:
       Pursuant to public
        offerings                4,250      199,558        4,370      240,287
       Pursuant to rights
        incentive plan             205        6,758          640       22,974
     Trust unit rights
      incentive plan
      (non-cash) - exercised         -        2,288            -        3,065
     DRIP(x), net of
      redemptions                1,102       50,053          602       32,928
     Issued for acquisition
      of corporate and
      property interests
      (non-cash)                 1,105       54,750            -           -
     -------------------------------------------------------------------------
                               129,813    4,020,228      123,151   3,706,821
     Contributed Surplus
      (Trust Unit Rights
      Incentive Plan)                -       12,452            -       6,305
     -------------------------------------------------------------------------
     Balance, end of year      129,813  $ 4,032,680      123,151 $ 3,713,126
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Distribution Reinvestment and Unit Purchase Plan

     Contributed surplus ($ thousands)                      2007         2006
     -------------------------------------------------------------------------
     Balance, beginning of year                      $     6,305  $     3,047
     Trust unit rights incentive plan (non-cash) -
      exercised                                           (2,288)      (3,065)
     Trust unit rights incentive plan (non-cash) -
      expensed                                             8,435        6,323
     -------------------------------------------------------------------------
     Balance, end of year                            $    12,452  $     6,305
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     On April 10, 2007 the Fund closed an equity offering of 4,250,000 trust units at a price of $49.55 per unit for gross proceeds of $210,588,000
     ($199,558,000 net of issuance costs). These trust units were eligible for the April 20, 2007 cash distribution paid to unitholders of record at the close of business on April 10, 2007.

     In conjunction with the acquisition of Kirby on April 10, 2007, the Fund issued 1,105,000 trust units at a price of $49.55 per unit for gross proceeds of $54,750,000.

     On March 20, 2006 the Fund closed an equity offering of 4,370,000 units at a price of $58.00 per unit for gross proceeds of $253,460,000
     ($240,287,000 net of issuance costs).

     Pursuant to the monthly Distribution Reinvestment and Unit Purchase Plan
     ("DRIP"), Canadian unitholders are entitled to reinvest cash distributions in additional trust units of the Fund. Trust units are issued at 95% of the weighted average market price on the Toronto Stock
     Exchange for the 20 trading days preceding a distribution payment date without service charges or brokerage fees. Eligible unitholders are also entitled to make optional cash payments to acquire additional trust units; however, the 5% discount does not apply.

     Trust units are redeemable by unitholders at approximately 85% of the current market price. Redemptions are limited to $500,000 during any rolling two calendar months. Redemption requests in excess of $500,000 can be paid using investments of the Fund or a non-interest bearing instrument.

     (b) Trust Unit Rights Incentive Plan

     As at December 31, 2007 a total of 3,404,000 rights issued pursuant to the Trust Unit Rights Incentive Plan ("Rights Incentive Plan") were outstanding at an average exercise price of $47.59. This represents 2.6%
     of the total trust units outstanding of which 1,635,000 rights, with an average exercise price of $44.84, were exercisable. Under the Rights
     Incentive Plan, distributions per trust unit to Enerplus unitholders in a calendar quarter which represent a return of more than 2.5% of the net
     PP&E of Enerplus at the end of such calendar quarter may result in a reduction in the exercise price of the rights. Results for the year ended
     December 31, 2007 reduced the exercise price of the outstanding rights by
     $2.05 per trust unit of which a $0.52 reduction is effective January 2008 and a $0.51 reduction is effective April 2008. Plan members have the choice to exercise rights using the original exercise price or a reduced strike price. In certain circumstances, it may be more advantageous to use the original exercise price as it could effectively lower the plan member's tax rate on the transaction.

     The Fund uses a binomial lattice option-pricing model to calculate the estimated fair value of rights granted under the plan. The following assumptions were used to arrive at the estimate of fair value:

                                                            2007         2006
     -------------------------------------------------------------------------
     Dividend yield                                        10.37%        9.26%
     Volatility                                            26.35%       25.61%
     Risk-free interest rate                                4.41%        4.13%
     Forfeiture rate                                        6.20%        2.80%
     Right's exercise price reduction                      $1.75        $1.61
     -------------------------------------------------------------------------

     The fair value of the rights granted under the plan during 2007 ranged between 9% and 12% (2006 - 12% and 14% of the underlying market price of a trust unit on the grant date.

     During the year the Fund expensed $8,435,000 or $0.07 per unit (2006 -
     $6,323,000 or $0.05 per unit) of unit based compensation expense using the fair value method. The remaining future fair value of the rights of
     $6,195,000 at December 31, 2007 (2006 - $10,113,000) will be recognized in earnings over the vesting period of the rights. Activity for the rights issued pursuant to the Rights Incentive Plan is as follows:

                                      2007                      2006
     -------------------------------------------------------------------------
                                           Weighted                  Weighted
                             Number of      Average    Number of      Average
                                Rights     Exercise       Rights     Exercise
                                (000's)     Price(1)      (000's)     Price(1)
     -------------------------------------------------------------------------
     Trust unit rights
      outstanding
     Beginning of year           3,079  $     48.53        2,621  $     42.80
       Granted                     816        48.71        1,473        54.49
       Exercised                  (205)       32.90         (640)       35.94
       Cancelled                  (286)       50.74         (375)       46.35
     -------------------------------------------------------------------------
     End of year                 3,404        47.59        3,079        48.53
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Rights exercisable
      at the end of the
      year                       1,635  $     44.84          809  $     39.81
     -------------------------------------------------------------------------
     (1) Exercise price reflects grant prices less reduction in strike price discussed above.

     The following table summarizes information with respect to outstanding rights as at December 31, 2007. Rights vest between one and three years and expire between four and six years.

             Rights                 Exercise                           Rights
        Outstanding    Original  Price after                      Exercisable
     at December 31,   Exercise        Price     Expiry Date   at December 31,
        2007 (000's)      Price   Reductions     December 31      2007 (000's)
     -------------------------------------------------------------------------
                 16     $ 26.09      $ 18.30            2008               16
                  4       27.70        20.11     2008 - 2009                4
                  8       33.00        25.72     2008 - 2009                8
                  7       36.00        29.10     2008 - 2009                7
                128       37.62        31.11     2008 - 2009              128
                  8       40.70        34.58     2008 - 2010                8
                 23       37.25        31.50     2008 - 2010               23
                 49       38.83        33.48     2008 - 2010               49
                341       40.80        35.80     2008 - 2010              341
                 68       45.55        40.87     2009 - 2011               45
                 72       44.86        40.53     2009 - 2011               46
                126       49.75        45.82     2009 - 2011               96
                532       56.93        53.41     2009 - 2011              364
                145       56.55        53.51     2010 - 2012               63
                402       54.21        51.67     2010 - 2012              156
                252       56.00        53.97     2010 - 2012              114
                443       52.90        51.38     2010 - 2012              167
                168       48.86        47.84     2011 - 2013                -
                444       50.25        49.74     2011 - 2013                -
                153       45.14        45.14     2011 - 2013                -
                 15       38.70        38.70     2011 - 2013                -
     -------------------------------------------------------------------------
              3,404     $ 50.32      $ 47.59                            1,635
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (c) Basic and Diluted per Trust Unit Calculations

     Net income per trust unit has been determined based on the following:

     (thousands)                                            2007         2006
     -------------------------------------------------------------------------
     Weighted average units                              127,691      121,588
     Dilutive impact of rights                                61          270
     -------------------------------------------------------------------------
     Diluted trust units                                 127,752      121,858
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     In 2007 we excluded 222,347 rights because their exercise price was greater than the annual average unit market price of $47.11. No rights were excluded in calculating the weighted average number of diluted units for the year ended December 31, 2006. During the last two years, outstanding rights were the only potential dilutive instrument.

     (d) Performance Trust Unit Plan

     In 2007 the Board of Directors, upon recommendation of the Compensation
     Committee, approved new Performance Trust Unit ("PTU") plans for executives and employees. These plans will result in employees and officers receiving cash compensation in relation to the value of a specified number of underlying notional trust units. The number of notional trust units awarded is variable to individuals and they vest at the end of three years.

     Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus notional accrued distributions. The value determined upon vesting of the PTU Plans is dependent upon the performance of the Fund compared to its peers over the three year period. The level of performance within the peer group then determines a performance multiplier.

     At December 31, 2007 there were 179,000 performance trust units outstanding.

     11. INCOME TAXES

     The Fund is an inter-vivos trust for income tax purposes. As such, the
     Fund's income that is not allocated to the Fund's unitholders is taxable.
     The Fund intends to allocate all income to unitholders.

     For 2007, the Fund had taxable income of $632,000,000 (2006 -
     $588,000,000) or $4.92 per trust unit (2006 - $4.81 per trust unit).
     Taxable income of the Fund is comprised of dividend, royalty, interest and partnership income, less deductions for Canadian oil and gas property expense ("COGPE") and trust unit issue costs.

     There were no dividend income and COGPE deductions for 2007. The amounts of COGPE and issue costs in the fund remaining as at December 31, 2007 are $466,700,000 and $30,289,000 respectively.

     Canadian Government's tax on income trusts

     On June 22, 2007 Bill C-52, which contained legislative provisions to implement the proposals to tax publicly traded income trusts in Canada became law. As a result, our second quarter future income tax provision included a future income tax expense of $78,110,000 related to this legislation. This non- cash expense related to temporary differences between the accounting and tax basis of the Fund's assets and liabilities at that time and had no immediate impact on cash flow.

     On December 14, 2007, Bill C-28, which contained legislative provisions to implement corporate income tax rate reductions announced in the
     October 30, 2007 fall economic statement, became law. The general corporate tax rate will decrease by 1.0% in 2008 from 20.5% to 19.5%.
     There are additional rate reductions scheduled until the target federal tax rate of 15.0% is reached as of January 1, 2012. These rate reductions will also apply to the SIFT tax on distributions from income trusts. The
     SIFT tax rate will fall by 3.5% from 31.5% to 28.0%. As a result, our year to date future income tax provision includes a future income tax recovery of $22,640,000 related to this legislation and other tax rate changes enacted earlier in the year.

     We are currently evaluating alternatives to determine the optimal structure for our unitholders. However, we see value in the remaining three- year tax exemption period through 2010 and will look to maintain our current structure during this period unless there are compelling reasons to change.

     The future income tax liability on the balance sheet arises as a result of the following temporary differences:

     ($ thousands)                         Canadian      Foreign   2007 Total
     -------------------------------------------------------------------------
     Excess of net book value of
      property, plant and equipment
      over the underlying tax bases     $   176,962  $   194,393  $   371,355
     Asset retirement obligations           (41,669)           -      (41,669)
     Other                                   (2,825)     (33,409)     (36,234)
     -------------------------------------------------------------------------

     Net future income tax
      liability/(asset)                 $   132,468  $   160,984  $   293,452
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Current future income tax asset    $   (10,807) $         -  $   (10,807)
     Long-term future income tax
      liability                         $   143,275  $   160,984  $   304,259
     -------------------------------------------------------------------------

     ($ thousands)                         Canadian      Foreign   2006 Total
     -------------------------------------------------------------------------
     Excess of net book value of
      property, plant and equipment
      over the underlying tax bases     $   179,770  $   183,081  $   362,851
     Asset retirement obligations           (37,667)           -      (37,667)
     Other                                    6,963         (807)       6,156
     -------------------------------------------------------------------------
     Future income taxes                $   149,066  $   182,274  $   331,340
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Current future income tax asset    $         -  $         -  $         -
     Long-term future income tax
      liability                         $   149,066  $   182,274  $   331,340
     -------------------------------------------------------------------------

     The provision for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

     ($ thousands)                                          2007         2006
     -------------------------------------------------------------------------
     Income before taxes                             $   361,712  $   450,984
     -------------------------------------------------------------------------
     Computed income tax expense at the enacted
      rate of 32.41% (34.88% for 2006)               $   117,231  $   157,303
     Increase (decrease) resulting from:
     Net income attributed to the Fund                  (162,016)    (197,694)
     Non-deductible crown royalties                            -       11,878
     Resource allowance                                        -      (11,998)
     Amended returns and pool balances                     5,150      (21,446)
     Change in tax rate                                  (22,640)     (35,500)
     SIFT Tax                                             78,110            -
     Other                                                 6,186        3,659
     -------------------------------------------------------------------------
                                                     $    22,021  $   (93,798)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Future income tax recovery                      $      (990) $  (112,034)
     Current tax                                     $    23,011  $    18,236
     -------------------------------------------------------------------------

     The breakdown of our current and future income tax balances between our
     Canadian and Foreign operations is as follows:

     For the year ended December 31, 2007
     ($ thousands)                         Canadian      Foreign        Total
     -------------------------------------------------------------------------
     Future income (recovery)/expense   $    (8,183) $     7,193  $      (990)
     Current income tax                           -       23,011       23,011
     -------------------------------------------------------------------------

     For the year ended December 31, 2006
     ($ thousands)                         Canadian      Foreign        Total
     -------------------------------------------------------------------------
     Future income expense              $  (113,643) $     1,609  $  (112,034)
     Current income tax                           -       18,236       18,236
 -------------------------------------------------------------------------

     12. FINANCIAL INSTRUMENTS

     (a) Fair Value of Financial Instruments

     As a result of the adoption of the new financial instrument and hedging accounting standards described in Note 2, certain financial instruments are now measured and reported on the balance sheet at fair value which were previously reported at amortized cost.

     The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we would use the closing price of the most recent transaction for that instrument. In the absence of an active market, we determine fair values based on prevailing market rates for instruments with similar characteristics. Fair values may also be determined based on internal and external valuation models, such as option pricing models and discounted cash flow analysis, that use observable market based inputs and assumptions.

     The Fund is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/US dollar exchange rate.
     The Fund manages this risk by entering into various derivative financial instruments.

     The Fund is exposed to credit risk due to the potential non-performance of counterparties to our financial instruments. The Fund mitigates this risk by having an established credit policy and controls designed to mitigate the risk of default or non-payment.

     The Fund has exposure to movements in interest rates. Changing interest rates can affect borrowing costs and the price on yield-based investments such as Enerplus trust units. The Fund monitors the interest rate forward market and has fixed the interest rate on a portion of our debt through our senior unsecured notes and interest rate swaps.

     (b) Carrying Value and Fair Value of Financial Instruments

     i. Cash

     Cash is classified as held-for-trading and is reported at fair value.

     ii. Accounts Receivable

     Accounts receivable are classified as loans and receivables which are reported at amortized cost. At December 31, 2007 the carrying value of accounts receivable approximated their fair value.

     iii. Marketable Securities

     Marketable securities with a quoted market price in an active market are classified as available-for-sale and are reported at fair value, with changes in fair value recorded in other comprehensive income. As at
     December 31, 2007 the Fund reported investments in marketable securities of publicly traded marketable securities at a fair value of $14,676,000.
     For the year ended December 31, 2007, the change in fair value of these investments represented a gain of $950,000 ($629,000 net of tax).

     Marketable securities without a quoted market price in an active market are reported at cost. As at December 31, 2007 the Fund reported investments in marketable securities of private companies at cost of
     $45,400,000.

     During the first quarter of 2007 the Fund disposed of certain marketable securities which resulted in a gain of $14,055,000 ($11,302,000 net of tax) being reclassified from accumulated other comprehensive income to net income. This gain is included in the other income balance of
     $14,991,000 on the Consolidated Statements of Income.

     As at December 31, 2007 total marketable securities of $60,076,000 are included in other assets or other assets on the Consolidated Balance
     Sheet. Realized gains and losses on marketable securities are included in other income.

     iv. Accounts Payable & Distributions Payable to Unitholders

     Accounts payable as well as distributions payable to unitholders are classified as other liabilities and are reported at amortized cost. At
     December 31, 2007 the carrying value of these accounts approximated their fair value.

     v. Long-term debt

     Bank Credit Facilities

     The bank credit facilities are classified as other liabilities and are reported at cost. At December 31, 2007 the carrying value of the bank credit facilities approximated their fair value.

     US$54 million senior notes

     The US$54,000,000 million senior notes, which are classified as other liabilities, are reported at their amortized cost of US$54,000,000 and are translated into Canadian dollars at the period end exchange rate. At
     December 31, 2007 the Canadian dollar amortized cost of the senior notes was approximately $53,357,000 and the fair value of these notes was
     $56,585,000.

     US$175 million senior notes

     The US$175,000,000 million senior notes, which are classified as other liabilities, are reported at amortized cost of US$178,093,000 and are translated to Canadian dollars at the period end exchange rate. At
     December 31, 2007 the Canadian dollar amortized cost of the senior notes was approximately $175,973,000 and the fair value of these notes was
     $185,591,000.

     vi. Derivative Financial Instruments

     Interest Rate Swaps

     The Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 4.10% to 4.61% before banking fees that are expected to range between 0.55% and 1.10%. These interest rate swaps mature between June 2011 and January 2012. The interest rate swaps are classified as held-for-trading and are reported at fair value. At
     December 31, 2007 the fair value of the interest rate swaps represented a liability of $226,000 and the change in fair value of these contracts represented an unrealized gain of $447,000.

     Cross Currency Interest Rate Swap (CCIRS)

     Concurrent with the issuance of the notes on June 19, 2002, the Fund entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional amount of CDN$268,328,000.
     Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%. The CCIRS is classified as held-for- trading and is reported at fair value. At
     December 31, 2007 the fair value of the CCIRS represented a liability of
     $89,439,000 and the change in fair value of the CCIRS represented an unrealized loss of $24,437,000.

     Foreign Exchange Swaps

     In September 2007 the Fund entered into foreign exchange swaps on
     US$54,000,000 of notional debt at an average CAD/US foreign exchange rate of 1.02. These foreign exchange swaps mature between October 2011 and
     October 2015 in conjunction with the principal repayments on the
     US$54,000,000 senior notes. The foreign exchange swaps are classified as held-for-trading and are reported at fair value. At December 31, 2007 the fair value of the interest rate swaps represented a liability of $425,000 and the change in fair value of these contracts represented an unrealized loss of $425,000.

     Electricity Instruments

     The Fund has entered into electricity swaps that fix the price of electricity. These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2007 the fair value of these contracts represented an asset of $450,000 and the change in fair value of these contracts represented an unrealized loss of $1,044,000.

     Unrealized gains or losses resulting from changes in fair value along with realized gains or losses on settlement of the electricity contracts are recognized as operating costs.

     The following table summarizes the Fund's electricity management positions at February 20, 2008.
                                                                        Price
     Term                                            Volumes MWh     CDN$/MWh
     -------------------------------------------------------------------------
     January 1, 2008 - September 30, 2008                    4.0  $     63.00
     January 1, 2008 - December 31, 2009                     4.0  $     74.50
     -------------------------------------------------------------------------

     The Fund did not enter into any new electricity contracts in the first quarter of 2008.

     Crude Oil Instruments

     Enerplus has entered into the following financial option contracts to reduce the impact of a downward movement in crude oil prices. These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2007 the fair value of these contracts represented a liability of $52,488,000 and the change in fair value of these contracts represented an unrealized loss of $63,410,000.

     The net premium cost of the crude oil instruments entered into as of
     December 31, 2007 is $7,739,000.

     The following table summarizes the Fund's crude oil risk management positions at February 20, 2008:

                                            WTI US$/bbl
                               -----------------------------------------------
                         Daily                                          Fixed
                       Volumes                                          Price
                      bbls/day  Sold Call  Purchased Put  Sold Put  and Swaps
     -------------------------------------------------------------------------
     Term
     January 1, 2008
      - June 30, 2008
       Put               1,500          -         $74.00         -          -
       Swap(1)           1,000          -              -         -     $92.61
       Swap(1)             500          -              -         -     $94.30
       Costless
        Collar(1)(3)       400     $79.00         $70.00         -          -
     January 1, 2008 -
      December 31, 2008
       Collar              750     $77.00         $67.00         -          -
       3-Way option      1,000     $84.00         $66.00    $50.00          -
       3-Way option      1,000     $84.00         $66.00    $52.00          -
       3-Way option      1,000     $86.00         $68.00    $52.00          -
       3-Way option      1,000     $87.50         $70.00    $52.00          -
       3-Way option      1,500     $90.00         $70.00    $60.00          -
       Put Spread(1)     1,500          -         $76.50    $58.00          -
       Swap                750          -              -         -     $72.94
       Swap                750          -              -         -     $74.00
       Swap                750          -              -         -     $73.80
       Swap                750          -              -         -     $73.35
       Swap(1)(3)          400          -              -         -     $78.53
     April 1, 2008 -
      December 31, 2008
       Put(2)              700          -         $86.10         -          -
     July 1, 2008 -
      December 31, 2008
       Put Spread(1)     1,500          -         $78.00    $58.00          -
       Swap(1)           1,500          -              -         -     $92.00
       Swap(1)(3)          400          -              -         -     $84.60
     January 1, 2009 -
      December 31, 2009
       Collar(2)           850    $100.00         $85.00         -          -
       3-Way option(1)   1,000     $85.00         $70.00    $57.50          -
       3-Way option(1)   1,000     $95.00         $79.00    $62.00          -
     -------------------------------------------------------------------------
     (1) Financial contracts entered into during the fourth quarter of 2007.
     (2) Financial contracts entered into subsequent to December 31, 2007.
     (3) Acquired through the acquisition of Focus.

     Natural Gas Instruments

     Enerplus has certain financial contracts outstanding as at February 20,
     2008 on its natural gas production that are detailed below.

     These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2007 the fair value of these contracts represented an asset of $9,707,000 and the change in fair value of these contracts represented an unrealized loss of $2,983,000.

     The net premium cost of the financial natural gas instruments entered into as of December 31, 2007 is $921,000.

     The following table summarizes the Fund's natural gas risk management positions at February 20, 2008:

                                                AECO CDN$/Mcf
                               -----------------------------------------------
                         Daily                                          Fixed
                       Volumes                                          Price
                      MMcf/day  Sold Call  Purchased Put  Sold Put  and Swaps
     -------------------------------------------------------------------------
     Term
     January 1, 2008 -
      January 31, 2008
       Call(1)             4.7     $ 9.13              -         -          -
     February 1, 2008 -
      February 29, 2008
       Call(1)             4.7     $ 9.58              -         -          -
     January 1, 2008 -
      March 31, 2008
       Collar              2.4     $ 9.95          $8.00         -          -
       Collar              2.4     $10.15          $8.00         -          -
       Collar(1)(3)       14.2     $ 9.50          $8.70         -          -
       3-Way option        4.7     $10.50          $8.20     $5.70          -
       3-Way option        9.5     $11.61          $8.97     $6.33          -
       3-Way option        4.7     $11.08          $8.55     $6.01          -
       3-Way option        4.7     $ 9.50          $7.49     $5.70          -
       3-Way option        9.5     $ 9.50          $7.39     $5.70          -
       Swap                4.7          -              -         -      $8.70
       Swap                2.4          -              -         -      $9.01
       Swap(3)            14.2          -              -         -      $8.46
       Swap(3)             9.5          -              -         -      $9.07
     April 1, 2008 -
      October 31, 2008
       Collar              6.6     $ 8.44          $7.17         -          -
       Collar(1)           6.6     $ 7.49          $6.44         -          -
       Collar(1)           5.7     $ 7.39          $6.65         -          -
       Collar(2)          11.4     $ 8.65          $7.60         -          -
       Collar(2)           2.8     $ 8.65          $7.49         -          -
       Collar(2)           2.8     $ 8.86          $7.91         -          -
       3-Way option        5.7     $ 9.50          $7.54     $5.28          -
       3-Way option(1)    11.8     $ 7.91          $6.75     $5.49          -
       3-Way option(1)    11.8     $ 7.91          $6.75     $5.38          -
       3-Way option(2)     4.7     $ 8.23          $7.18     $5.28          -
       Swap                4.7          -              -         -      $8.18
       Swap(1)             7.6          -              -         -      $6.79
       Swap(1)(3)         14.2          -              -         -      $6.70
       Swap(2)(3)         14.2          -              -         -      $7.17
       Swap(2)             2.8          -              -         -      $7.91
       Swap(2)             2.8          -              -         -      $7.87
     November 1, 2008 -
      March 31, 2009
       Collar(2)           5.7     $ 9.50          $8.44         -          -
       3-Way option        5.7     $10.71          $7.91     $5.80          -
     2007 - 2010
     Physical (escalated
      pricing)             2.0          -              -         -      $2.59
     -------------------------------------------------------------------------
     (1) Financial contracts entered into during the fourth quarter of 2007.
     (2) Financial contracts entered into subsequent to December 31, 2007.
     (3) Acquired through the acquisition of Focus.

     13. COMMITMENTS AND CONTINGENCIES

     (a) Pipeline Transportation

     Enerplus has contracted to transport 104 MMcf/day of natural gas on the
     Nova system in the province of Alberta as well as 20 MMcf/day of natural gas on various pipelines to the US midwest. Enerplus also has a contract to transport a minimum of 2,480 bbls/day of crude oil from the field to suitable marketing sales points within western Canada.

     (b) Oil Sands Lease No.24

     The Fund's acquisition of a working interest in the Joslyn project included the assumption of a proportionate share of certain contingent project debt. Effectively, this debt is comprised of principal of
     $3,150,000 plus accrued interest to December 31, 2007 of $1,571,000.
     Interest is accrued at the Bank of Canada prime business rate and is not compounded. The debt is contingent on attaining certain production hurdles with respect to development of the project. As it is still too early to determine if these hurdles will be satisfied, no portion of the contingent debt has been accrued for in the consolidated financial statements.

     (c) Office Lease

     Enerplus has office lease commitments for both its Canadian and U.S.
     operations that expire between 2011 and 2014. Annual costs of these lease commitments include rent and operating fees.

     (d) Guarantees

            (i) Corporate indemnities have been provided by the Fund to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with the Fund and its subsidiaries and/or affiliates, subject to certain
            restrictions. The Fund has purchased directors' and officers'
            liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of the Fund's subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be
            reasonably estimated.

            (ii) The Fund may provide indemnifications in the normal course of business that are often standard contractual terms to
            counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Fund from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the
            Fund's liquidity, consolidated financial position or results of operations.

     Enerplus has the following minimum annual commitments including long-term debt:
                                                                        Total
                                                                    Committed
                             Minimum Annual Commitment Each Year        after
                          -----------------------------------------      2012
     ($ thousands)   Total    2008    2009     2010    2011    2012
     -------------------------------------------------------------------------
     Bank credit
      facility   $ 497,347 $     - $     - $497,347 $     - $     -  $      -
     Senior
      unsecured
      notes      323,408(1)      -       -   53,666  64,682  64,682   140,378
     Pipeline
      commitments   31,063   9,972   5,879    3,960   2,797   2,405     6,050
     Office lease   67,875   6,907   7,559   10,304  10,782  11,082    21,241
     -------------------------------------------------------------------------
     Total
      commit-
      ments      $ 919,693 $16,879 $13,438 $565,277 $78,261 $78,169  $167,669
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Includes the economic impact of derivative instruments directly related to the senior unsecured notes (CCIRS and foreign exchange swap - see Note 12).

     In addition, the Fund is involved in claims and litigation arising in the normal course of business. The resolution of these claims is uncertain and there can be no assurance they will be resolved in favour of the
     Fund; however, management believes the resolution of these matters would not have a material adverse impact on the Fund's liquidity, consolidated financial position or results of operations.

     Not reflected in the above schedule are those term contracts for transportation and the office lease that Enerplus assumed upon the completion of the Focus acquisition. The Focus term transportation contracts consist of 45 MMcf/day of natural gas in British Columbia, and
     60 MMcf/day of natural gas in Saskatchewan.

     14. GEOGRAPHICAL INFORMATION

     As at December 31, 2007
     ($ thousands)                           Canada          U.S.       Total
     -------------------------------------------------------------------------
     Oil and gas revenue                $ 1,252,413  $   286,740  $ 1,539,153
     Capital assets                       3,293,413      579,405    3,872,818
     Goodwill                                47,532      147,580      195,112
     -------------------------------------------------------------------------

     As at December 31, 2006
     ($ thousands)                           Canada          U.S.       Total
     -------------------------------------------------------------------------
     Oil and gas revenue                $ 1,323,631  $   271,693  $ 1,595,324
     Capital assets                       3,101,277      624,820    3,726,097
     Goodwill                                47,532      174,046      221,578
     -------------------------------------------------------------------------

     15. EVENTS SUBSEQUENT TO DECEMBER 31, 2007

     On February 13, 2008, Enerplus closed the acquisition of Focus. Under the plan of arrangement, Focus unitholders received 0.425 of an Enerplus trust unit for each Focus trust unit. This transaction is being accounted for as a business combination and the purchase price equation has not yet been determined. Total estimated consideration, including deal costs and assumed debt, is $1.7 billion, consisting of trust units issued and trust units issuable in respect of convertible limited partnership units.

     Enerplus issued a total of 30,150,000 trust units and assumed 9,087,000
     Class B units of Focus Limited Partnership, each exchangeable at the option of the holder for no additional consideration, into 0.425 of an
     Enerplus trust unit.

     5 YEAR DETAILED STATISTICAL REVIEW

     ($ thousands,
     except per
     unit amounts)   2007         2006         2005         2004         2003
     -------------------------------------------------------------------------
     Financial
     Oil and
      gas
      sales(1)$ 1,464,214  $ 1,569,487  $ 1,413,734  $   989,266  $   890,011
     Cash flow
      from
      operating
      activities  868,548      863,696      774,633      555,060      427,434
     Cash distri-
      butions to
      unitholders 646,835      614,340      498,205      423,311      372,576
       Per unit      5.04         5.04         4.47         4.20         4.29
     Cash withheld
      for acquis-
      itions and
      capital
      expendi-
      tures       221,713      249,356      276,428      113,248       34,145
     Development
      capital
      spending    387,165      491,226      368,689      206,874      157,706
     Acquisitions 274,244       51,313      704,028      636,326      225,293
     Divestments    9,572       21,127       66,511       31,742       73,214
     Total net
      capital
      expendi-
      tures       658,327      526,387    1,010,549      813,636      312,073
     Total
      assets    4,303,130    4,203,804    4,130,623    3,180,748    2,661,765
     Long-term
      debt, net
      of cash     724,975      679,650      649,825      584,991      257,701
     Payout
      ratio(2)        74%          71%          64%          76%          87%
     -------------------------------------------------------------------------
     Net debt/
      cash flow
      ratio          0.8x         0.8x         0.8x          1.1x        0.6x
     -------------------------------------------------------------------------

     Trust Unit
      Trading
      Information
     Toronto
      Stock
      Exchange
      trading
      summary
       Close     $  39.87     $  50.68     $  55.86      $  43.60    $  39.35
       Volume      96,898       82,120       62,278        52,821      51,800
     New York
      Stock
      Exchange
      trading
      summary
       Close     $  40.05     $  43.61     $  47.98      $  36.31    $  30.44
       Volume      54,192       81,677       70,454        67,570      60,624
     Weighted
      average
      number of
      units out-
      standing
      (basic)     127,691      121,588      109,083        99,273      86,202
     Number of
      units out-
      standing at
      December 31 129,813      123,151      117,539       104,124      94,349
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Average
      Benchmark
      Pricing
     AECO natural
      gas (per
      Mcf)          $6.61        $6.99        $8.48         $6.79       $6.70
     NYMEX natural
      gas (US$ per
      Mcf)           6.92         7.26         8.55          6.09        5.54
     WTI crude oil
      (US$ per bbl) 72.34        66.22        56.56         41.40       31.04
     CDN$/US$
      exchange
      rate           0.93         0.88         0.83          0.77        0.72
     -------------------------------------------------------------------------
     ($ per BOE
      except
      percentage
      data)
     -------------------------------------------------------------------------
     Oil and Gas
      Economics
     Net royalty
      rate            19%          19%          19%           21%         20%
     Weighted
      average
      price(3)     $50.48       $50.23       $52.36        $40.90      $36.94
     Hedging(4)      0.45        (1.10)       (4.90)        (3.50)      (1.81)
     -------------------------------------------------------------------------
     Weighted
      average
      price(1)      50.93        49.13        47.46         37.40       35.13
     Net royalty
      expense        9.49         9.36        10.21          8.40        7.51
     Operating
      expense(4)     9.11         8.02         7.45          7.14        6.73
     -------------------------------------------------------------------------
     Operating
      netback       32.33        31.75        29.80         21.86       20.89
     General and
      admini-
      strative
      expense(4)     1.98         1.71         1.28          1.06        0.95
     Management
      fee               -            -            -             -        2.29
     Interest
      expense,
      net of
      interest
      and other
      income(4)      1.37         0.95         0.51          0.68        0.74
     Foreign
      exchange(4)    0.06        (0.02)        0.13         (0.01)       0.08
     Taxes           0.77         0.70         0.31          0.24        0.26
     Restoration
      and abandon-
      ment cash
      costs          0.54         0.37         0.27          0.25        0.26
     -------------------------------------------------------------------------
     Cash flow
      before
      changes in
      non-cash
      working
      capital      $27.61       $28.04       $27.30        $19.64      $16.31
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of commodity derivative instruments and transportation
     (2) Calculated as cash distributions to unitholders divided by cash flow from operating activities
     (3) Net of transportation and before the effects of commodity derivative instruments
     (4) Does not include non-cash portion of expense

     OPERATIONAL STATISTICS

     The following information outlines Enerplus' gross average daily production volumes for the years indicated and our company interest reserves based upon forecast prices and costs at December 31 each year.

                   2007(1)      2006(1)      2005(1)      2004(1)      2003(1)
     -------------------------------------------------------------------------
     Daily
      Production
     Oil Sands
      (bbls/day)      n/a          n/a          n/a           n/a         n/a
     Crude Oil
      (bbls/day)   34,506       36,134        29,315       25,550      24,597
     NGLs
      (bbls/day)    4,104        4,483         4,689        4,398       4,666
     Natural Gas
      (Mcf/day)   262,254      270,972       274,336      271,091     240,907
     -------------------------------------------------------------------------
     BOE per day   82,319       85,779        79,727       75,130      69,414

     Drilling
      Activity
      (net wells)     252          361           393          367         294
     Success Rate     99%          99%           99%          99%         99%

     Production
      Replacement     90%          82%          247%         384%         91%

     Proved
      Reserves(2)
     Oil Sands
      (Mbbls)       8,568        8,730         9,453          n/a         n/a
     Crude Oil
      (Mbbls)     125,238      125,048       129,745      104,408      91,063
     NGLs (Mbbls)  11,785       12,690        13,084       12,776      13,571
     Natural Gas
      (MMcf)      866,077      920,061       965,776      971,598     867,204
     -------------------------------------------------------------------------
     MBOE         289,937      299,812       313,245      279,117     249,168
     -------------------------------------------------------------------------
     Probable
      Reserves(2)
     Oil Sands
      (Mbbls)      54,930       47,998        43,700       47,747         n/a
     Crude Oil
      (Mbbls)      35,504       34,421        31,567       26,783      27,807
     NGLs (Mbbls)   3,827        3,777         3,539        3,292       3,742
     Natural Gas
      (MMcf)      336,214      344,025       342,518      295,698     284,096
     -------------------------------------------------------------------------
     MBOE         150,297      143,533       135,892      127,105      78,898
     -------------------------------------------------------------------------
     Proved Plus
      Probable
      Reserves(2)
     Oil Sands
      (Mbbls)      63,498       56,728        53,153       47,747         n/a
     Crude Oil
      (Mbbls)     160,742      159,469       161,312      131,191     118,870
     NGLs
      (Mbbls)      15,612       16,467        16,623       16,068      17,313
     Natural Gas
      (MMcf)    1,202,291    1,264,086     1,308,294    1,267,296   1,151,300
     -------------------------------------------------------------------------
     MBOE         440,234      443,345       449,137      406,222     328,066
     -------------------------------------------------------------------------
     Reserve
      Life
      Index(3)
     Without
      Oil Sands:
     Proved
      (years)       10.0           9.8           9.6         10.1       10.6
     Proved Plus
      Probable
      (years)       12.8          12.2          12.0         12.4       13.3
     -------------------------------------------------------------------------
     With Oil
      Sands:
     Proved
      (years)       10.3          10.1           9.9         10.1       10.6
     Proved Plus
      Probable
      (years)       14.8          14.0          13.5         14.0       13.3
     -------------------------------------------------------------------------

     (1) 2003 - 2007 reserve information reflects NI 51-101 reporting methodology.
     (2) Company interest reserves consist of gross reserves (as defined in
         National Instrument 51-101) plus Enerplus' royalty interests. Company interest reserves are not a term defined in National instrument
         51-101 and may not be comparable to reserves disclosed by other issuers.
     (3) The Reserve Life Indices (RLI) are based upon year-end proved plus probable reserves divided by the following year's proved and proved plus probable production volumes as determined in the independent reserve engineering reports.

     INFORMATION REGARDING DISCLOSURE IN THIS NEWS RELEASE AND OIL AND GAS
     RESERVES, RESOURCES AND OPERATIONAL INFORMATION

     All amounts in this news release are stated in Canadian dollars unless otherwise specified.

     Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading. In accordance with Canadian practice, production volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated. Unless otherwise specified, all reserves volumes in this news release (and all information derived therefrom) are based on "company interest reserves"
     using forecast prices and costs. "Company interest reserves" consist of
     "gross reserves" (as defined in National Instrument 51-101 adopted by the
     Canadian securities regulators ("NI 51-101") plus Enerplus' royalty interests in reserves. "Company interest reserves" are not a measure defined in NI 51-101 and does not have a standardized meaning under
     NI 51-101. Accordingly, our company interest reserves may not be comparable to reserves presented or disclosed by other issuers. Our oil and gas reserves statement for the year ended December 31, 2007, which will include complete disclosure of our oil and gas reserves and other oil and gas information in accordance with NI 51-101, will be contained within our Annual Information Form which will be available on our website at www.enerplus.com and on our SEDAR profile at www.sedar.com.
     Additionally, the Annual Information Form will form part of our Form 40-F that will be filed with the SEC and available on www.sec.gov. Readers are also urged to review the Management's Discussion & Analysis and financial statements included in this news release for more complete disclosure on our operations.

     This news release contains estimates of "contingent resources".
     "Contingent resources" are not, and should not be confused with, oil and gas reserves. "Contingent resources" are defined in the Canadian Oil and
     Gas Evaluation Handbook (the "COGE Handbook") as "those quantities of petroleum estimated, as of given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage."

     There is no certainty that Enerplus will produce any portion of the volumes currently classified as "contingent resources". The primary contingencies which currently prevent the classification of Enerplus'
     disclosed contingent resources associated with the Kirby oil sands project as reserves consist of current uncertainties around the specific scope and timing of the project development, proposed reliance on technologies that have not yet been demonstrated to be commercially applicable in oil sands applications, the uncertainty regarding marketing plans for production from the subject areas and improved estimation of project costs. The primary contingencies which currently prevent the classification of Enerplus' disclosed contingent resources associated with the Joslyn Project as "reserves" consist of current uncertainties around the specific scope of the Joslyn Project (and in particular the finalization of an overall lease development plan), timing of the proposed development as it relates to proposed changes in the lease development plan, proposed reliance on technologies that have not yet been demonstrated to be commercially applicable in oil sands applications, the uncertainty regarding marketing plans for production from the subject areas and improved estimation of project costs. Based on current information and market conditions, Enerplus believes that development of the Kirby and Joslyn projects will proceed as described in this news release, although readers should consider the described uncertainties regarding SAGD expansion and the development of the mining portion of the Joslyn Project, as described herein. However, there are a number of inherent risks and contingencies associated with the development of the Kirby and Joslyn projects, including commodity price fluctuations, project costs, receipt of regulatory approvals and those other risks and contingencies described above and under "Risk Factors and
     Risk Management" in the Management's Discussion an Analysis section of this news release and under "Risk Factors" in the Fund's Annual
     Information Form (and corresponding Form 40-F) dated March 12, 2007, as well as the risk factors to be contained in the Fund's Annual Information
     Form (and corresponding Form 40-F) to be filed in mid-March 2008.

     NOTICE TO U.S. READERS

     The oil and natural gas reserves contained in this Annual Information
     Form has generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States
     Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the
     SEC rules) but also probable reserves, each as defined in NI 51-101.
     Accordingly, proved reserves disclosed in this news release may not be comparable to U.S. standards, and in this news release, Enerplus has disclosed reserves designated as "probable reserves" and "proved plus probable reserves". Probable reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. The SEC's guidelines strictly prohibit reserves in these categories from being included in filings with the SEC that are required to be prepared in accordance with U.S. disclosure requirements. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross (or, as noted above,
     "company interest") volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. Moreover, Enerplus has determined and disclosed estimated future net revenue from its and Focus'
     reserves using forecast prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. As a consequence of the foregoing,
     Enerplus' and Focus' reserve estimates and production volumes in this news release may not be comparable to those made by companies utilizing
     United States reporting and disclosure standards. Additionally, the SEC prohibits disclosure of oil and gas resources, whereas Canadian issuers may disclose resource volumes. Resources are different than, and should not construed as, reserves. For a description of the definition of, and the risks and uncertainties surrounding the disclosure of, contingent resources, see above.

     FORWARD-LOOKING INFORMATION AND STATEMENTS

     This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate",
     "objective", "ongoing", "may", "will", "project", "should", "believe",
     "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-
     looking information and statements pertaining to the following: the volumes and estimated value of the Fund's oil and gas reserves; the life of the Fund's reserves; the volume and product mix of the Fund's oil and gas production; future oil and natural gas prices and the Fund's commodity risk management programs; the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures, including with respect to both our conventional and oil sands activities and in particular the development of the Kirby and Joslyn leases; future acquisitions and dispositions; the reinstatement of production from the Giltedge property and the availability of business interruption insurance to mitigate the costs of the Giltedge fire; the making and timing of future regulatory filings and applications; the value of the Fund's equity investments; future tax treatment of income trusts and future taxes payable by the Fund; the
     Fund's tax pools; the impact of the Focus acquisition on the Fund; the amount, timing and tax treatment of cash distributions to unitholders;
     and future payout ratios.

     The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of the Fund including, without limitation: that the Fund will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed)
     tax, royalty and regulatory regimes; the accuracy of the estimates of the
     Fund's reserve and resource volumes; certain commodity price and other cost assumptions; the continued availability of adequate debt and equity financing and cash flow to fund its plans expenditures; and accurate assessment of the value of Focus' assets and the extent of its liabilities The Fund believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

     The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-
     looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of the Fund's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters;
     changes in development plans the Fund or by third party operators of the
     Fund's properties, including the operator of the Joslyn oil sands project; increased debt levels or debt service requirements; inaccurate estimation of the Fund's and Focus' oil and gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets;
     increased costs; a lack of adequate insurance coverage; declines in the value of the Fund's equity investments; the impact of competitors; and
     certain other risks detailed from time to time in the Fund's public disclosure documents (including, without limitation, those risks identified in this news release and in the Fund's annual information form).

     The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of the
     Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     Gordon J. Kerr
     President & Chief Executive Officer
     >>

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or email
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 28-FEB-08